    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 10, 1997

                                                     REGISTRATION NO. 33-
================================================================================
SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                           HERMES EUROPE RAILTEL B.V.
             (Exact name of registrant as specified in its charter)

          NETHERLANDS                       4813                           NONE
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)      Identification Numbers)

                              TERHULPSESTEENWEG 6A
                            1560 HOEILAART, BELGIUM
                                 (322) 658-5200
    (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive officers)
                             CT CORPORATION SYSTEM
                                 1633 BROADWAY
                               NEW YORK, NY 10019
                                 (212) 664-1666
              (Name, address, including ZIP, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                    Copy to:
                          JOHN D. MORRISON, JR., ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000
          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED EXCHANGE OFFER:
  As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

=================================================================================================
                                                    PROPOSED
                                                    MAXIMUM         PROPOSED        AMOUNT OF
     TITLE OF EACH CLASS OF       AMOUNT TO BE   OFFERING PRICE MAXIMUM AGGREGATE   REGISTRATION
  SECURITIES TO BE REGISTERED      REGISTERED       PER NOTE     OFFERING PRICE       FEE(1)
-------------------------------------------------------------------------------------------------
11 1/2% Senior Exchange Notes
  Due 2007......................   $265,000,000      $1,000       $265,000,000      $80,303.03
=================================================================================================

(1) The registration fee was calculated, pursuant to Rule 457(f), as one-thirty-third of one percent of $265,000,000.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH JURISDICTION.

                 SUBJECT TO COMPLETION, DATED OCTOBER   , 1997

PROSPECTUS                                                   FILE NO: 33-

                          [HERMES EUROPE RAILTEL LOGO]
               HERMES EUROPE RAILTEL B.V.
                                  OFFER TO EXCHANGE
                         11 1/2% SENIOR NOTES DUE 2007
                                      FOR
                 ALL OUTSTANDING 11 1/2% SENIOR NOTES DUE 2007

     THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK TIME ON
               , 1997, UNLESS EXTENDED, PROVIDED IT MAY NOT BE EXTENDED BEYOND , 1997.

    Hermes Europe Railtel B.V., a company organized in the Netherlands (the "Company"), hereby offers, upon the terms and subject to conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"; together with the Prospectus, the "Exchange Offer"), to exchange up to an aggregate principal amount of $265,000,000 of its registered 11 1/2% Senior Notes due 2007 (the "Exchange Notes") for up to an aggregate principal amount of $265,000,000 of its outstanding unregistered
11 1/2% Senior Notes due 2007 (the "Outstanding Notes"). The form and terms of the Exchange Notes are identical in all material respects to those of the Outstanding Notes, except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except for certain interest provisions related to such registration rights. The Exchange Notes will be issued pursuant to, and entitled to the benefits of, the Indenture (as defined) governing the Outstanding Notes. The Exchange Notes and the Outstanding Notes are sometimes referred to collectively as the "Notes."

    The Exchange Notes will be general unsecured obligations of the Company and will rank senior in right of payment to all future Indebtedness (as defined)of the Company that is expressly subordinated in right of payment to the Exchange Notes and pari passu in right of payment with all existing and future unsecured liabilities of the Company that are not so subordinated. The Exchange Notes will be effectively subordinated to all secured liabilities of the Company to the extent of the assets securing such liabilities. In addition, the Exchange Notes will be structurally subordinated to all liabilities (including trade payables) of the Company's subsidiaries. As of June 30, 1997, on a pro forma basis, the Company would have had no Indebtedness other than the Outstanding Notes, and the Company's subsidiaries would have had $10.0 million of total liabilities reflected on the Company's balance sheet. Following the Exchange Offer, the Company intends to transfer all or substantially all of its assets and liabilities (other than the Exchange Notes) to its subsidiaries. After such transfer, the Company will be a holding company with limited assets and will operate its business through subsidiaries. See "Capitalization" and "Description of the Exchange Notes."

    The Company will accept for exchange any and all Outstanding Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York time, on
             , 1997, unless extended by the Company in its sole discretion (the "Expiration Date"). The Exchange Offer will not in any event be extended to a
date beyond              , 1997. Tenders of Outstanding Notes may be withdrawn
at any time prior to 5:00 p.m., New York time, on the Expiration Date. If the Company terminates the Exchange Offer and does not accept for exchange any Outstanding Notes with respect to the Exchange Offer, the Company will promptly return the Outstanding Notes to the holders thereof. The Exchange Offer is not conditioned upon any minimum principal amount of Outstanding Notes being tendered for exchange, but is otherwise subject to certain customary conditions. The Outstanding Notes may be tendered only in integral multiples of $1,000.

    Interest on the Exchange Notes will be payable semiannually in cash on February 15 and August 15 of each year, commencing February 15, 1998. Holders of the Exchange Notes will receive interest on February 15, 1998, from the date of initial issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Outstanding Notes from the later of (i) the most recent date to which interest has been paid thereon and (ii) the date of issuance of the Outstanding Notes, to the date of exchange thereof. The Exchange Notes will mature on August 15, 2007. The Exchange Notes will be redeemable, in whole or in part, at the option of the Company, at any time on or after August 15, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to August 15, 2000, the Company may redeem Exchange Notes at a price in cash equal to 111.5% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption with the net cash proceeds of one or more Public Equity Offerings (as defined) or Strategic Equity Investments (as defined); provided, however, that at least two-thirds of the principal amount of Exchange Notes originally issued remains outstanding after each such redemption. Upon the occurrence of a Change of Control (as defined), each holder of Exchange Notes will have the right to require the Company to purchase such holder's Exchange Notes
                                                        (continued on next page)

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
            THE DATE OF THIS PROSPECTUS IS                  , 1997.

                                                          (Cover Page Continued)

at a price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

    The Exchange Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement dated August 19, 1997 (the "Registration Rights Agreement") between the Company and Donaldson, Lufkin & Jenrette Securities Corporation, UBS Securities LLC and Lehman Brothers Inc., as the initial purchasers (the "Initial Purchasers") with respect to the initial sale of the Outstanding Notes. The Outstanding Notes were sold by the Company (the "Offering") on August 19, 1997 to the Initial Purchasers who placed the Outstanding Notes with certain institutional investors in reliance on certain exceptions under the Securities Act of 1933, as amended (the "Securities Act"). Based on positions taken by the staff of the Securities and Exchange Commission (the "Commission") that have been enunciated in no-action letters issued in Exxon Capital Holdings Corp. (available April 13,
1989) and Morgan Stanley & Co. Inc. (available June 5, 1991), among others, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by the respective holders thereof (other than any such holder which is (i) a broker-dealer who purchased such Outstanding Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such Exchange Notes and is not engaged in and does not intend to engage in a distribution of the Exchange Notes. However, the Commission has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Holders of Outstanding Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Holders who tender Outstanding Notes in the Exchange Offer with the intention to participate in a distribution of the Exchange Notes may not rely upon the Morgan Stanley or similar no-action letters. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the Exchange Notes received in exchange for Outstanding Notes if such Exchange Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    Any Outstanding Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holder of Outstanding Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Outstanding Notes held by them. If the Company has exchanged Exchange Notes for all Outstanding Notes validly tendered and not withdrawn in accordance with the terms of the Exchange Offer and the Registration Statement remains effective until the expiration date of the Exchange Offer, none of the Notes will be entitled to the contingent increase in interest rate provided pursuant to the Registration Rights Agreement.

    Prior to the Exchange Offer, there has been no public market for the Exchange Notes. There can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes, the ability of holders to sell the Exchange Notes or the price at which holders would be able to sell the Exchange Notes. The Company does not intend to list the Exchange Notes for trading on any U.S. national securities exchange or over-the-counter market system, but the Outstanding Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market and the Company expects to list the Exchange Notes on the Luxembourg Stock Exchange. Future trading prices of the Exchange Notes will depend on many factors, including among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Historically, the market for securities similar to the Exchange Notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for the Exchange Notes, if such market develops, will not be subject to similar disruptions. The Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes offered hereby. However, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice.

    To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the Exchange Notes prior to offering or selling such Exchange Notes. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Notes held by broker-dealers for offer or sale under the securities or blue sky laws of such jurisdictions as any such holder reasonably requests in writing. Unless the Company is so requested, the Company does not intend to take any action to register or qualify the Exchange Notes for sale in any such jurisdictions.

    The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to pay certain expenses incident to the Exchange Offer.

    THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS OF OR EXCHANGE FROM, HOLDERS OF OUTSTANDING NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS, NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

    EXCHANGE NOTES MAY NOT BE OFFERED IN THE NETHERLANDS OR ELSEWHERE TO THE ACCOUNT OF ANY PERSON OR ENTITY OTHER THAN TO PERSONS OR ENTITIES WHO OR WHICH TRADE OR INVEST IN NOTES IN THE CONDUCT OF A PROFESSION OR BUSINESS WITHIN THE MEANING OF THE SECURITIES TRANSACTIONS SUPERVISION ACT 1995 (WET TOEZICHT EFFECTENVERKEER 1995) AND ITS IMPLEMENTING REGULATIONS (WHICH INCLUDES BANKS, BROKERS, PENSION FUNDS, INSURANCE COMPANIES, SECURITIES FIRMS, INVESTMENT INSTITUTIONS, OTHER INSTITUTIONAL INVESTORS, AND OTHER PARTIES INCLUDING INTER ALIA TREASURIES AND FINANCE COMPANIES OF LARGE ENTERPRISES WHICH TRADE OR INVEST IN SECURITIES).

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) under the Securities Act, and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Exchange Notes offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes filed as a part hereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto and reports and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10007. In addition, reports and other information filed by the Company can be accessed via the Commission's Internet home page at http://www.sec.gov/. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has agreed to file with the Commission, to the extent permitted, and distribute to holders of the Exchange Notes reports, information and documents specified in Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), so long as the Exchange Notes are outstanding, whether or not the Company is subject to such informational requirements of the Exchange Act.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Prospectus, and particularly in the risk factors set forth herein under "Risk Factors." Among the key factors that have a direct bearing on the Company's results of operations are the potential risk of delay in implementing the roll-out of the Company's Network (as defined), the Company's substantial leverage and the Company's need for substantial additional capital requirements. These and other factors are discussed herein under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus.

     The risk factors described herein could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company, and investors, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                             SERVICE OF PROCESS AND
                      ENFORCEABILITY OF CIVIL LIABILITIES

     The Company is a Netherlands company and substantially all of its assets are located outside the United States. In addition, certain members of the Supervisory Board of the Company are residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons or the Company judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. Since there is no treaty between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, United States judgments are not enforceable in the Netherlands. However, a final judgment for the payment of money obtained in a United States court, which is not subject to appeal or any other means of contestation and is enforceable in the United States, would in principle be upheld by a Netherlands court of competent jurisdiction when asked to render a judgment in accordance with such final judgment by a United States court, without substantive re-examination or relitigation on the merits of the subject matter thereof; provided that such judgment has been rendered by a court of competent jurisdiction, in accordance with rules of proper procedure, that it has not been rendered in proceedings of a penal or revenue nature and that its content and possible enforcement are not contrary to public policy or public order of the Netherlands. Notwithstanding the foregoing, there can be no assurance that United States investors will be able to enforce against the Company, or members of the Management or Supervisory Boards, or certain experts named herein who are residents of the Netherlands or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Netherlands court would impose civil liability on the Company or on the members of the Management or Supervisory Boards in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands against the Company or such members.

     The Company is organized in the Netherlands and the Company's executive offices are currently located at Terhulpsesteenweg 6A, 1560 Hoeilaart, Belgium, and its telephone number is 32-2-658-5200.

                              CERTAIN DEFINITIONS

     As used in this Prospectus, "H.E.R." or the "Company" means Hermes Europe Railtel B.V., a Netherlands corporation. References to "guilders" or "NLG" are to Dutch guilders or any other substitute currency in the Netherlands, references to "ECU" are to European Currency Units, references to "BF" are to Belgian Francs and references to "dollars," "US$" or "$" are to United States dollars.

     Certain terms used in this Prospectus are defined in the "Glossary."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Capitalized terms used and not otherwise defined in this summary have the meanings given to them elsewhere in this Prospectus. Unless otherwise indicated, industry and market data in this Prospectus are based on or derived from sources that the Company believes are reliable. There can be no assurance, however, as to the accuracy of such industry or market data.

                                  THE COMPANY

     Hermes Europe Railtel B.V. is developing an approximately 17,000 kilometer, pan-European high capacity fiber optic network (the "H.E.R. Network" or the "Network") designed to interconnect a majority of the largest Western and Central European cities. H.E.R.'s objective is to become the leading pan-European carriers' carrier by providing centrally managed cross-border telecommunications transmission capacity to telecommunications companies including traditional Public Telecommunications Operators ("PTOs") and new entrants, such as alternative carriers, global consortia of telecommunications operators, international carriers, Internet backbone networks, resellers, value added networks and other service providers ("New Entrants"). H.E.R. intends to offer these target customers a better transport system than is currently available in Europe with a higher and more consistent level of transmission quality, redundancy, network functionality and service at lower prices.

     H.E.R. began initial trials of the Brussels-Amsterdam portion of the Network in the third quarter of 1996 and commenced commercial service in November 1996. The Company expects to continue to roll out full telecommunications transport service linking the cities of London, Rotterdam, Amsterdam, Antwerp, Brussels, Paris, Dusseldorf and Frankfurt (the "initial five country network") through April 1998. The initial five country network is expected to consist of 2,600 kilometers of fiber optic cable covering countries which, in 1995, originated over 60% of all outgoing calls and terminated over 60% of all incoming calls in the countries to be served by the Network. Network coverage is planned to be expanded to include Geneva, Zurich and Milan in the third quarter of 1998. Additional extensions of the Network to be completed in phases through the year 2000 will be built out into Scandinavia, Southern and Central Europe. The H.E.R. Network is expected to have points of presence in at least 32 cities in 15 European countries (the "H.E.R. Geographical Area" or "HERGA"). H.E.R. is deploying the Network along the rights-of-way of several of its rail-based shareholders as well as the rights-of-way of a variety of alternative sources, including motorways, waterways, pipelines and utilities.

     The European telecommunications market has historically been dominated by monopoly PTOs. This system has ensured the development of broad access to telecommunications services in Europe, but it has also restricted the growth of high quality and competitively priced pan-European voice and data services. The current liberalization occurring in Europe is intended to address these structural deficiencies by breaking down PTO monopolies, allowing new telecommunications operators to enter the market and increasing the competition within the European telecommunications market. In March 1996, the European Commission ("EC") adopted a directive (the "Full Competition Directive") requiring the full liberalization of all telecommunications services in most European Union ("EU") member states by January 1, 1998. The Company expects that full liberalization in these European countries will lead to the emergence of New Entrants with new and competitive service offerings. These New Entrants will seek to provide a more diverse offering of telecommunications services that are priced competitively, that offer higher value added services to customers, and that are accompanied by a high level of customer service. The Company expects this increase in competition will result in lower prices and a substantial increase in the volume of traffic and range of telecommunication services provided. The Company believes that as a result of the increased call volume and growth in value added services, participants in these markets will require significant amounts of new cross-border telecommunications transport capacity to provide their services.

     The H.E.R. Network will offer PTOs and New Entrants an attractive alternative for the transport of cross-border European telecommunications traffic. In the traditional system, PTOs own and control circuits only within their national borders, and as a result, cross-border traffic must be passed from one PTO to another PTO at the national boundary. No one PTO therefore owns or controls end-to-end cross-border circuit capacity. Consequently, the tariff for cross-border switched voice traffic is determined by a series of bilateral settlement agreements between PTOs. This system, known as the accounting rate mechanism (the "ARM"), is highly complex and has kept the price of cross-border calls at levels significantly higher than the underlying cost of transport and terminating calls. Increasing competition, however, is forcing PTOs and New Entrants to explore alternative means of transporting switched voice traffic across borders. Full liberalization in 1998 will allow the PTOs and New Entrants to transport this traffic across borders using dedicated circuits such as those provided by the Company. The alternative for the transport of this traffic will be for these competing carriers to build their own transport capacity or use International Private Leased Circuits ("IPLCs") which are provisioned by combining half-circuits on the networks of two or more PTOs. The Company believes that there are a number of problems with these options that will make the Company's service offering attractive to these carriers. In particular, building own transport capacity is unlikely to be an attractive option for most carriers because of the high traffic volumes required to justify the expense, the need to focus resources on marketing and customer service, the time commitment and the regulatory and administrative complexities involved. Significant among these is obtaining the rights of way along which to construct fiber optic cable across national borders as these typically do not meet at the border crossing. Those that do meet are often not available on both sides. Likewise, IPLCs provided by the PTOs also have a number of disadvantages, including high prices, lack of end-to-end quality control, lack of redundancy, low quality due to diversity of network systems and equipment, limited availability of bandwidth and long lead times for provisioning.

     The Company intends to address these deficiencies by creating a single pan-European fiber network that will provide cross-border wholesale transport services exclusively to the carrier market. The Company believes it is the only operator currently developing such a network for this purpose. The H.E.R. Network will provide the following advantages: the Network will (i) be wholly controlled and operated by H.E.R., allowing full end-to-end quality control,
(ii) operate on a low cost structure, which, combined with its ability to carry traffic from a large number of carriers, will allow the Company to offer highly competitive pricing, (iii) feature a network architecture and technology platform that will allow for flexible network availability, full redundancy, high bandwidth speeds, and low error performance and (iv) allow the Company to provide tailored innovative service offerings to individual customers, allowing them to maximize the efficiency of their own networks. The Company believes that these features combined with the Company's early entry into the market, its carriers' carrier strategy and the Company's current agreements and relationships with rail-based entities will provide it with a sustainable competitive advantage.

     The Company's target customers carry a mixture of switched voice traffic, data traffic and multimedia/image traffic. In 1995, the HERGA is estimated to have generated in excess of 13 billion minutes of switched voice traffic with an estimated value of approximately $9.4 billion, and to have required approximately 5,900 E1 equivalents of circuit capacity. The market for switched telecommunications traffic grew at 12% per annum from 1984 to 1992. The Company expects this growth rate to continue through the year 2000 due to increased demand for such services resulting from lower prices and the availability of new services. Demand for switched voice capacity is expected by the Company to reach 11,300 E1 equivalents of circuit capacity by the year 2000. The market for data traffic (which is currently carried primarily over IPLCs) is estimated to have required approximately 250 E1 equivalents of circuit capacity in 1995. The Company expects this market to grow at approximately 30% per annum due to the increase in managed data network and other data services and to reach some 930 E1 equivalents of circuit capacity by the year 2000. The market for multimedia and image traffic (primarily Internet traffic) is estimated to have required approximately 180 E1 equivalents of circuit capacity in 1995. The Company expects this market to grow at approximately 40% per annum primarily due to the increase in Internet users and the increase in demand for high bandwidth services and to reach some 970 E1 equivalents of circuit capacity by the year 2000.

     The Company has entered into agreements for the construction and/or lease of the fiber optic routes for the initial five country network, except for some of the routes in Germany which are currently under negotiation. The Company has completed the construction of two undersea cables connecting the United Kingdom to the Netherlands and to Belgium, which should be placed in commercial service in January 1998. In France, the Company has reached agreement with an operator of motorways for the use of approximately 600 kilometers of infrastructure in northern France, and has agreements with other providers to complete the French segment of the initial five country network. The Company expects to start commercial service connecting Paris to Brussels, Amsterdam and London by January 1998. Contracts are currently being negotiated with respect to the portion of the Network connecting Germany with each of France, the Netherlands and Switzerland. The Company has also entered into an agreement with two utility companies to develop portions of the Network in Germany and expects that Dusseldorf, Frankfurt and Stuttgart will be connected to the Network by April 1998. In addition, the Company will be provided transport services between Stockholm and Copenhagen pursuant to an agreement.

     Currently, nine customers are under contract for service on the H.E.R. Network. These customers represent a range of telecommunications providers including PTOs, a global consortium of PTOs, Internet service providers, an international carrier, a value added network and a reseller.

     The H.E.R. Network is based on SDH technology, which provides for digital transmission capability upon which a broad range of advanced functionality may be built and which offers network availability, flexibility and bandwidth speeds and error performance not otherwise available to carriers for transport of telecommunications traffic across national borders in Europe. The Network is designed to provide customers with a wide variety of network bandwidth speeds, ranging from VC12/E1 Standard (equivalent to 2.048 Mbps) to STM-1/E4 Standard (equivalent to 155 Mbps). The Network architecture specifies a meshed topology that can reach destinations through multiple paths. Substantially all Network equipment and control equipment will be owned by the Company. For all routings, there will be at least two alternate paths. The Company expects to size the H.E.R. Network through successive upgrades so that the Network has at least twice the amount of capacity it is forecast to require in any given year. Network capacity upgrades can be accomplished optically through the use of wave division multiplexing ("WDM") technology without adding fiber optic cable. The H.E.R. Network has been designed to be controlled by a single network management center and supported by advanced operational support systems. The Network Operations Center located in Brussels, Belgium and a backup center located in Antwerp, Belgium are fully operational and house network management and customer support services which operate 24 hours a day, seven days a week.

     Pro forma for the H.E.R. Recapitalization (as defined), the Company will have had $102.4 million of cash equity contributed by its shareholders. See "Certain Relationships and Related Transactions." Based on the Company's business plan, the total capital expenditures required for the H.E.R. Network are currently expected to be approximately $335 million, with approximately $100 million required for the rollout of the initial five country network. As of June 30, 1997, approximately $22.6 million has been spent on Network capital expenditures. The Company currently estimates that after the Offering, its capital resources will be sufficient to fund operations and expected Network development through December 1998. The Company expects that its operations will generate positive EBITDA in the first year of full operation of the initial five country network. Sources of capital to fund Network development after 1998 may include internally generated funds, bank debt and vendor financing.

     H.E.R. is owned approximately 79% by Global TeleSystems Group, Inc. ("GTS") through its wholly-owned subsidiary, GTS-Hermes, Inc. ("GTS-Hermes"), approximately 13% by HIT Rail B.V. ("HIT Rail"), a consortium of eleven European railways, and approximately 8%, collectively, by two of the railways that comprise the HIT Rail consortium. GTS is a U.S. based provider of a broad range of telecommunications services to businesses, other telecommunications service providers and consumers in Russia and the Commonwealth of Independent States, Western and Central Europe and Asia. The Notes are obligations of the Company only and are not guaranteed by, and do not otherwise constitute obligations of, GTS.

                               THE EXCHANGE OFFER

The Exchange Offer..................     The Company is offering to exchange up
                                         to $265,000,000 aggregate principal
                                         amount of its registered 11 1/2% Senior
                                         Notes due 2007 (the "Exchange Notes")
                                         for up to $265,000,000 aggregate
                                         principal amount of its outstanding
                                         unregistered 11 1/2% Senior Notes due
                                         2007 (the "Outstanding Notes" and,
                                         together with the Exchange Notes, the
                                         "Notes"). The form and terms of the
                                         Exchange Notes are identical in all
                                         material respects to those of the
                                         Outstanding Notes, except for certain
                                         transfer restrictions and registration
                                         rights relating to the Outstanding
                                         Notes and except for certain interest
                                         provisions related to such registration
                                         rights described below under
                                         "Description of the Exchange Notes."
                                         The Exchange Notes will be issued
                                         pursuant to, and entitled to the
                                         benefits of, the Indenture governing
                                         the Outstanding Notes. Outstanding
                                         Notes may be exchanged only in integral
                                         multiples of $1,000.

                                         Based on positions taken by the staff
                                         of the Commission that have been
                                         enunciated in certain no-action
                                         letters, the Company believes that the
                                         Exchange Notes issued pursuant to the
                                         Exchange Offer in exchange for
                                         Outstanding Notes may be offered for
                                         resale, resold and otherwise
                                         transferred by the respective holders
                                         thereof (other than any such holder
                                         which is (i) a broker-dealer who
                                         purchased such Outstanding Notes
                                         directly from the Company to resell
                                         pursuant to Rule 144A or any other
                                         available exemption under the
                                         Securities Act or (ii) an "affiliate"
                                         of the Company within the meaning of
                                         Rule 405 under the Securities Act),
                                         without compliance with the
                                         registration and prospectus delivery
                                         provisions of the Securities Act,
                                         provided that the Exchange Notes are
                                         acquired in the ordinary course of such
                                         holder's business and such holder has
                                         no arrangement with any person to
                                         participate in the distribution of such
                                         Exchange Notes and is not engaged in
                                         and does not intend to engage in a
                                         distribution of the Exchange Notes.

Minimum Condition...................     The Exchange Offer is not conditioned
                                         upon any minimum aggregate principal
                                         amount of Outstanding Notes being
                                         tendered or accepted for exchange.

Expiration Date;
  Withdrawal of Tender..............     The Exchange Offer will expire at 5:00
                                         p.m., New York time, on
                                                             , 1997, or such
                                         later date and time to which it is
                                         extended by the Company. The Exchange
                                         Offer will not in any event be extended
                                         to a date beyond                     ,
                                         1997. The tender of Outstanding Notes
                                         pursuant to the Exchange Offer may be
                                         withdrawn at any time prior to the
                                         Expiration Date. Any Outstanding Notes
                                         not accepted for
                                         exchange for any reason will be
                                         returned without expense to the
                                         tendering holder thereof as promptly as
                                         practicable after the expiration or
                                         termination of the Exchange Offer.

Certain Conditions to the
  Exchange Offer....................     The Exchange Offer is subject to
                                         certain customary conditions, which may
                                         be waived by the Company. See "Terms of
                                         the Exchange Offer -- Certain
                                         Conditions to the Exchange Offer."

Procedures for Tendering
  Outstanding Notes.................     Each holder of Outstanding Notes
                                         wishing to accept the Exchange Offer
                                         must complete, sign and date the Letter
                                         of Transmittal, or a facsimile thereof,
                                         in accordance with the instructions
                                         contained herein and therein, and mail
                                         or otherwise deliver such Letter of
                                         Transmittal, or such facsimile,
                                         together with such Outstanding Notes
                                         and any other required documentation to
                                         the Exchange Agent at the address set
                                         forth herein. By executing the Letter
                                         of Transmittal, each holder will
                                         represent to the Company that, among
                                         other things, (i) any Exchange Notes to
                                         be received by it will be acquired in
                                         the ordinary course of its business,
                                         (ii) it has no arrangement with any
                                         person to participate in the
                                         distribution of the Exchange Notes and
                                         (iii) it is not an "affiliate," as
                                         defined in Rule 405 of the Securities
                                         Act, of the Company or, if it is an
                                         affiliate, it will comply with the
                                         registration and prospectus delivery
                                         requirements of the Securities Act to
                                         the extent applicable.

Interest on the Exchange Notes......     The Exchange Notes will bear interest
                                         at the rate of 11 1/2% per annum,
                                         payable semiannually on February 15 and
                                         August 15, commencing February 15,
                                         1998, to holders of record on the
                                         immediately preceding February 1 and
                                         August 1, respectively. Holders of the
                                         Exchange Notes will receive interest on
                                         February 15, 1998 from the date of
                                         initial issuance of the Exchange Notes,
                                         plus an amount equal to the accrued
                                         interest on the Outstanding Notes from
                                         the later of (i) the most recent date
                                         to which interest has been paid thereon
                                         and (ii) the date of initial issuance
                                         of the Outstanding Notes, to the date
                                         of exchange thereof. Interest on the
                                         Outstanding Notes accepted for exchange
                                         will cease to accrue upon issuance of
                                         the Exchange Notes.

Special Procedures for
  Beneficial Owners.................     Any beneficial owner whose Outstanding
                                         Notes are registered in the name of a
                                         broker, dealer, commercial bank, trust
                                         company or other nominee and who wishes
                                         to tender such Outstanding Notes in the
                                         Exchange Offer should contact such
                                         registered holder promptly and instruct
                                         such registered holder to tender on
                                         such beneficial owner's behalf. If such
                                         beneficial owner
                                         wishes to tender on such owner's own
                                         behalf, such owner must, prior to
                                         completing and executing the Letter of
                                         Transmittal and delivering its
                                         Outstanding Notes, either make
                                         appropriate arrangements to register
                                         ownership of the Outstanding Notes in
                                         such owner's name or obtain a properly
                                         completed bond power from the
                                         registered holder. The transfer of
                                         registered ownership may take
                                         considerable time and may not be able
                                         to be completed prior to the Expiration
                                         Date.

Guaranteed Delivery Procedures......     Holders of Notes who wish to tender
                                         their Outstanding Notes and whose
                                         Outstanding Notes are not immediately
                                         available or who cannot deliver their
                                         Outstanding Notes, the Letter of
                                         Transmittal or any other documents
                                         required by the Letter of Transmittal
                                         to the Exchange Agent prior to the
                                         Expiration Date, must tender their
                                         Outstanding Notes according to the
                                         guaranteed delivery procedures set
                                         forth in "Terms of the Exchange
                                         Offer -- Guaranteed Delivery
                                         Procedures."

Registration Rights.................     The Company has agreed to use its best
                                         efforts to consummate the Exchange
                                         Offer to offer holders of the
                                         Outstanding Notes an opportunity to
                                         exchange their Outstanding Notes for
                                         the Exchange Notes which will be issued
                                         without legends restricting the
                                         transfer thereof. If the Company is not
                                         permitted to effect the Exchange Offer
                                         under certain previously enunciated
                                         positions of the staff of the
                                         Commission, or in certain other
                                         circumstances, the Company has agreed
                                         to file a shelf registration statement
                                         (the "Shelf Registration Statement")
                                         covering resales of the Outstanding
                                         Notes and to use its best efforts to
                                         cause the Shelf Registration Statement
                                         to be declared effective under the
                                         Securities Act and, subject to certain
                                         exceptions, keep the Shelf Registration
                                         Statement effective until three years
                                         after the effective date thereof.

Certain Federal Income
  Tax Considerations................     For a discussion of certain federal
                                         income tax considerations relating to
                                         the Exchange Notes, see "Certain United
                                         States Federal Income Tax
                                         Consequences."

Use of Proceeds.....................     There will be no proceeds to the
                                         Company from the exchange pursuant to
                                         the Exchange Offer.

Exchange Agent......................     The Bank of New York is serving as
                                         exchange agent (the "Exchange Agent")
                                         in connection with the Exchange Offer.
                                         The address and telephone number of the
                                         Exchange Agent are set forth in "Terms
                                         of the Exchange Offer -- Exchange
                                         Agent."

             CONSEQUENCES OF FAILURE TO EXCHANGE OUTSTANDING NOTES

     Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Outstanding Notes as set forth in the legends thereon as a consequence of the issuance of the Outstanding Notes pursuant to exemptions from, or in transactions not subject to the registration requirements of the Securities Act and applicable state securities laws. Accordingly, such Outstanding Notes may be resold only (i) to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (ii) in a transaction meeting the requirements of Rule 144 under the Securities Act, (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act or
(iv) in accordance with another exemption from the registration requirements of the Securities Act (and upon an opinion of counsel if the Company so requests),
(v) to the Company or (vi) pursuant to an effective registration statement, and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction. The Company does not currently anticipate that it will register the Outstanding Notes under the Securities Act. See "Risk Factors -- Consequences of Failure to Exchange Outstanding Notes" and "Terms of the Exchange Offer -- Consequences of Failure to Exchange."

                          TERMS OF THE EXCHANGE NOTES

     The Exchange Offer applies to $265,000,000 aggregate principal amount of Outstanding Notes. The form and terms of the Exchange Notes are identical in all material respects to those of the Outstanding Notes, except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except for certain interest provisions related to such registration rights. The Exchange Notes will evidence the same debt as the Outstanding Notes and will be entitled to the benefits of the Indenture. See "Description of the Exchange Notes."

Securities Offered..................     $265,000,000 aggregate principal amount
                                         of 11 1/2% Senior Notes due 2007 of
                                         Hermes Europe Railtel B.V. (the
                                         "Exchange Notes").

Maturity............................     August 15, 2007.

Interest Payment Dates..............     February 15 and August 15, commencing
                                         February 15, 1998.

Ranking.............................     The Exchange Notes will be general
                                         unsecured obligations of the Company
                                         and will rank senior in right of
                                         payment to all future Indebtedness of
                                         the Company that is expressly
                                         subordinated in right of payment to the
                                         Exchange Notes and pari passu in right
                                         of payment with all existing and future
                                         unsecured liabilities of the Company
                                         that are not so subordinated. The
                                         Exchange Notes will be effectively
                                         subordinated to any secured liabilities
                                         of the Company to the extent of the
                                         assets securing such liabilities. In
                                         addition, the Exchange Notes will be
                                         structurally subordinated to all
                                         liabilities (including trade payables)
                                         of the Company's subsidiaries. As of
                                         June 30, 1997 on a pro forma basis, the
                                         Company would have had no Indebtedness
                                         other than the Notes, and the Company's
                                         subsidiaries would have had $10.0
                                         million of total liabilities reflected
                                         on the Company's balance sheet.
                                         Following the Exchange Offer, the
                                         Company intends to transfer all or
                                         substantially all of its assets and
                                         liabilities (other than the Exchange
                                         Notes) to its subsidiaries. After such
                                         transfer, the Company will be a holding
                                         company with limited assets and will
                                         operate its business through
                                         subsidiaries. See "Capitalization" and
                                         "Description of the Exchange Notes."

Escrow Account......................     The Company has purchased, pledged and
                                         transferred to the Trustee for the
                                         benefit of the holders of the Exchange
                                         Notes the Pledged Securities (as
                                         defined) in such amount as will be
                                         sufficient upon scheduled inter-
                                         est and principal payments of such
                                         securities to provide for the payment
                                         in full of the first four scheduled
                                         interest payments on the Exchange
                                         Notes. The Company has used
                                         approximately $56.5 million of the net
                                         proceeds of the offering of Outstanding
                                         Notes to acquire the Pledged
                                         Securities. The Pledged Securities have
                                         been pledged to the Trustee for the
                                         benefit of the holders of the Exchange
                                         Notes and deposited into an escrow
                                         account (the "Escrow Account") held by
                                         an escrow agent for the benefit of the
                                         Trustee and the holders of the Exchange
                                         Notes in accordance with an escrow
                                         agreement. Funds may be disbursed from
                                         the Escrow Account for interest
                                         payments on the Exchange Notes. Upon
                                         acceleration of the maturity of the
                                         Exchange Notes, the Escrow Agreement
                                         will provide for the payment of the
                                         amount remaining in the Escrow Account
                                         to the Trustee to be applied on account
                                         of amounts owing on the Exchange Notes
                                         as provided in the Indenture. Pending
                                         such disbursement, any uninvested funds
                                         contained in the Escrow Account will be
                                         invested in Cash Equivalents (as
                                         defined). See "Description of the
                                         Exchange Notes -- Escrow Account."

Optional Redemption.................     The Exchange Notes will be redeemable,
                                         in whole or in part, at the option of
                                         the Company, at any time on or after
                                         August 15, 2002 at the redemption
                                         prices set forth herein, plus accrued
                                         and unpaid interest to the date of
                                         redemption. In addition, prior to
                                         August 15, 2000, the Company may redeem
                                         Exchange Notes at a price equal to
                                         111.5% of the principal amount thereof,
                                         plus accrued and unpaid interest to the
                                         date of redemption with the net cash
                                         proceeds of one or more Public Equity
                                         Offerings or Strategic Equity
                                         Investments; provided, however, that at
                                         least two-thirds of the principal
                                         amount of Exchange Notes originally
                                         issued remains outstanding after each
                                         such redemption.

                                         The Company may, at any time, at its
                                         option, redeem all (but not less than
                                         all) of the Exchange Notes then
                                         outstanding at 100% of the principal
                                         amount thereof, plus accrued and unpaid
                                         interest, if any, to the date of
                                         redemption, if the Company has become
                                         or would become obligated to pay, on
                                         the next date on which any amount would
                                         be payable with respect to the Exchange
                                         Notes, any Additional Amounts (as
                                         defined) as a result of change in law
                                         (including any regulations promulgated
                                         thereunder) or in the interpretation or
                                         administration thereof, if such change
                                         is announced and becomes effective on
                                         or after the date of original issuance
                                         of the Outstanding Notes on or about
                                         August 19, 1997 (the "Issue Date" or
                                         the "Closing Date").

Change of Control...................     Upon the occurrence of a Change of
                                         Control, each holder of Exchange Notes
                                         will have the right to require the
                                         Company to purchase all or any portion
                                         of such holder's Exchange Notes at a
                                         price in cash equal to 101% of the
                                         principal amount thereof, plus accrued
                                         and unpaid interest to the date of
                                         purchase. There can be no assurance
                                         that the Company will have the
                                         financial resources necessary to
                                         purchase the Exchange Notes upon a
                                         Change of Control.

Certain Covenants...................     The indenture relating to the Notes
                                         (the "Indenture") contains covenants
                                         that limit the ability of the Company
                                         and the Restricted Subsidiaries (as
                                         defined) to, among other things, (i)
                                         incur additional Indebtedness,

                                         (ii) make Restricted Payments (as
                                         defined), (iii) create certain liens,
                                         (iv) effect certain Asset Sales (as
                                         defined), (v) enter into certain
                                         transactions with affiliates, (vi)
                                         merge or consolidate with any other
                                         person or transfer all or substantially
                                         all of their assets or (vii) sell or
                                         issue capital stock of Restricted
                                         Subsidiaries. These covenants are
                                         subject to a number of important
                                         exceptions and qualifications. See
                                         "Description of the Exchange
                                         Notes -- Certain Covenants."

Registration Rights;
  Liquidated Damages................     Pursuant to the Registration Rights
                                         Agreement, the Company agreed to file,
                                         within 90 days after the Issue Date,
                                         the Registration Statement, and to use
                                         its reasonable best efforts to cause
                                         the Registration Statement to become
                                         effective within 135 days after the
                                         Issue Date. In certain circumstances,
                                         the Company will be required to file,
                                         and use its reasonable best efforts to
                                         cause to become effective, a shelf
                                         registration statement under the
                                         Securities Act to cover resales of the
                                         Outstanding Notes from time to time. If
                                         the Registration Statement or shelf
                                         registration statement is not filed or
                                         declared effective within the specified
                                         time periods or if the Exchange Offer
                                         is not consummated within the specified
                                         time period, the Company will be
                                         required to pay additional interest to
                                         holders of the Outstanding Notes. See
                                         "Description of the Exchange
                                         Notes -- Registration Rights;
                                         Additional Interest."

Luxembourg Paying and Transfer
Agent...............................     Banque Internationale a Luxembourg S.A.

Listing.............................     The Exchange Notes are expected to be
                                         designated as eligible for trading in
                                         the PORTAL market. The Company does not
                                         intend to apply for listing of the
                                         Exchange Notes on any securities
                                         exchange or for quotation through the
                                         National Association of Securities
                                         Dealers Automated Quotation System.
                                         Application has been made to list the
                                         Exchange Notes on the Luxembourg Stock
                                         Exchange.

Transfer Restrictions...............     The Outstanding Notes have not been
                                         registered under the Securities Act.
                                         Until such time as the Outstanding
                                         Notes are exchanged for Exchange Notes
                                         in the Exchange Offer or a registration
                                         statement with respect to resale of
                                         Outstanding Notes is declared
                                         effective, the Outstanding Notes will
                                         be subject to certain restrictions on
                                         transfer. The Exchange Notes and
                                         Outstanding Notes registered pursuant
                                         to on effective registration statement
                                         will generally be freely tradeable.

                                  RISK FACTORS

     In addition to the information contained elsewhere in this Prospectus, see "Risk Factors" for a discussion of certain factors that should be considered by holders of Outstanding Notes prior to tendering Outstanding Notes in the Exchange Offer.

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                                                  SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,            JUNE 30,
                                                ------------------------------   -------------------
                                                1994(1)      1995       1996       1996       1997
                                                                   (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues....................................    $ --     $     --   $     48   $     --   $    593
  Operating costs and expenses................     183        6,637     15,246      6,903      9,649
  Loss from operations........................    (183)      (6,637)   (15,198)    (6,903)    (9,056)
  Other (expense) income......................     (37)         135       (771)      (214)      (974)
  Net loss....................................    (220)      (6,502)   (15,969)    (7,117)   (10,030)
OTHER DATA:
  EBITDA(2)...................................    (233)      (6,607)   (15,666)    (7,238)    (8,629)
  Deficiency of earnings to fixed
     charges(3)...............................    (220)      (6,493)   (15,816)    (7,116)    (9,381)

                                                                                 AS OF
                                                                             JUNE 30, 1997
                                                                       --------------------------
                                                                        ACTUAL    AS ADJUSTED(4)
BALANCE SHEET DATA:
  Total current assets...............................................  $  9,560      $ 276,601
  Property and equipment, net........................................    23,950         23,950
  Total assets.......................................................    33,510        344,233
  Total current liabilities..........................................    16,304         10,009
  Total liabilities..................................................    16,756        275,461
  Shareholders' loans................................................    48,491             --
  Total shareholders' equity.........................................  $(31,737)     $  68,722

------------------------------

(1) Although the Company was formed on July 6, 1993, the Company had no operations prior to 1994.
(2) EBITDA is earnings (loss) from operations before interest, taxes, depreciation and amortization. EBITDA is a measure of a company's performance commonly used in the telecommunications industry, but should not be construed as an alternative to net income (loss) determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of operating performance or as an alternative to cash from operating activities determined in accordance with GAAP as a measure of liquidity.
(3) Because of the Company's historic losses, the Company has experienced a deficiency of earnings to fixed charges throughout its existence. The deficiency of earnings to fixed charges equals the loss from continuing operations before income taxes minus fixed charges. Fixed charges consist of interest on all indebtedness.
(4) Adjusted to reflect the H.E.R. Recapitalization and the Offering.

                                  RISK FACTORS

     An investment in the Notes offered hereby involves a high degree of risk. Prospective participants in the Exchange Offer should consider carefully the following factors in evaluating the Company and its business in addition to the other information contained in this Prospectus.

RISKS RELATING TO H.E.R. NETWORK ROLL-OUT

     The Company's ability to achieve its strategic objective will depend in large part on the successful, timely and cost-effective completion of the Network. Although the Company currently operates commercially over the Amsterdam-Brussels portion of the Network, the development of the remainder of the Network may be delayed or adversely affected by a variety of factors, uncertainties and contingencies. Many of these factors, such as strikes, natural disasters and other casualties, are beyond the Company's control. In addition, H.E.R. will need to negotiate and conclude additional agreements with various parties regarding, among other things, rights-of-way and development and maintenance of the Network infrastructure and equipment. Historically, the Company has experienced substantial delays in concluding these agreements and developing its Network. There can be no assurance that H.E.R. will be successful in concluding necessary agreements, or that delays in concluding such agreements will not materially and adversely affect the speed or successful completion of the Network. The successful and timely completion of the Network will also depend on, among other things, (i) the availability to the Company of substantial amounts of additional capital and financing (see " -- Substantial Additional Capital Requirements"), (ii) timely performance by various third parties of their contractual obligations to engineer, design and construct portions of the Network and (iii) the Company's ability to obtain and maintain applicable governmental approvals (see " -- Government Regulation").

     Although the Company believes that its cost estimates and the build-out schedule are reasonable, there can be no assurance that the actual construction costs or time required to complete the Network build-out will not substantially exceed current estimates.

     Any significant delay or increase in the costs associated with development of the Network could have a material adverse effect on the Company, including its ability to make payments on the Notes.

SUBSTANTIAL LEVERAGE

     The Company is highly leveraged. After giving pro forma effect to the H.E.R. Recapitalization and the Offering and the estimated application of the proceeds thereof, at June 30, 1997, the Company would have had total long-term debt of $265.4 million and total shareholders' equity of $68.8 million. The Company had negative EBITDA of $15.7 million and $8.6 million for the year ended December 31, 1996 and for the six months ended June 30, 1997, respectively. See "Capitalization" and "Selected Consolidated Financial Data." The Indenture and certain debt instruments to which the Company is a party limit but do not prohibit the incurrence of additional indebtedness by the Company. The Company expects to incur substantial additional indebtedness in the future.

     The Company's ability to pay the principal of and interest on its indebtedness will depend upon the Company's future performance, which is subject to a variety of factors, uncertainties and contingencies, many of which are beyond the Company's control. There can be no assurance that the Company will generate sufficient cash flow in the future to enable it to meet its anticipated debt service requirements (including those with respect to the Notes). Failure to generate sufficient cash flow may impair the Company's ability to raise additional equity or debt financing or to meet its debt service requirements, including the payment obligations under the Notes, and to complete development of the H.E.R. Network. In such circumstances, the Company may be required to renegotiate the terms of the instruments relating to its long-term debt or to refinance all or a portion thereof. There can be no assurance that the Company would be able to renegotiate successfully such terms or refinance its indebtedness when required or that the terms of any such refinancing would be acceptable to management.

     The Company's leverage could result in adverse consequences to the holders of the Notes. Such consequences may include, among other things: (i) certain of the future borrowing by the Company may be at variable rates of interest that could cause the Company to be vulnerable to increases in interest rates; (ii) the Company may be more leveraged than certain of its competitors, which may place it at a competitive disadvantage with respect to such competitors; (iii) the Company's vulnerability to the effects of general economic downturns or to delays or increases in the costs of developing the H.E.R. Network may be increased; (iv) the Company's ability to take advantage of significant business opportunities that may arise may be impaired; and (v) the Company's ability to respond to changes affecting the implementation of its financing, construction, development or operating plans may be impaired. The discretion of the Company's management with respect to certain business matters will be limited by covenants contained in the Indenture and future debt instruments. Among other things, the covenants contained in the Indenture restrict, condition or prohibit the Company from incurring additional indebtedness, creating liens on its assets, making certain asset dispositions or entering into transactions with affiliates. There can be no assurance that the Company's leverage and such restrictions or restrictions in other debt instruments applicable to the Company will not materially and adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities. Moreover, a failure to comply with the obligations contained in the Indenture or any future debt instrument could result in an event of default under such agreements, which could permit acceleration of the related debt and acceleration of debt under future debt agreements that may contain cross-acceleration or cross-default provisions.

SUBSTANTIAL ADDITIONAL CAPITAL REQUIREMENTS

     Based on the Company's business plan, the total capital expenditures required for the H.E.R. Network are currently expected to be approximately $335 million, with approximately $100 million required for the rollout of the initial five country network. As of June 30, 1997, approximately $22.6 million has been spent on Network capital expenditures. After giving pro forma effect to the Offering and the completion of the H.E.R. Recapitalization, H.E.R. has cash of $240.5 million available for operations and to construct and develop the Network. Additional financing will be required to develop the Network. Failure to obtain necessary financing may require the Company to delay or abandon its plans for deploying the remainder of the Network, which may have a material adverse effect on the Company, including its ability to make payments on the Notes.

     The Company's revenues and the cost of rolling out its Network and operating its business will depend upon a variety of factors including, among other things, the Company's ability to (i) effectively and efficiently manage the expansion of its Network and operations, (ii) negotiate favorable contracts with suppliers, (iii) obtain additional licenses, regulatory approvals, rights-of-way and infrastructure contracts to complete and operate the H.E.R. Network, (iv) access markets and attract sufficient numbers of customers and (v) provide and develop services for which customers will subscribe. The Company's revenues and costs are also dependent upon factors that are not within the Company's control such as regulatory changes, changes in technology, increased competition and various factors such as strikes, weather, and performance by third-parties in connection with the development of the Network. See
" -- Government Regulation," " -- Competition," " -- Technology," and " -- Risks Relating to H.E.R. Network Roll-out." Due to the uncertainty of these factors, actual costs and revenues may vary from expected amounts, possibly to a material degree, and such variations would likely affect the Company's future capital requirements. Accordingly, there can be no assurance that the amount of funds required to complete the Network will not exceed the anticipated amounts described above. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds."

LIMITED OPERATING HISTORY; HISTORY OF OPERATING LOSSES AND WORKING CAPITAL DEFICITS

     H.E.R. is a development stage enterprise. The Company's prospects must be considered in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry. While the Company has commenced commercial operation of the Brussels-Amsterdam portion of the Network, the Company has generated only limited revenue, has limited experience in operating its business and intends to enter countries where it has limited or no operating experience. The Company's plans and development of the Network have been substantially delayed in the past.

     The Company's business has generated operating losses and, as yet, insufficient cash flow to meet its future debt service requirements, capital expenditures and other cash needs. At June 30, 1997, the Company had a cumulative net loss of $32.7 million and a negative working capital balance of $6.7 million. The Company's negative working capital balance limits its cash resources, resulting in reduced liquidity. There can be no assurance that the Company will be able to achieve or sustain operating profitability, or generate sufficient cash flow to make payments on the Notes.

ANTICIPATED HOLDING COMPANY STRUCTURE; EFFECTIVE SUBORDINATION OF THE NOTES; DEPENDENCE UPON CASH FLOW OF SUBSIDIARIES

     The Notes will be general unsecured obligations of the Company and will rank senior in right of payment to all future Indebtedness of the Company that is expressly subordinated in right of payment to the Notes and pari passu in right of payment with all existing and future unsecured liabilities of the Company that are not so subordinated. See "Description of Certain Indebtedness" and "Use of Proceeds."

     Following the Exchange Offer, the Company intends to transfer all or substantially all of its assets and liabilities (other than the Notes) to subsidiaries. After such transfer, the Company will be a holding company with limited assets and will operate its business through subsidiaries. Accordingly, the Company will rely entirely upon distributions from its subsidiaries to generate the funds necessary to meet its obligations, including payments on the Notes. Such subsidiaries will be separate and distinct legal entities which have no obligation, contingent or otherwise, to pay any amount due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. Any right of the Company and its creditors, including holders of the Notes, to participate in the assets of any of the Company's subsidiaries upon any liquidation or administration of any such subsidiary will be subject to the prior claims of the creditors of such subsidiary. The claims of creditors of the Company, including holders of the Notes, will be effectively subordinated to all existing and future third-party indebtedness and liabilities, including trade payables, of the Company's subsidiaries. The Company and its subsidiaries may incur other debt in the future, including secured debt.

     The Company expects that future indebtedness incurred by it may be secured, particularly through equipment financings. As a result, any claims against the Company will be effectively subordinated to indebtedness secured by mortgages or other security interests or liens on the assets of the Company, which could have material consequences to holders of the Notes. Such security may include substantially all of the fixed assets of the Company. The value of a substantial portion of such fixed assets is derived from employing such assets in a telecommunications business. These assets are highly specialized and, taken individually, can be expected to have limited marketability. Consequently, in the event of a realization by secured creditors on the assets of the Company, creditors would likely seek to sell the business as a going concern in order to maximize the proceeds realized. The price obtained upon any such sale could be adversely affected by the necessity to obtain approval of the sale or permits from the applicable regulatory authorities and to comply with other applicable governmental regulations.

UNCERTAINTY OF MARKET ACCEPTANCE; POTENTIAL LACK OF CUSTOMER DEMAND

     The Company only recently began delivering services to a limited number of customers over a portion of the Network. Since there is no precedent for a pan-European carriers' carrier network, the market acceptance and customer demand for services over such a network are uncertain. There can be no assurance that the Company will be able to achieve the traffic volume necessary to realize the anticipated cash flow, operating efficiencies and cost benefits of the Network.

GOVERNMENT REGULATION

     As a multinational telecommunications company, the Company is subject to varying degrees of regulation in each of the jurisdictions in which it provides services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which the Company operates. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company, that regulators or third parties will not raise material issues with regard to the Company's compliance or noncompliance with applicable regulations or that any changes in applicable laws or regulations will not have a material adverse effect on the Company.

     A substantial portion of the Company's strategy is based upon the timely implementation of regulatory liberalization of the EU telecommunications market on January 1, 1998 under existing EC directives. Although EU member states have a legal obligation to liberalize their markets in accordance with their requirements, certain more detailed aspects of the EU regulatory framework to apply in the liberalized environment after January 1, 1998, still remain to be adopted. In addition, Ireland, Portugal, Spain, Luxembourg and Greece have been granted extensions from the January 1, 1998 deadline. There can be no assurance that each EU member state will proceed with the expected liberalization on schedule, or at all, or that the trend toward liberalization will not be stopped or reversed in any of the countries. Accordingly, the Company faces the risk that it will establish the Network and make capital expenditures in a given country in anticipation of regulatory liberalization which does not subsequently occur.

     In order to give effect to EC directives in each member state, national governments must pass legislation liberalizing their respective markets. This applies not only to the liberalization requirements set out in existing EC directives, but also to requirements set out in directives which have yet to be adopted. The implementation of EC directives in the telecommunications sector has been inconsistent or ambiguous in some EU member states. Such implementation could limit, constrain or otherwise adversely affect the Company's ability to provide certain services. Furthermore, national governments may not necessarily pass legislation implementing an EC directive in the form required, or at all, or may pass such legislation only after a significant delay. Even if a national legislature enacts appropriate regulation within the time frame established by the EU, there may be significant resistance to the implementation of such legislation from PTOs, regulators, trade unions and other sources. Further, the Company's provision of services in Europe may be materially adversely affected if any EU member state imposes greater restrictions on non-EU international services than on international services within the EU. These and other potential obstacles to liberalization could have a material adverse effect on the Company's operations by preventing the Company from establishing its Network as currently intended, as well as a material adverse effect on the Company's ability to make payments on the Notes.

     The Company has obtained licenses, authorizations and/or registrations in the United Kingdom, Belgium, the Netherlands and Germany. The Company has filed an application for authorization in France and is awaiting final approval thereof. In addition, the Company intends to file applications in other countries in anticipation of service launch in accordance with the H.E.R. Network roll-out plan. The terms and conditions of these licenses may limit or otherwise affect the Company's scope of operations. There can be no assurance that it will be able to obtain, maintain or renew licenses to provide the services it currently provides and plans to provide, that such licenses will be issued or renewed on terms or with fees that are commercially viable, or that licenses required in the future can be obtained by the Company. The loss of, or failure to obtain, these telecommunications licenses or a substantial limitation upon the terms of these telecommunications licenses could have a material adverse effect on the Company. See "Licenses and Regulatory Issues."

NEED TO OBTAIN AND MAINTAIN INFRASTRUCTURE PROVIDER AND RIGHTS-OF-WAY AGREEMENTS; DEPENDENCE ON LEASED FIBER

     The Company must obtain additional infrastructure provider agreements for the long-term lease of dark fiber, rights-of-way and other permits to install fiber optic cable from railroads, utilities and governmental authorities to build out the Network. There can be no assurance that the Company will be able to maintain all of its existing agreements, rights and permits or to obtain and maintain the additional agreements, rights and permits needed to implement its business plan on acceptable terms. Loss of substantial agreements, rights and permits or the failure to enter into and maintain required arrangements for the H.E.R. Network could have a material adverse effect on the Company's business. In addition, the Company depends on third parties for leases of dark fiber for portions of its Network. There can be no assurance that the Company will be able to enter into and maintain required arrangements for leased portions of the H.E.R. Network, which could have a material adverse effect on the Company's business.

COMPETITION

     The European and international telecommunications industries are competitive. The Company is providing "point-to-point" transborder services, and upon completion of the Brussels-Amsterdam-London ring of the initial five country network, will begin to offer "virtual infrastructure" services. See "Business -- Services." The Company believes that there is currently no competition for the provision of virtual infrastructure services on a pan-European centrally managed network, although the Company faces potential competition from other telecommunications companies who may develop centrally managed pan-European networks. PTOs, multinational telecommunications carriers, other telecommunications developers and certain niche telecommunications providers could proceed to build a competitive network. Such competition could have a material adverse effect on the Company and its ability to make payments on the Notes. WorldCom, Inc. recently announced plans to construct a pan-European fiber network, the first phase of which is expected to connect London, Amsterdam, Brussels and Paris by early 1998. Although the Company believes that the proposed WorldCom pan-European network is primarily intended to carry WorldCom traffic, WorldCom has stated that any excess capacity on such network will be used to provide a competitive "carrier's carrier" service.

     The Company competes with respect to its "point-to-point" transborder service offering against circuits currently provided by PTOs through IPLCs. Although the Company believes that it has certain competitive advantages over PTOs in this market, there can be no assurance that the Company will compete effectively against PTOs, which have established customer bases and greater technical, financial, marketing and other resources.

     The Company believes that liberalization of the European telecommunications market is likely to attract entrants to the market. Many of the Company's current or potential competitors have technical, financial, marketing and other resources substantially greater than those of the Company. There can be no assurance that the Company will be able to overcome successfully the competitive pressures to which it is or may become subject, both in the markets in which it currently operates and in markets into which it might expand. See
"Business -- Competition."

MANAGING RAPID GROWTH

     As a result of the Company's expected growth and expansion, significant demands will be placed on the Company's management, operational and financial resources and on its systems and controls. In order to manage its growth effectively, the Company must continue to develop its operational and financial systems and controls, purchase and utilize additional telecommunications facilities, and expand, train and manage its employee base. Inaccuracies in the Company's forecasts of market demand could result in insufficient or excessive telecommunications facilities and disproportionate fixed expenses for its operations. There can be no assurance that the Company will be able to develop and operate the entire H.E.R. Network as currently planned, expand into additional markets at the rate currently planned by the Company, or that any existing regulatory barriers to such expansion will be reduced or eliminated. As the Company proceeds with its development and expansion, there will be demands on the Company's customer support, sales and marketing and administrative resources and Network infrastructure. There can be no assurance that the operating and financial control systems and infrastructure of the Company will be adequate to maintain and effectively manage future growth. Failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could materially and adversely affect the Company's business, results of operations and financial condition.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

     Telecommunications companies constitute, and will continue to constitute, the Company's customer base. The Company may become dependent on a small number of significant customers. The loss of a significant customer may have a material adverse effect on the Company and its ability to make payments on the Notes.

CURRENCY AND EXCHANGE RISKS

     The Company's functional and reporting currencies are the Belgian franc and the U.S. dollar, respectively. The Company conducts and will continue to conduct business transactions in currencies other than its functional and reporting currencies; accordingly, appreciation or depreciation in the value of other currencies as compared to the functional currency or reporting currency could result in a material transaction or translation gain or loss, respectively.

     The Company has not entered into hedging transactions to limit its foreign currency risk exposure, although the Company may implement such practices in the future. In addition, the Company's revenues have been, and the Company currently expects that its revenues will be, generated primarily in the ECU while the interest and principal payment obligations with respect to the Notes will be payable in U.S. dollars. Accordingly, the Company is subject to the risk that it will be unable to generate a sufficient amount of ECU-based revenue to meet its principal and interest obligations with respect to the Notes.

RISK OF ERROR IN FORWARD LOOKING STATEMENTS

     H.E.R. is a development stage company. All statements in this Prospectus that are not clearly historical in nature are forward looking. Examples of such forward looking statements include the statements concerning H.E.R.'s operations, prospects, markets, technical capabilities, funding needs, financing sources, commercial operations schedule and future regulatory approvals, as well as information concerning expected characteristics of competing systems and expected actions of third parties such as equipment suppliers and partners. These forward looking statements are inherently predictive and speculative and no assurance can be given that any of such statements will prove to be correct. Actual results and developments may be materially different from those expressed or implied by such statements. Prospective investors should carefully review the other risk factors set forth in this section of the Prospectus for a discussion of various factors which could result in any of such forward looking statements proving to be inaccurate.

TECHNOLOGY

     The telecommunications industry is subject to rapid and significant changes in technology and such technological advances may reduce the relative effectiveness of existing technology and equipment. The cost of implementation of emerging and future technologies could be significant. There can be no assurance that the Company will maintain competitive services or that the Company will obtain appropriate new technology on a timely basis or on satisfactory terms. Any failure by the Company to maintain competitive services or obtain new technologies could have a material adverse effect on the Company's business, financial condition and results of operations.

     Development and operation of the H.E.R. Network are also subject to certain technological risks. The Network has been designed to utilize SDH technology. While SDH represents an advanced, new transmission technology, the Company's ability to upgrade technology from this platform to WDM may be important in establishing and/or maintaining a cost advantage over competitive carriers. While the current operational network segment has performed at or above design specifications since November 1996, there can be no assurance that the H.E.R. Network will achieve the technical specifications for which it was designed or that the Company will be able to upgrade the Network as technological improvements in telecommunications equipment are introduced. Failure to achieve current specifications for, or future upgrades of, the Network may materially and adversely affect the viability of the H.E.R. Network and could have a material adverse effect on the business and prospects of the Company.

ENFORCEABILITY OF JUDGMENTS

     All of the assets of the Company are located outside the United States. As a result, it will be necessary for investors to comply with foreign laws in order to enforce judgments obtained in a U.S. court against the assets of the Company, including in order to foreclose upon such assets. In addition, it may not be possible for investors to: (i) effect service of process within the United States upon the Company or (ii) enforce U.S. court judgements against such persons obtained in such courts predicated upon U.S. federal securities laws. See "Service of Process and Enforceability of Civil Liabilities."

LACK OF PUBLIC MARKET

     The Exchange Notes will constitute a new issue of securities with no established trading market. There can be no assurance as to the liquidity of markets that may develop for the Exchange Notes or the ability of holders of the Exchange Notes to sell them, or the prices at which such holders would be able to sell the Exchange Notes. If such markets were to exist, the Exchange Notes could trade at prices that may be lower than the initial market values thereof depending on many factors, including prevailing interest rates, the

Company's operating results and the markets for similar securities. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange (other than the Luxembourg Stock Exchange) or for inclusion of the Exchange Notes in any automated quotation system. The Exchange Notes are expected to be eligible for trading in the PORTAL market. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. There can be no assurance that, if a market for the Exchange Notes were to develop, such a market would not be subject to similar disruptions. See "Description of the Exchange
Notes -- Exchange Offer; Registration Rights; Additional Interest" and "Plan of Distribution."

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder of Notes will be entitled to require the Company to purchase any or all of the Notes held by such holder at the prices stated herein. However, the Company's ability to repurchase the Notes upon a Change of Control may be limited by the terms of then existing contractual obligations of the Company and its subsidiaries. In addition, the Company may not have adequate financial resources to effect such a purchase, and there can be no assurance that the Company would be able to obtain such resources through a refinancing of the Notes to be purchased or otherwise. If the Company fails to repurchase all of the Notes tendered for purchase upon the occurrence of a Change of Control, such failure will constitute an Event of Default under the Indenture.

     With respect to the sale of assets referred to in the definition of Change of Control, the phrase "all or substantially all" as used in such definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under the relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a Change of Control has occurred and whether the Notes are subject to an offer to purchase.

     The Change of Control provision may not necessarily afford the holders protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving the Company that may adversely affect the holders, because such transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to trigger such provisions. Except as described under "Description of the Notes -- Change of Control," the Indenture does not contain provisions that permit the holders of the Notes to require the Company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

RELIANCE ON KEY PERSONNEL

     The Company's operations are managed by a small number of key executive officers, the loss of any of whom could have a material adverse effect on the Company. The Company believes that its growth and future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel. The loss of senior management or the failure to recruit additional qualified personnel in the future could significantly impede attainment of the Company's financial, Network development, marketing and other objectives. Although the Company has designed incentive and compensation programs to retain key employees and has entered into employment agreements with certain executive officers, no assurance can be given as to the continued availability of qualified key executive officers. See "Management."

COUNTRY AND EUROPEAN COMMUNITY ECONOMIC, POLITICAL AND LEGAL CONSIDERATIONS

     All of the Company's investments have been, and are expected to continue to be, in Europe. Risks include loss of or damage to property from terrorism and other political risks (such as the risks of increases in taxes or changes in law or governmental regulation).

RELATIONSHIP WITH GTS; POTENTIAL CONFLICTS OF INTEREST

     As of the date hereof, GTS beneficially owns approximately 79% of the outstanding capital stock of the Company through GTS-Hermes Inc., a wholly owned subsidiary, which is the sole Managing Director of the Company. In either case, however, GTS, through GTS-Hermes, Inc., will be a majority shareholder of the Company and will have the ability to strongly influence and/or control the affairs and business of the Company. Circumstances may occur in which the interests of GTS could be in conflict with the interests of the holders of the Notes. In addition, GTS may have an interest in pursuing transactions that, in its judgment, enhance the value of its equity investments in the Company, even though such transactions may involve risks to the holders of the Notes. There can be no assurance that any such conflicts of interests will be resolved in favor of such holders of the Notes. See "Security Ownership of Principal Shareholders and Management."

ESCROW ARRANGEMENTS

     Although the Escrow Account is designed to secure a portion of the Company's obligations under the Notes, the ability to deal freely with the funds in the Escrow Account following an Event of Default under the Indenture may be limited by applicable bankruptcy, reorganization, receivership, insolvency, liquidation or other similar legislation or legal principles. See "Description of the Notes -- Escrow Account."

CONSEQUENCES OF FAILURE TO EXCHANGE OUTSTANDING NOTES

     Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Outstanding Notes as set forth in the legend thereon as a consequence of the issuance of the Outstanding Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. Except under certain limited circumstances, the Company does not intend to register the Outstanding Notes under the Securities Act. In addition, any holder of Outstanding Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Outstanding Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Outstanding Notes not tendered could be adversely affected. See "The Exchange Offer" and "Description of the Exchange
Notes -- Registration Rights."

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated herein, the Company will receive in exchange Outstanding Notes in like principal amount. The Outstanding Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any change in the indebtedness of the Company.

     The net proceeds received by the Company from the Offering, after deducting the underwriting discounts and commissions and estimated expenses of the Offering, are approximately $251.5 million. The net proceeds of the Offering will be used, together with the $51.1 million equity contribution from GTS-Hermes (described below), to complete the development and operational start-up of the initial five country network and for general working capital purposes. As of June 30, 1997, the Company has spent approximately $22.6 million on Network capital expenditures. The Company's sources of liquidity through the end of June 1997 have been capital contributions totaling $2.9 million in the form of common equity and shareholder loans totaling $48.4 million, which were converted into common equity upon the finalization of the H.E.R. Recapitalization. Additional cash proceeds of approximately $51.1 million were contributed (the "GTS Contribution") as common equity, on September 30, 1997, by GTS-Hermes pursuant to the H.E.R. Recapitalization.

                          TERMS OF THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Outstanding Notes were sold by the Company on August 19, 1997 to the Initial Purchasers who placed the Outstanding Notes with certain institutional investors in reliance on Section 4(2) and Regulation S of, and Rule 144A under, the Securities Act. In connection with the sale of the Outstanding Notes, the Company entered into the Registration Rights Agreement, pursuant to which the Company agreed to use its best efforts to consummate an offer to exchange the Outstanding Notes for the Exchange Notes pursuant to an effective registration statement within 90 days of August 19, 1997. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Unless the context requires otherwise, the term "holder" with respect to the Exchange Offer means any person in whose name Outstanding Notes are registered on the books of Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Outstanding Notes are held of record by DTC who desires to deliver such Outstanding Notes by book-entry transfer at DTC.

     The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Outstanding Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by any holder of such Exchange Notes (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and except in the case of broker-dealers, as set forth below) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes or who is an affiliate of the Company may not rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

     By tendering in the Exchange Offer, each holder of Outstanding Notes will represent to the Company that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is such holder, (ii) neither the holder of Outstanding Notes nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes, (iii) if the holder is not a broker-dealer, or is a broker-dealer but will not receive Exchange Notes for its own account in exchange for Outstanding Notes, neither the holder nor any such other person is engaged in or intends to participate in the distribution of such Exchange Notes and (iv) neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or, if such holder is an "affiliate," that such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

     Following the consummation of the Exchange Offer, holders of Outstanding Notes not tendered will not have any further registration rights and the Outstanding Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Outstanding Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept for exchange any and all Outstanding Notes properly tendered and not withdrawn prior to 5:00 p.m., New York time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Outstanding Notes surrendered pursuant to the Exchange Offer. Outstanding Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the Exchange Notes will be the same as the form and terms of the Outstanding Notes, except that the Exchange Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The Exchange Notes will evidence the same debt as the Outstanding Notes. The Exchange Notes will be issued under and entitled to the benefits of the Indenture, which also authorized the issuance of the Outstanding Notes, such that both series will be treated as a single class of debt securities under the Indenture.

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Outstanding Notes being tendered for exchange. Holders of Outstanding Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer.

     As of the date of this Prospectus, $265,000,000 aggregate principal amount of the Outstanding Notes are outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Outstanding Notes. There will be no fixed record date for determining registered holders of Outstanding Notes entitled to participate in the Exchange Offer.

     The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Outstanding Notes which are not tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture and the Registration Rights Agreement.

     The Company shall be deemed to have accepted for exchange properly tendered Outstanding Notes when, as and if the Company shall have given oral or written notice thereof to the Exchange Agent and complied with the applicable provisions of the Registration Rights Agreement. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from the Company. The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Outstanding Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions specified below under "-- Certain Conditions to the Exchange Offer."

     Holders who tender Outstanding Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Outstanding Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "The Exchange Offer -- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m., New York time on
            , 1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. The Exchange Offer will
not in any event be extended beyond             , 1997.

     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders of Outstanding Notes an announcement thereof, each prior to 9:00 a.m., New York time, on the next business day after the then Expiration Date.

     The Company reserves the right, in its sole discretion, (i) to delay accepting for exchange any Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "-- Certain Conditions to the Exchange Offer" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of Outstanding Notes. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such period.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest at a rate of 11 1/2% per annum, payable semi-annually, on each February 15 and August 15, commencing February 15, 1998. Holders of Exchange Notes will receive interest on February 15, 1998 from the date of initial issuance of the Exchange Notes, plus an amount equal to the accrued and unpaid interest on the Outstanding Notes from the date of initial issuance to the date of exchange thereof for Exchange Notes. Interest on the Outstanding Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange any Exchange Notes for, any Outstanding Notes, and may terminate the Exchange Offer as provided herein before the acceptance of any Outstanding Notes for exchange, if:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the Company's reasonable judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

          (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission, which, in the Company's reasonable judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

          (c) any governmental approval has not been obtained, which approval the Company shall reasonably deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Outstanding Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified above. The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Outstanding Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable judgment. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, the Company will not accept for exchange any Outstanding Notes tendered, and no Exchange Notes will be issued in exchange for any such Outstanding Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939.

PROCEDURES FOR TENDERING

     Only a holder of Outstanding Notes may tender such Outstanding Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent prior to 5:00 p.m., New York time, on the Expiration Date. In addition, either (i) Outstanding Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of book-entry transfer (a "Book-Entry Confirmation") of such Outstanding Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York time, on the Expiration Date.

     If delivery of the Outstanding Notes is to be made by book-entry transfer to the account maintained by the Exchange Agent at DTC, the Letter of Transmittal need not be manually executed; provided, however, that tenders of Outstanding Notes must be effected in accordance with the procedures mandated by DTC's Automated Tender Offer Program ("ATOP"). To tender Outstanding Notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the Exchange Agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the Letter of Transmittal.

     The tender by a holder which is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

THE METHOD OF DELIVERY OF OUTSTANDING NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OUTSTANDING NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder of Outstanding Notes to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in such owner's name or obtain a properly completed bond power from the registered holder of Outstanding Notes. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

     Signatures on a Letter of Transmittal or a notice of withdrawal described below, as the case may be, must be guaranteed by an Eligible Institution (as defined) unless the Outstanding Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. If signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantor must be a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered holder of any Outstanding Notes listed therein, such Outstanding Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Outstanding Notes with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Outstanding Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Outstanding Notes and withdrawal of tendered Outstanding Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Outstanding Notes not properly tendered or any Outstanding Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In all cases, issuance of Exchange Notes for Outstanding Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of Outstanding Notes or a timely Book-Entry Confirmation of such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Outstanding Notes are not accepted for exchange for any reason set forth in the terms and conditions of the Exchange Offer or if Outstanding Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Outstanding Notes will be returned without expense to the tendering holder thereof (or, in the case of Outstanding Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Outstanding Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Outstanding Notes by causing the Book-Entry Transfer Facility to transfer such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "Exchange Agent" on or prior to the Expiration Date or, if the guaranteed delivery procedures described below are to be complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Outstanding Notes and (i) whose Outstanding Notes are not immediately available or (ii) who cannot deliver their Outstanding Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the registered number(s) of such Outstanding Notes and the principal amount of Outstanding Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the Outstanding Notes or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as all tendered Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Outstanding Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Outstanding Notes may be withdrawn at any time prior to 5:00 p.m., New York time, on the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Outstanding Notes to be withdrawn, identify the Outstanding Notes to be withdrawn (including the principal amount of such Outstanding Notes), and (where certificates for Outstanding Notes have been transmitted) specify the name in which such Outstanding Notes were registered, if different from that of the withdrawing holder. If certificates for Outstanding Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Outstanding Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the

Book-Entry Transfer Facility to be credited with the withdrawn Outstanding Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Outstanding Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Outstanding Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Outstanding Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Outstanding Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering" above at any time on or prior to the Expiration Date.

EXCHANGE AGENT

     The Bank of New York has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                  The Bank of New York
                   101 Barclay Street (7 East)
                   New York, NY 10286

                   Attn:  The Reorganization Section
                   By: Telephone:  (212) 815-2742
                       Facsimile:   (212) 815-6339

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to broker-dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $________. Such expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees, printing costs and related fees and expenses.

TRANSFER TAXES

     The Company will pay all transfer taxes, if any, applicable to the exchange of Outstanding Notes pursuant to the Exchange Offer. If, however, certificates representing Outstanding Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Notes tendered, or if tendered Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Outstanding Notes, as set forth in the legend thereon, as a consequence of the issuance of the Outstanding Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Outstanding Notes under the Securities Act.

                                 CAPITALIZATION

     The following table sets forth the historical and as adjusted capitalization of the Company as of June 30, 1997. This table should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. Other than as described in footnote (1) below, there has been no material change in the capitalization of the Company since June 30, 1997.

                                                                                AS OF
                                                                            JUNE 30, 1997
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                           (IN THOUSANDS)
Cash and cash equivalents..........................................  $  1,050        $240,465
Restricted cash....................................................     1,142          57,642(2)
Debt maturing within one year......................................        29              29
Long-term debt, less current portion...............................       444         265,444
                                                                     --------     --------------
          Total debt...............................................       473         265,473
                                                                     --------     --------------
Shareholders loans.................................................    48,491              --
                                                                     --------     --------------
Shareholders' Equity:
  Common stock, 1,000 Dutch guilders par value (305 shares
     authorized and 80 shares issued and outstanding, actual; and
     297,000 shares authorized and 190,468 shares issued and
     outstanding,  as adjusted)....................................        45          96,532
  Additional paid-in capital.......................................     2,884           6,906
  Cumulative translation adjustment................................    (1,945)         (1,945)
  Deficit accumulated during the development stage.................   (32,721)        (32,721)
                                                                     --------     --------------
          Total shareholders' equity...............................   (31,737)         68,772
                                                                     --------     --------------
Total Capitalization...............................................  $ 17,227        $334,245
                                                                     ========     ===========

---------------

(1) The "as adjusted" capitalization gives effect to the H.E.R. Recapitalization, including the conversion of $48.4 million of shareholders loans into common stock and the payment of a capital duty tax of $1.0 million as a result of the issuance of additional common stock, as well as the consummation of the GTS Contribution. In addition, the "as adjusted" capitalization reflects $251.5 million of net proceeds from the Offering. See "Certain Relationships and Related Transactions."

(2) Reflects the Company's obligation to place into escrow the first four scheduled semi-annual interest payments on the Notes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of the Company presented below under the captions Statement of Operations Data for the years ended December 31, 1995 and 1996 and Balance Sheet Data as of December 31, 1995 and 1996 has been derived from consolidated financial statements of the Company audited by Ernst & Young Reviseurs d'Entreprises S.C.C. The selected consolidated financial data of the Company as of December 31, 1994 and June 30, 1997 and for the year ended December 31, 1994 and for the six months ended June 30, 1996 and 1997 has been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of such information for the unaudited interim periods. The operating results for the six months ended June 30, 1996 and 1997 are not necessarily indicative of results for the full fiscal year. The Company did not declare or pay any cash dividends during the periods indicated. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                    YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                                --------------------------------     --------------------------
                                                1994(1)      1995         1996        1996            1997
                                                                        (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues....................................   $  --      $    --     $     48     $    --        $    593
  Operating costs and expenses:
    Cost of revenues..........................      --           --        4,694       2,251           3,304
    Selling, general and administrative.......     183        6,637       10,552       4,652           6,345
  Loss from operations........................    (183)      (6,637)     (15,198)     (6,903)         (9,056)
  Other income/(expense):
    Interest income...........................      18          125          508         301              80
    Interest expense..........................      --           (9)        (153)         (1)           (649)
    Foreign currency (losses) gains...........     (55)          19       (1,126)       (514)           (405)
         Net loss.............................    (220)      (6,502)     (15,969)     (7,117)        (10,030)
OTHER DATA:
  EBITDA(2)...................................    (233)      (6,607)     (15,666)     (7,238)         (8,629)
  Deficiency of earnings to fixed
    charges(3)................................   $(220)     $(6,493)    $(15,816)    $(7,116)       $ (9,381)

                                                      AS OF DECEMBER 31,                AS OF JUNE 30, 1997
                                               --------------------------------     ---------------------------
                                                1994        1995         1996        ACTUAL      AS ADJUSTED(4)
BALANCE SHEET DATA:
  Total current assets.....................    $  908      $ 6,430     $  7,528     $  9,560        $276,601
  Property and equipment, net..............        47        4,671       20,303       23,950          23,950
  Deferred financing costs.................        --           --           --           --          13,500
  Total assets.............................       955       11,101       27,831       33,510         344,233
  Total current liabilities................        90        6,785       11,907       16,304          10,009
  Long-term debt, less current portion.....        --           10          499          444         265,444
  Total liabilities........................        90        6,795       12,414       16,756         275,461
  Shareholders' loans......................        --        8,353       34,863       48,491              --
  Shareholders' equity.....................    $  866      $(4,047)    $(19,446)    $(31,737)       $ 68,772

------------------------------

(1) Although the Company was formed on July 6, 1993, the Company had no operations prior to 1994.

(2) EBITDA is earnings (loss) from operations before interest, taxes, depreciation and amortization. EBITDA is a measure of a company's performance commonly used in the telecommunications industry, but should not be construed as an alternative to net income (loss) determined in accordance with GAAP as an indicator of operating performance or as an alternative to cash from operating activities determined in accordance with GAAP as a measure of liquidity.

(3) Because of the Company's historic losses, the Company has experienced a deficiency of earnings to fixed charges throughout its existence. The deficiency of earnings to fixed charges equals the loss from continuing operations before income taxes minus fixed charges. Fixed charges consist of interest on all indebtedness.

(4) Adjusted to reflect the H.E.R. Recapitalization and the Offering and the application of net proceeds as described in "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of the financial condition and results of operations of the Company as of June 30, 1997 and 1996, December 31, 1996, 1995 and 1994 and for the three and six months ended June 30, 1997 and 1996 and for the years ended December 31, 1996, 1995 and 1994. The following discussion should be read in conjunction with the Company's audited consolidated financial statements, the notes related thereto and the other financial data included elsewhere in this Prospectus. Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" including, without limitation, those concerning (i) projected traffic volume,
(ii) future revenue and costs and (iii) changes in the Company's competitive environment, contain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors."

OVERVIEW

     The Company is a development stage enterprise and has invested heavily in developing its Network. The Company realized a small stream of revenues in 1996 from its commencement of commercial service on the Amsterdam-Brussels portion of its Network in November 1996. The Company expects that its operations will generate positive EBITDA in the first year of full operation of the initial five country network.

RESULTS OF OPERATIONS

  THREE AND SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO THREE AND SIX MONTHS ENDED JUNE 30, 1996

     Revenue. For the three months and six months ended June 30, 1997, the Company generated revenue of $0.4 million and $0.6 million, respectively. This revenue was generated from the operation of the Brussels to Amsterdam segment of the H.E.R. Network, which began commercial operation in November 1996. There was no revenue generated from operations for the three and six months ended June 30, 1996, respectively.

     Gross Margin. The Company had gross margins of $(1.1) million in both the three months ended June 30, 1997 and 1996, respectively and $(2.7) million and $(2.3) million for the six months ended June 30, 1997 and 1996, respectively. The unfavorable margin was primarily due to higher depreciation on Network assets related to the Brussels to Amsterdam segment which were transferred from construction in process to telecommunications equipment at the end of 1996.

     Selling, General and Administrative. Selling, general and administrative expenses were $3.7 million and $2.2 million for the three months ended June 30, 1997 and 1996, respectively, and $6.3 million and $4.7 million for the six months ended June 30, 1997 and 1996, respectively. The increase in selling, general, and administrative expenses was due mostly to the increase in the number of employees. The Company had 115 and 74 employees at June 30, 1997 and 1996, respectively.

     Foreign Currency. H.E.R. experienced foreign currency losses of $0.7 million and $0.3 million for the three months ended June 30, 1997 and 1996, respectively, and $0.4 million and $0.5 million for the six months ended June 30, 1997 and 1996, respectively. The Company operates in a multi-currency environment and is subject to the effects of fluctuations in exchange rates. See "Risk Factors -- Currency and Exchange Risks."

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenue. H.E.R. had minimal revenues for the year ended December 31, 1996 and no revenues for the years ended December 31, 1995 and 1994.

     Gross Margin. H.E.R. had an unfavorable gross margin of $(4.7) million for the year ended December 31, 1996 and no gross margin for the years ended December 31, 1995 and 1994.

     Selling, General and Administrative. Selling, general and administrative expenses were $10.6 million, $6.6 million and $0.2 million for the years ended December 31, 1996, 1995 and 1994, respectively. In addition, the Company had 101, 29 and 2 employees at December 31, 1996, 1995 and 1994, respectively. The increase in selling, general and administrative expenses and employees reflects H.E.R.'s continued transition from the start-up phase to the operational phase.

     Foreign Currency. H.E.R. experienced a $1.1 million foreign currency transaction loss for the year ended December 31, 1996. The Company operates in a multi-currency environment and is subject to the effects of fluctuations in exchange rates. See "Risk Factors -- Currency and Exchange Risks."

LIQUIDITY AND CAPITAL RESOURCES

     The primary source of funding for H.E.R. through June 30, 1997 has been equity contributions of $2.9 million and shareholder loans of $48.4 million, all of which have been converted by September 1997. Additional cash proceeds of approximately $51.1 million have been contributed by GTS-Hermes.

     Development of the H.E.R. fiber optic network is capital intensive. The buildout of the Network is expected to require approximately $335 million of capital expenditures, with approximately $100 million required for the initial five country network. The Company currently estimates that after the Offering its capital resources will be sufficient to fund operations and expected Network development through December 1998, at which time it may be required to obtain additional funds. The Company expects that its operations will generate positive EBITDA in the first year of full operation of the initial five country network. Sources of capital to fund Network development after 1998 may include internally generated funds, bank debt and vendor financing. The Company is currently in discussion with a number of financial institutions to obtain debt financing and to negotiate vendor financing with key suppliers of network equipment.

  CAPITAL EXPENDITURES AND WORKING CAPITAL

     The development of the Company's business in the past has required substantial capital expenditures. In the future, the Company will require substantial capital expenditures significantly in excess of historical levels to develop and expand the Network generally. The Company had a negative working capital balance of $0.4 million, $4.4 million and $6.7 million as of December 31, 1995, December 31, 1996, and June 30, 1997, respectively. The Company had an accumulated deficit of $32.7 million at June 1997 including net losses of approximately $16.0 million and $10.0 million for the periods ending December 31, 1996 and June 30, 1997, respectively.

  LIQUIDITY ANALYSIS

     The Company had cash and cash equivalents of $1.1 million and $2.0 million at June 30, 1997 and December 31, 1996, respectively. The Company had $1.1 million and $3.8 million of restricted cash at June 30, 1997 and December 31, 1996, respectively, representing cash held in escrow pursuant to an agreement with a major vendor.

     During the three months ended June 30, 1997 and 1996, the Company's operating activities used $7.0 million and $0.5 million of cash, respectively. During the three months ended June 30, 1997 and 1996, the Company's investing activities provided $1.3 million and used $10.5 million of cash, respectively. During the six months ended June 30, 1997 and 1996, the Company's operating activities used $13.3 million and $3.2 million of cash, respectively. Cash used for investing activities was $1.8 million and $12.1 million for the six months ended June 30, 1997 and 1996, respectively. During the years ended December 31, 1996, 1995 and 1994, the Company used $11.9 million, $2.5 million and $0.2 million, respectively, of cash for operating activities. Cash used for investing activities was $20.1 million, $4.6 million and $0.1 million for the years ended December 31, 1996, 1995 and 1994, respectively. The use of cash in operating and investing activities reflects the developmental stage of the Company's commercial activities and the engineering and equipment costs associated with the initial buildout of the fiber optic network.

                               INDUSTRY OVERVIEW

     H.E.R.'s primary service offering consists of high capacity cross-border circuits in Europe for wholesale customers provided over an integrated, managed pan-European Network. The Company expects that such customers will include PTOs and New Entrants. These target customers carry a mixture of voice traffic, data traffic and multimedia/image traffic. Historically European PTOs have monopolized the provision of these telecommunications services resulting in high prices and limited service for both carriers and end-users. The liberalization in the European telecommunications market is creating more demand for cross-border transport capacity through (i) the entry of increased numbers of, and different types of, New Entrants to the market, (ii) increased end-user demand for capacity due to the introduction of new services and for improved quality, and (iii) increased use of existing services due to lower prices. H.E.R. intends to capitalize on the opportunities arising from this large and inefficient market as well as this increased demand for cross-border transport capacity by being the first or among the first operators in the European market to provide pan-European carrier's carrier services.

THE TELECOMMUNICATIONS SERVICES MARKET

     The telecommunications services market being addressed by H.E.R. target customers can be divided broadly into three categories: voice traffic, data traffic and multimedia/image traffic which includes Internet traffic.

     Voice Traffic. In 1995 the HERGA is estimated to have generated in excess of 13 billion minutes of international switched telecommunications traffic ("MITT") which both originate and terminate in the HERGA with a total value of $9.4 billion. European international switched telecommunications traffic has historically grown at a rate of approximately 12% annually from 1984 to 1992. The table below summarizes the intra-HERGA MITTs by country which terminate within the HERGA for 1995:

            HERGA COUNTRY                                                MITT
            -------------------------------------------------------
                                                                     (IN MILLIONS)
                                                                     -------------
            Austria................................................         588
            Belgium................................................         888
            Czech Republic.........................................         133
            Denmark................................................         350
            France.................................................       1,640
            Germany................................................       3,192
            Hungary................................................         158
            Italy..................................................       1,129
            Netherlands............................................       1,081
            Poland.................................................         276
            Slovakia...............................................          42
            Spain..................................................         673
            Sweden.................................................         423
            Switzerland............................................       1,274
            United Kingdom.........................................       1,591
                                                                     -------------
                      Total........................................      13,438
                                                                     ===========

------------------------------

Source: TeleGeography, Inc., Washington, DC

     The Company's basic service offering is wholesale transmission capacity measured in E1 equivalents of circuit capacity. An E1 circuit is capable of handling 30 simultaneous voice calls. Minutes of traffic may be translated into E1 equivalent circuit capacity by calculating the average number of MITT per minute and then making an adjustment for the uneven distribution of calls. In 1995, within the HERGA, there were approximately 13.4 billion MITT. This is equivalent to an average of approximately 25,400 MITT per minute.This figure may be divided by 30 to yield E1 equivalent circuits in use at a given time. However, an adjustment must be made to allow for the uneven distribution of calls, with peak usage estimated at approximately 7 times average usage. Based on this algorithm, the approximately 13.4 billion of intra-HERGA MITT generated in 1995 translate into capacity requirements of approximately 5,900 E1 equivalent circuits. The Company expects this capacity requirement to grow at a rate of approximately 14% per year to some 11,300 E1 equivalent circuits of capacity in the year 2000. The Company expects that the introduction of competition in the liberalizing European market and its impact on pricing and infrastructure utilization will drive the peak usage average up yielding this increase in the prospective growth rate. In 1995, the total value of this traffic is estimated to have been $9.4 billion.

     Data Traffic. In 1995 the market for data traffic within the HERGA is estimated to have been about 250 E1 equivalent circuits, which the Company expects will grow on the order of 30% per annum to approximately 930 E1 equivalent circuits in the year 2000. Driving the growth for data networks is the expected increase in managed data network services and a transition from private leased circuits to Virtual Private Networks.

     Multimedia/Image Traffic. Multimedia/image traffic usage for 1995 is estimated at approximately 180 E1 equivalents of circuit capacity with a rapidly growing number of users. The Company expects a growth rate of approximately 40% per annum resulting in traffic use of approximately 970 E1 equivalents of circuit capacity in the year 2000. The increase in the growth rate is expected primarily due to increased demand for and use of these services.

THE CURRENT EUROPEAN MARKET

     Current telecommunications service provided by PTOs is characterized by a number of shortcomings. In the traditional system, PTOs own and control circuits only within their national borders, and as a result, cross-border traffic must be passed from one PTO to another PTO at the national boundary. PTOs therefore do not own or control end-to-end cross-border circuit capacity. Pan-European service has been provided through the networks of the PTOs linked by an extensive system of multiple, point-to-point links. As a consequence cross-border transport has been possible in only two ways: (i) either through the transport and termination of traffic by the PTO under the bilateral ARM or (ii) through the leasing by carriers or large businesses of IPLCs provided by PTOs.

     The ARM. Under the ARM, international switched voice traffic is exchanged under bilateral correspondent agreements between carriers in two countries. Correspondent agreements provide for the termination of traffic in, and return traffic to, the carriers' respective countries at negotiated accounting rates. In addition, correspondent agreements provide for network coordination and accounting and settlement procedures between the carriers. Both carriers are responsible for their own costs and expenses related to operating their respective halves of end-to-end international connection. The ARM, to which only PTOs could be participants, has been responsible for keeping the price of cross-border calls in Europe at levels significantly higher than the underlying cost of transporting and terminating the calls. The continuing liberalization of the telecommunications market is, however, putting increasing pressure on both accounting rates and on the ARM itself.

     IPLCs. IPLCs are private leased circuits that are provisioned on a half-circuit basis through the networks of two or more PTOs. IPLCs may be composed of a mix of circuit capacities (generally limited to low capacities) as well as a mix of transmission technologies including PDH and SDH. The HERGA includes six of the top ten IPLC routes in the world. Customers for IPLCs include multinational corporations, PTOs, global consortia of telecommunications operators and other carriers. IPLCs provided by PTOs have a number of inherent disadvantages including high prices, lack of redundancy, lack of end-to-end quality control, low quality due to diversity of network systems and equipment, limited availability of bandwidth and long lead times for provisioning.

     The Company intends to address the above deficiencies by creating a single pan-European fiber network that will provide cross-border wholesale transport services exclusively to the carrier market for this purpose. The Company believes it is the only operator currently developing such a network. The Company's network will be wholly controlled and operated by H.E.R., allowing full end-to-end quality control. The Company's low cost structure and its ability to load the network with traffic from a large number of carriers will allow the Company to offer highly competitive pricing. The H.E.R. network architecture and technology platform allows for flexible network availability, full redundancy, high bandwidth speeds, and low error performance. It will also allow the Company to provide tailored innovative service offerings to individual customers, allowing them to maximize the efficiency of their own networks. The Company believes that these features combined with the Company's early entry into the market, its carriers' carrier strategy and the Company's current agreements and relationships with rail-based entities will provide it with competitive advantages.

  LIBERALIZATION OF THE EUROPEAN MARKET

     In Europe, the traditional system of monopoly PTOs has ensured the development of broad access to telecommunications services; however, it has also restricted the growth of high quality and competitively priced pan-European voice and data services. The current liberalization occurring in Europe is intended to address these structural deficiencies by breaking down PTO monopolies, allowing new telecommunications operators to enter the market and increasing the competition within the European telecommunications market. The inefficiencies of the traditional monopoly system combined with the EU liberalization initiatives have created the current market opportunity for the Company's service offerings.

     In March 1996, the European Commission adopted the Full Competition Directive requiring the full liberalization of all telecommunications markets in EU member states by January 1, 1998 with the exception of certain countries that were granted an additional grace period. The Company expects that full liberalization in Europe will lead to the emergence of multiple New Entrants with new and competitive service offerings. Increasing competition is forcing these PTOs and New Entrants to explore alternative means of transporting switched voice traffic across borders in order to reduce the high costs associated with the ARM. Full liberalization will allow the PTOs and New Entrants to transport this traffic across borders using dedicated circuits such as those provided by the Company. The alternative for the transport of this traffic will be for these competing carriers to build their own transport capacity or to use IPLCs. Building their own transport capacity is unlikely to be an attractive option for most carriers because of the high traffic volumes required to justify the expense, the need to focus resources on marketing and customer service, the time commitment and the regulatory and administrative complexities involved. In addition, IPLCs provided by the PTOs also have a number of disadvantages, including high prices, lack of end-to-end quality control, low quality due to diversity of network systems and equipment, limited availability of bandwidth and long lead times for provisioning.

     The Company also expects this increase in competition to result in lower prices and a substantial increase in the volume of traffic and range of telecommunication services provided. As a result of the increased call volume and growth in the offerings of value added services, participants in these markets will require significant amounts of new cross-border telecommunications transport capacity to provide their services. Service provider demand for cross-border infrastructure is expected to exceed the demand due to switched minute market growth. Customers will demand higher bandwidth and increased quality levels required in a competitive environment. End users will have requirements for vastly increased data traffic which has not been captured in historical traffic statistics and requirements for increased bandwidth for new applications.

H.E.R. POTENTIAL CUSTOMER BASE

     The Company is a carrier's carrier and will not offer services to end-user customers. The Company's target customers include PTOs and New Entrants. Currently an operator wishing to transport and terminate cross-border traffic in Europe relies on the services of at least two (and in most cases more than two) PTOs and is required to pay high prices without quality guarantees across the circuit. H.E.R. intends to offer these target customers a better transport system that can provide a higher level of transmission quality and service across Europe at lower prices. The advantages that H.E.R. can offer its target customers can be divided into two categories: advantages for facilities-based carriers, such as PTOs and global consortia of telecommunications operators, and advantages for non-facilities based carriers, which could include international carriers, alternative carriers, value added networks, Internet backbone networks and resellers.

     Facilities-based carriers. The Company expects that carriers that already own facilities will be interested in using the H.E.R. Network for a number of reasons. PTOs are beginning to provide services in markets other than their home market and are interested in procuring end-to-end connectivity. The H.E.R. Network gives PTOs the ability to reconfigure or shift capacity among routes to avoid over- and under-utilization of certain routes and to respond to changes in end-user customer traffic. The H.E.R. Network can also provide additional redundancy to a PTO or other facilities-based carrier's already existing network. In addition, the Company believes that facilities-based carriers will be attracted to the high quality of the H.E.R. Network.

     Non-facilities based carriers. The Company expects that non-facilities based carriers will be interested in using the H.E.R. Network because the Network will offer high quality service at lower prices than currently offered by PTOs. In addition, for Internet backbone networks, H.E.R. offers advanced technology and is capable of handling large volumes of traffic. For all customers, H.E.R. virtual network service offering is expected to be attractive because it allows for flexibility in the provisioning of telecommunications transmission capacity. Carriers from outside Europe will be able to connect to the H.E.R. Network for all pan-European service needs. Additionally, the Company expects that New Entrants who compete with facilities-based carriers will be reluctant to use a competitor's facilities if alternative infrastructure such as the H.E.R. Network is available, providing better quality service and pricing flexibility.

     Special pricing plans have been tailored to the unique needs of these customer groups.

                                    BUSINESS

GENERAL

     H.E.R.'s objective is to become the leading pan-European carriers' carrier by providing cross-border centrally managed telecommunications transmission capacity to telecommunications companies including PTOs and New Entrants. H.E.R. intends to offer these target customers a better transport system than is currently available in Europe with a higher and more consistent level of transmission quality, redundancy, network functionality and service across Europe at lower prices. Development of the H.E.R. Network is dependent upon, among other things, H.E.R.'s ability to obtain the necessary financing, rights-of-way, licenses and other regulatory approvals in a timely and cost-effective manner. See "Risk Factors -- Risks Relating to H.E.R. Network Roll-out."

     H.E.R. is developing an approximately 17,000 kilometer, pan-European high capacity fiber optic network designed to interconnect a majority of the largest Western and Central European cities. H.E.R. began initial trials of the Brussels-Amsterdam portion of the Network in the third quarter of 1996 and commenced commercial service in November 1996. The Company expects the initial five country network to be placed in operation in the second quarter of 1998 and the 17,000 kilometer Network to be operational during the year 2000. Each access point of the Network will be placed in operation as it is linked to the Network. H.E.R. intends to build the Network using the most accessible and cost-efficient infrastructure base in each of the regions served, including using rights-of-way and existing infrastructure of railways, motorways, pipeline companies, waterways and power companies. H.E.R. plans a flexible approach to the Network build-out plan and intends to fine-tune the scope, route and design of the Network based upon the evaluation of customer demand.

     The Company expects to continue to roll-out full telecommunications transport service on the initial five country network linking London, Rotterdam, Amsterdam, Antwerp, Brussels, Paris, Dusseldorf and Frankfurt through April 1998. The initial five country network is expected to consist of 2,600 kilometers of fiber optic cable covering countries which, in 1995, originated over 60% of all outgoing calls and terminated over 60% of all incoming calls in the countries to be served by the Network. Network coverage is planned to be expanded to include Geneva, Zurich, Stockholm, Copenhagen and Milan in the third quarter of 1998. Additional extensions of the Network to be completed in phases through the year 2000 will be built-out into Southern and Central Europe. The H.E.R. Network is expected to have points of presence in at least 32 cities in 15 European countries.

     H.E.R. has entered into agreements for the construction and/or lease of fiber optic routes for the initial five country network, except for some of the routes in Germany which are currently under negotiation. The Company has completed the construction of two undersea cables connecting the United Kingdom to the Netherlands and to Belgium, which should be placed in commercial service in January 1998. In France, H.E.R. has reached agreement with an operator of motorways for the use of approximately 600 kilometers of infrastructure in northern France, and has agreements with other providers to complete the French segment of the initial five country network. The Company expects to start commercial service connecting Paris to Brussels, Amsterdam and London by January 1998. Contracts are currently being negotiated with respect to the portion of the Network connecting Germany with each of France, the Netherlands and Switzerland. The Company has also entered into an agreement with two utility companies to develop portions of the Network in Germany and expects that Dusseldorf, Frankfurt and Stuttgart will be connected to the Network by April 1998. In addition, H.E.R. will be provided transport services between Stockholm and Copenhagen pursuant to an agreement.

     H.E.R. continues to negotiate rights-of-way and other infrastructure arrangements in six other Western European countries representing the remainder of the Western European portion of the rollout, which negotiations involve railway and other infrastructure providers. The Company will need to negotiate similar agreements to complete the Network in four Central European countries. Buildout of the H.E.R. Network is subject to numerous risks and uncertainties that could delay deployment or increase the costs of the Network, or make the Network commercially unfeasible. See "Risk Factors -- Risks Relating to H.E.R. Network Roll-out."

     H.E.R. was formed on July 6, 1993 by HIT Rail. HIT Rail was incorporated in 1990 by eleven national railways to carry out telecommunications engineering activities in order to construct and exploit a data communications network for railway traffic. GTS-Hermes purchased a 34.4% interest in H.E.R. in 1994 and has increased its interest to 50% in 1995 and to 79% in 1997. GTS-Hermes is a wholly owned subsidiary of GTS.

BUSINESS AND MARKETING STRATEGY

     The overall strategy of H.E.R. is to offer PTOs and New Entrants pan-European cross-border telecommunications transport services to help them, in turn, more successfully meet the needs of their end-user customers. The H.E.R. Network also provides a vehicle through which a carrier can compete in other markets where the carrier does not own infrastructure. H.E.R. expects to enter the market ahead of competition and encourage a wide variety of carriers to use its Network with service offerings that meet their needs. H.E.R.'s primary service offerings are large-capacity circuits for "wholesale" customers such as PTOs and New Entrants. H.E.R. does not intend to market its services to retail end-user customers such as corporations. H.E.R.'s focus on carriers is designed to complement and not compete with carriers' own business objectives in providing services to end-users.

     To establish H.E.R. as the leading carriers' carrier for international telecommunications within Europe, H.E.R. intends to offer its customers significantly higher quality transmission and extended/advanced network capabilities at a competitive price by focusing on the following:

          High Capacity International Network Facilities. The H.E.R. Network is designed to offer its customers access to high capacity network facilities outside their domestic markets, providing cross-border capabilities without requiring customers to invest in network infrastructure or being constrained by a narrow range of capacity offerings.

          Uniform Network Architecture. The H.E.R. Network is designed to offer managed transport services from country to country and across multiple countries utilizing a single uniform network, in contrast to services currently available that use multiple providers over several networks with varying technologies and each under the control of separate, not necessarily compatible, network control systems. The H.E.R. Network's uniform technology enhances service by providing quality and reliability as well as uniformity of features throughout the Network.

          Diverse Routing. The H.E.R. Network architecture includes diverse, redundant routes that are designed to provide high levels of reliability. The Network is designed to provide availability of over 99.98% for most routes and to provide customers with a wide range of telecommunications transmission capacity. To achieve this level of reliability without the use of a network similar to the H.E.R. Network, the Company believes that carrier customers would need to purchase additional dedicated circuits to provide for redundancy.

          Rapid Provisioning. H.E.R. services provide access to the Network, such that additional capacity can be provided to customers on the H.E.R. Network on a rapid basis. This access provides a level of capabilities that the Company believes is unavailable in Western Europe today.

          Flexibility. H.E.R. services are focused on providing customers flexibility across the Network through which the customer may minimize risk by enabling Network rerouting, eventually even under customer direct control.

          Advanced Technology. H.E.R. is deploying SDH technology which, by using WDM techniques and hardware, is upgradeable and will permit significant expansion of transmission capacity without increasing the number of fiber pairs in the Network. This technology also provides the basis for structuring advanced operating features, such as virtual private network service and ATM-based services.

          Innovative Pricing. Currently the price of E1 equivalent circuits on transborder European routes is artificially high and not necessarily related to the cost of such circuits. H.E.R. intends to offer competitive pricing. H.E.R. will also offer highly tailored contract terms and volume discounts, which allow carrier customers to plan more efficiently the fixed costs of their service portfolio. Customers can select varying capacity, access, guaranteed availability and contract terms at competitive prices. Customers sourcing from PTOs are generally limited to order from a very narrow set of capabilities offered under inflexible pricing plans.

     Although H.E.R. and GTS have relationships with certain PTOs for specific projects, they do not have wide-ranging alliances with any of the major consortia or large Western telecommunications companies. Additionally, H.E.R.'s Western European strategy calls for it to focus on carriers' carrier services, so that it will not compete with its carrier customers in consumer or corporate markets. H.E.R. believes that this independence will make it an attractive service provider for Western European carriers who may otherwise be reluctant to obtain services from other providers of intra-European transport that also may be their competitors in the retail market.

SERVICES

     H.E.R.'s primary service is large capacity cross-border European circuits provided over an integrated, managed pan-European network structure thus providing a service for wholesale customers such as PTOs and New Entrants. H.E.R.'s service is not intended for business or residential end users. The H.E.R. Network will be based on SDH technology, which provides for digital transmission capability upon which a broad range of advanced functionality may be built and which offers network availability, flexibility, bandwidth speeds and error performance not otherwise available to carriers for transport of telecommunications traffic across national borders in Western Europe. The Network is designed to provide customers with a wide variety of bandwidth speeds, ranging from VC12/E1 Standard (equivalent to 2.048 Mbps) to STM-1/E4 Standard (equivalent to 155 Mbps) and beyond.

     H.E.R. will provide high quality cross-border transmission services for licensed telecommunications providers. Services are based on the principle of adding greater value than currently available in the market while retaining competitive prices. Currently, H.E.R. is providing one structured service offering (Point-to-Point Transport Service) on its Brussels-Amsterdam link and an additional service offering (Virtual Infrastructure) will be available upon completion of the Brussels-Amsterdam-London ring of the initial five country network.

     Point-to-Point Transport Service. The current market for cross-border transport is served by IPLCs provided by PTOs. IPLCs are formed by combining half-circuits from two PTOs between customer locations, often with additional PTOs providing transit segments. Under the IPLC service, overall service quality guarantees generally are not provided and only a limited range of bandwidth is available, usually only E1 and in certain instances, E3. The Company believes that H.E.R.'s Point-to-Point Transport Service will be a major improvement to the PTO-based approach because it provides a greater range of bandwidths (from 2 Mbps (E1 or VC-12) to 140/155 Mbps (E4 or VC-4)) and allows customers to choose a service level agreement with guarantees appropriate for their applications, including guarantees for on-time service delivery and service availability.

     Point-to-Point Transport Service consists of two services, "Integrated" and "Node-to-Node." The H.E.R. "Integrated" service provides an end-to-end service between customer-specified locations where the customer can request for H.E.R. to arrange for "last mile" services from the H.E.R. node location to the customer's location. The H.E.R. "Node-to-Node" service can be selected only where the customer provides its own services to reach the local H.E.R. node location. In Node-to-Node Service, H.E.R. guarantees service only on its portion of the Network between H.E.R. nodes. Both services will be competitively priced relative to current service offerings. A premium is charged for the highest guaranteed level of service which incorporates an end-to-end, fully diverse, protected, "Integrated" service. The customer can choose flexible contract terms from one to five or more years' duration, with volume discount schemes designed to ensure that H.E.R. remains a cost-effective solution.

     Virtual Infrastructure Service. Carriers and operators that plan to expand their operations to become pan-European service providers as the European marketplace is liberalized require a flexible and cost-effective means of telecommunications transport. To date such service providers obtain European cross-border transport service by leasing IPLCs from PTOs. Leasing IPLCs requires a carrier to lease channels on a segment-by-segment basis from multiple PTOs, linking the target cities under arrangements having fixed capacity and pricing structure for each segment of the carrier's network. Leasing IPLCs has several disadvantages, including (i) difficulty in obtaining discount/volume pricing schemes since there is no single provider of pan-European coverage, (ii) delays in implementation due to numerous contractual negotiations and having to interconnect numerous IPLCs, (iii) limited availability of pan-European leased capacity at high bandwidth and (iv) variability of quality due to multiple operators and the absence of a single uniform network. Operators could also construct their own network, which is expensive, time-consuming and complex and which may not be justified by such operators' traffic volume.

     H.E.R.'s Virtual Infrastructure Service will offer a new solution and an attractive alternative to leasing IPLCs or building infrastructure. This service will enable H.E.R.'s customers to obtain a uniform pan-European or cross-border network under one service agreement by allowing the customer to select any number of cities along the H.E.R. Network at a pricing structure based on the overall amount of leased capacity for the customer's entire network. The key feature behind Virtual Infrastructure Service is that it gives the customer the ability to reconfigure or shift capacity among the customer's leased channels, thereby enabling the customers to respond almost immediately to changes in traffic. By being able to transfer capacity among the Network routes, H.E.R.'s customers are able to avoid the risks of over- and under-utilization of leased channels. This service offering provides a customer with the benefits of ownership (rapid provisioning, freedom to rearrange and control) with a "pay-as-you-go" managed service offering, without the burdens of up-front investment and costs required to build a network, and without having to manage the on-going maintenance and operation of the network.

     The service is delivered through pre-installed physical facilities at each of the customer locations. These facilities are designed to ensure that most growth or changes in customer requirements can be addressed purely by remote logical reconfiguration from the H.E.R. Network Operations Center. This remote Network management ability is inherent in SDH technology and allows rapid provisioning and high quality of service.

     Sales and marketing of H.E.R.'s services are conducted through its sales and marketing department, which includes a director and senior sales managers responsible for various regions and customer segments. Additionally, the Company expects that its railway shareholders that develop domestic telecommunications businesses, or other local network access providers, can provide an effective distribution channel to smaller carrier customers.

PRICING

     Currently the price of cross-border pan-European calls are often significantly higher than the underlying cost of transport and terminating such calls and higher than the price of intra-country calls or transborder calls to and from liberalized markets. The low cost of operating the Network enables the Company to attractively and competitively price services in the face of declining overall tariffs for telecommunication services. The Company's low-cost basis is due to, among other things, its use of up-to-date technology without the burden of legacy networks, which requires fewer employees to operate.

     The term of a typical customer agreement is expected to be from 1 to 3 years. The customer agrees to purchase, and the Company agrees to provide, cross-border transmission services. In general, the customer agrees to pay certain non-recurring charges and recurring charges on an annual basis, payable in twelve monthly installments. If the customer terminates the service order prior to the end of the contract term, it is required to pay the Company a cancellation charge equal to three months' service for each of the twelve months remaining in the contract term. The Company guarantees transmission services to a certain service level. If such levels are not met or the Company fails to deliver service by the committed delivery date, the customer is eligible for a credit against charges otherwise payable in respect of the relevant link.

CUSTOMERS

     H.E.R.'s high capacity, SDH-based fiber optic network is designed to enable PTOs and New Entrants to integrate high quality, cross-border capacity into their end user offerings. H.E.R. will target seven major market segments or customer groups which can be characterized as follows:

          Alternative Carriers. This segment consists of second carriers, cable TV and mobile carriers and competitive access providers. These new carriers have chosen to compete with the incumbent PTOs in their respective countries, and the Company believes that they would look very favorably to an alternative such as H.E.R. The Company believes that this segment will sustain the largest growth as competition emerges in Europe. The Company also believes that non-PTO competitors in Europe will prefer to use a non-PTO alternative like H.E.R. to meet their cross-border telecommunication transport needs.

          Existing PTOs. This customer segment consists of the traditional European PTOs that generally participate in the standard bilateral agreements for cross-border connectivity. H.E.R. provides a vehicle for PTOs to compete in non-domestic markets both before and after January 1, 1998. Prior to January 1, 1998 when liberalization of the provision of switched telephony (reserved traffic) is scheduled to occur in the majority of Western European markets, a significant market opportunity for H.E.R. exists to provide cross-border transport services to PTOs for their non-reserved international traffic outside the standard ITU settlement process. As of January 1, 1998, both reserved and non-reserved traffic can be transported by alternative infrastructure providers, thus vastly expanding the available PTO market for H.E.R.

          Global Consortia of Telecommunications Operators. Many of the largest PTOs and international carriers have pooled resources and formed consortia in order to compete more effectively in important telecommunications markets such as those in Western Europe particularly outside their home markets. Prior to liberalization of the provision of switched voice services in Western European markets, one of the primary objectives of these consortia is to provide non-reserved pan-European services to multinational business customers, including X.25/frame relay (high speed data network) service and closed-user group voice services. Under the current regulatory framework, consortia would otherwise be required to purchase leased lines at negotiated retail rates, even within their home countries. H.E.R. believes that it provides an attractive alternative at better pricing in those environments where such a consortium does not already own its infrastructure. Furthermore, H.E.R. believes that it is well positioned to provide cross-border connectivity between different domestic infrastructures of these alliances.

          International Carriers. This customer segment consists of carriers whose primary business is to transport traffic between European and other international gateways. Such carriers include Teleglobe and GTS-Monaco Access. H.E.R. can provide these customers a pan-European distribution network to gather and deliver traffic to and from their own and other hubs.

          Internet Backbone Networks. Internet backbone networks are a fast emerging segment and are expected to generate significant requirements for the services H.E.R. offers. These require large capacity international connectivity services between Internet nodes (point of interconnection between local Internet service providers) in all local European markets. The Internet segment is experiencing significant growth in demand for transmission capacity.

          Resellers. Resellers are carriers that do not own transmission facilities, but obtain communications services from another carrier for resale to the public. Resellers are also a growing segment of the market and are expected to increase in conjunction with the liberalization of the European telecommunications market. In the U.S., for example, resellers were a significant factor in the expansion of competition.

          Value Added Networks ("VANs") and other Service Providers. VANs are data communications systems in which special service features enhance the basic data transmission facilities offered to customers. Many of these networks are targeted to the data transfer requirements of specific international customer segments such as airlines and financial institutions. VANs' basic network transmission requirement is to connect data switches or processors. VANs currently purchase their own international circuits and build additional resiliency into their network infrastructure. H.E.R. will allow them to meet these needs cost-effectively, and to extend their services to new markets or customers without substantial capital investment.

     The Company expects that additional demand for alternative service providers will come from increased usage of dedicated circuits for Internet access, private lines for the deployment of wide-area networks by large corporations, "single source" local and long distance services by small and medium-sized businesses and emerging broad band applications such as cable TV programming distribution (other than broadcast) to the end user.

CURRENT OPERATIONS

     H.E.R. is currently operating the network on the Brussels-Amsterdam link with additional access points in Antwerp and Rotterdam. H.E.R. began initial trials of this 244 kilometer portion of the Network in the third quarter of 1996 and commenced commercial service in November 1996. The Company's Network Operations Center located in Brussels, Belgium and its backup center located in Antwerp, Belgium are fully operational and house Network management and customer support services which operate 24 hours a day, seven days a week. Billing and customer service functions are also operational. Currently nine customers are under contract for service on the H.E.R. Network, including PTOs, a global consortium of PTOs, Internet service providers, an international carrier, a VAN and a reseller. H.E.R. provided capacity of approximately 30 E1 equivalent circuits as of July 30, 1997.

     The Brussels-Amsterdam route is a relatively small part of the initial five country network and is only a point-to-point link that does not provide the automated redundancy and access of a complete ring network. The route does have a spare backup fiber pair on key segments to enhance customer reliability. The type and quality of H.E.R.'s customers validates the concept of the H.E.R. Network, and illustrates the type of customers who will be attracted to the full Network. The success of this link also demonstrates the demand for cross-border transport services.

NETWORK DESIGN

     Network Architecture. The Network architecture is based on a highly meshed flat topology which covers a wide geographical area with large distances between individual Network nodes. This architecture allows rerouting of traffic at electronic speeds in the event of a Network failure. This approach also lowers Network cost by allowing each node to be sized to match anticipated traffic volumes rather than to a standard capacity. Individual nodes can be configured to connect any trunk to any other in the nodes, thus allowing efficient transmission of traffic. Each node will be connected to at least two other nodes allowing rerouting of traffic in the event of a Network failure. The Company believes that its Network will be the first cross-border pan-European network with such redundancy.

     The H.E.R. Network has been designed to be controlled by a single network management center and supported by advanced operational support systems. A centralized Network center can pinpoint overloaded pathways or malfunctioning circuitry and reroute traffic much more quickly than networks controlled by separate network centers operated by PTOs in different countries. H.E.R. uses a single vendor for the supply of transmission equipment and network management systems. H.E.R.'s advanced operational support systems allow it to correct Network failures and isolate equipment faults with greater speed and at a lower cost than is the case with heterogeneous multi-operator networks. Critical elements of the Network, including Network maintenance and control systems, are designed with redundancy in order to ensure a high quality of service. The Network design has several important resilience features including: multiple paths to each node, built-in hardware redundancy and redundant power supplies. For all Network routings, there will be at least two paths. Should service failure occur on one route, the Network is designed to automatically re-route traffic to another route. The Company believes that these techniques will result in performance of 99.98 percent or better for premium service customers for most routes.

     H.E.R. expects to operate the entire Network and to own substantially all of the Network equipment as well as some segments of the fiber optic cable. A substantial part of the fiber is leased on a long-term basis. Long-term leases for fiber are advantageous to the Company because they reduce the capital expense burden of building large quantities of capacity before they can be used. Where H.E.R. leases dark fiber, the infrastructure provider will generally be responsible for maintaining such fiber optic cable. H.E.R. has concluded an agreement with Alcatel to supply equipment. H.E.R. will enter into agreements with Alcatel and infrastructure providers and other third parties to maintain the equipment for the H.E.R. Network. See "Risk Factors -- Risks Relating to H.E.R. Network Roll-out."

     Network Capacity. The Network will consist of SDH STM-16 links delivered over fiber owned by H.E.R. and dark fiber leased from infrastructure providers. Each line system and multiplexer works initially at the 2.5 Gbps (STM-16) level. Systems with higher bit rates (STM-64) are planned for introduction after 1999. The most important types of equipment used or to be used in the Network are Alcatel 1661 SM-C ADM nodes used as Add-Drop Multiplexors ("ADMs") and regulators and a variety of optical amplifiers for boosting optical signals. The Company expects to size the Network through successive upgrades so that the Network has at least twice the amount of capacity it is forecast to require in any given year. Network capacity upgrades can be accomplished optically through WDM technology to multiply the then-existing Network capacity without adding fiber optic cable.

     Network Agreements. The Company has entered into agreements and letters of intent with various infrastructure providers for construction and/or lease of portions of the H.E.R. Network. The Company's agreements for leases of portions of the Network typically required the infrastructure provider to provide a certain number of pairs of dark fiber and node and/or regenerator sites along the Network route commencing on certain dates provided by H.E.R. The term of a lease agreement typically ranges from 10 to 15 years. An agreement typically contains optical specification standards for the fiber and methods of testing. H.E.R. is allowed to use the cable for the transmission of messages and in other ways, including increasing capacity. The infrastructure provider also provides space for the location of equipment and spare parts and guarantees the provision of power and other utilities together with environmental controls and security to ensure the proper functioning of the equipment. The infrastructure provider is typically responsible for maintenance of the cable and the provision of first line maintenance to equipment and permits H.E.R. access to such facilities. Access arrangements to the nodes are also provided so that connection may be made to H.E.R. customers or to the rest of the Network. An agreement also provides for an annual price for the provision of fiber and for the facilities and maintenance. The agreements typically provide for termination by the parties only for material breach, with a 90-day cure period. The agreements typically contain a transition period after termination of the agreement to allow the Company to continue to serve its customers until it can reach agreement with an alternative infrastructure provider.

     Local Access. Access to the H.E.R. Network will be provided to clients through SDH access lines including at the STM-1 or STM-4 level. However, customers who continue to use the older PDH technology may also access the H.E.R. Network. In each city, as an H.E.R. POP is deployed, H.E.R. may contract with a local access network supplier for"last mile" services to customer locations. H.E.R. will not invest in building local access infrastructure but such connectivity can be supplied on a case-by-case basis via preferred local access partner arrangements. Currently Telfort in the Netherlands and Belgacom in Belgium are providing local access to the operating Amsterdam-Brussels route. In London and Paris, H.E.R. has contracted to connect the H.E.R. Network to intra-city networks in those cities. Pursuant to this agreement, H.E.R. can offer its carrier customers local connectivity in those cities. Local access network suppliers may also be interested in H.E.R. for the purpose of linking the business centers in which they are active. Therefore, the Company believes that the relationships between H.E.R. and local access network suppliers can benefit both parties. Set forth below is an illustration of the connection between the H.E.R. Network and local access providers.

                                      LOGO

     Network Routes. The table below sets forth the planning dates as of June 30, 1997 of the development of routes in the initial five country network.

                                      ESTIMATED
                                      COMMERCIAL
                                       SERVICE               TOTAL ROUTE
                                     AVAILABILITY           KILOMETERS OF
FROM --------      TO --------           DATE                   FIBER
                                    --------------          -------------
Amsterdam          Brussels         Operational                  244
Amsterdam          London           January 1998                 369
Brussels           London           January 1998                 386
Paris              Brussels         January 1998                 492
Paris              Frankfurt        April 1998                   631
Frankfurt          Dusseldorf       April 1998                   181
Dusseldorf         Amsterdam        February 1998                306

     The Amsterdam-London, Brussels-London, Paris-Brussels and Paris-Strasbourg fiber optic routes are currently under construction. "Under construction" means that with respect to each of the segments that make up each of these routes, one of the following is occurring: (i) H.E.R. has contracted to build or is contracting to build the fiber optic cable segment or (ii) H.E.R. has leased or will lease such segment of fiber optic cable from a third party who has built or is currently building such segment. For each of the Frankfurt-Dusseldorf and Dusseldorf-Amsterdam routes, H.E.R. is currently negotiating construction and/or lease contracts. For the Strasbourg-Frankfurt route, H.E.R. is negotiating construction and/or lease contracts for some segments of the route and has some segments of the route under construction. The dates set forth above may be subject to delays due to a variety of factors, many of which are beyond the control of the Company. See "Risk Factors -- Risks Related to H.E.R. Network Roll-Out."

     H.E.R. is deploying the Network along the rights-of-way of several shareholders as well as the rights-of-way of a variety of alternative sources, including motorways, waterways, pipelines and utilities. The rights-of-way of Hermes-built portions of the Network will be provided pursuant to long-term leases or other arrangements entered into with railroads, highway commissions, pipeline owners, utilities or others. H.E.R. generally prefers to use the infrastructure of its rail-based shareholders when such infrastructure is available on a timely and commercially reasonable basis. In certain cases, however, H.E.R. has not been able to reach agreement with such shareholders for the provision of rights-of-way along their railways, which has resulted in significant delays to the Network buildout. In all cases, it is the policy of H.E.R. to evaluate multiple alternative infrastructure suppliers in order to maximize flexibility. As a result of its Network development activities to date, the Company has gained access to infrastructure for its Network routes which, in certain cases, the Company believes will be difficult for its competitors to duplicate.

COMPETITION

     The European and international telecommunications industries are competitive. H.E.R.'s success depends upon its ability to compete with a variety of other telecommunications providers offering or seeking to offer cross-border services, including (i) the respective PTO in each country in which H.E.R. operates and (ii) global alliances among some of the world's largest telecommunications carriers. The Company expects that some of these potential competitors may also become its customers. H.E.R. believes that the ongoing liberalization of the European telecommunications market will attract New Entrants to the market and increase the intensity of competition. Competitors in the market compete primarily on the basis of price and quality. H.E.R. intends to focus on these factors and on service innovation as well. H.E.R.'s business plan anticipates substantial head-to-head competition as well as indirect competition.

     WorldCom, Inc. recently announced plans to construct a pan-European fiber network, the first phase of which is expected to connect London, Amsterdam, Brussels and Paris by early 1998. Although the Company believes that the proposed WorldCom pan-European network is primarily intended to carry WorldCom traffic, WorldCom has stated that any excess capacity on such network will be used to provide a competitive "carrier's carrier" service.

     If H.E.R.'s competitors, many of whom possess greater technical, financial and other resources than H.E.R., devote significant resources to the provision of pan-European, cross-border telecommunications transport services to carriers, such action could have a material adverse effect on H.E.R.'s business, financial condition and results of operations. There can be no assurance that H.E.R. will be able to compete successfully against such new or existing competitors. See "Risk Factors -- Competition."

                         LICENSES AND REGULATORY ISSUES

     A summary discussion of the regulatory framework in the countries of the initial five country network and the next five countries into which H.E.R. expects to develop a Network is set forth below. This discussion is intended to provide a general outline, rather than a comprehensive discussion, of the more relevant regulations and current regulatory posture of the various jurisdictions.

     National authorities in individual member states of the EU are responsible for regulating the operation (and in some cases the construction) of telecommunications infrastructure. The Company believes that the adoption of the Full Competition Directive and the various related Directives adopted by the European Parliament and the Council of the EU have resulted in the removal of most regulatory barriers to the operation of telecommunications infrastructure in the countries of the initial five country network.

     H.E.R. requires licenses, authorizations or registrations in all countries to operate the Network. There can be no assurance that H.E.R. will be able to obtain such licenses, authorizations or registrations or that H.E.R.'s operations will not become subject to other regulatory, authorization or registration requirements in the countries in which it plans to operate. Licenses, authorizations or registrations have been obtained in the

United Kingdom, the Netherlands, Belgium and Germany and a license application has been filed in France. A draft license has been received from the French regulatory authorities which will be the basis for the final license. However, there can be no assurance that such license will be granted. The Company intends to file applications in other countries in anticipation of service launch in accordance with the Network roll-out plan.

     On June 28, 1990, the European Commission, in an effort to promote competition and efficiency in the Western European telecommunications industry, issued a directive (the "1990 Directive") requiring EU member states to immediately liberalize all telecommunication services with the exception of voice telephony to the general public (basic voice services provided over the public switched voice network). This step liberalized value added services and voice services over corporate networks and/or "closed user groups," although the exact definitions of the terms used in the 1990 Directive were not altogether clear.

     On July 22, 1993, the Council of the EU agreed that all voice telephony services in EU member states should be liberalized by January 1, 1998 subject to additional transitional periods of up to five years to allow member states with less developed networks to achieve the necessary adjustments. It was agreed that such exemptions would be granted to Spain, Ireland, Greece and Portugal, subject to formal application and satisfaction of certain requirements. Luxembourg, because of the small size of its market, would be eligible for a special transitional period of up to two years.

     In April 1995, a communication from the European Commission sought to clarify the types of services that were liberalized by the 1990 Directive, stating that the burden of proof as to why a service should be considered "reserved" and therefore not open to competition should be upon the PTOs and the regulatory authorities of member states. Along with this statement came the threat of formal procedures under the Treaty of Rome against member states that do not implement the 1990 Directive "within a reasonable time." Procedures have been brought so far against Italy, Greece, Germany and Spain for failing to apply the requirements of the 1990 Directive.

     On March 13, 1996, the European Commission adopted the Full Competition Directive extending the 1990 Directive to all services, requiring that licensing procedures for these services be transparent and non-discriminatory, requiring member states to fully liberalize alternative infrastructure to allow a competitive market for "non-reserved" services such as data, value added services and non-public (closed-user group) switched voice services by July 1, 1996 and mandating open competition in all public telecommunications services, including voice telephony to the general public, by January 1, 1998 (except for countries to which grace periods were granted in accordance with the 1993 Council Resolution).

     On April 10, 1997, the European Parliament and the Council of Ministers adopted a Directive on a common framework for general authorizations and individual licenses in the field of telecommunications services, including networks. Licenses must be awarded through open, non-discriminatory and transparent procedures and applications will be required to be dealt with in a timely fashion. The number of licenses may only be restricted to the extent required to ensure the efficient use of radio frequencies or for the time necessary to make available sufficient numbers in accordance with EC law.

     In the specific area of concern to H.E.R., the European Commission is seeking to establish EU level guidelines for coordinating national regulatory frameworks to facilitate the development of pan-European networks. The Company believes that many European countries have revised telecommunications regulations to comply with the 1990 Directive and the Full Competition Directive and that such changes will enhance the Company's ability to obtain other necessary regulatory approvals for its operations.

     As a multinational telecommunications company, H.E.R. is subject to varying degrees of regulation in each of the jurisdictions in which it provides its services. Local laws and regulations and the interpretation of such laws and regulations differ significantly among the jurisdictions in which the Company operates. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company, that domestic or international regulators or third parties will not raise material issues with regard to the Company's compliance or noncompliance with applicable regulations or that regulatory activities will not have a material adverse effect on the Company. See "Risk Factors -- Government

Regulation." The regulatory framework in certain jurisdictions in which the Company provides its services is briefly described below.

UNITED KINGDOM

     Since the elimination in 1991 of the United Kingdom telecommunications duopoly consisting of British Telecommunications and Mercury, it has been the stated goal of Oftel, the United Kingdom telecommunications regulatory authority, to create a competitive marketplace from which detailed regulation could eventually be withdrawn. The United Kingdom has already liberalized its market beyond the requirements of the Full Competition Directive, and most restrictions on competition have been removed in practice as well as in law. The Company has received a license from the Secretary of State for Trade and Industry which grants it the right to run a telecommunications system or systems in the United Kingdom connected to an overseas telecommunications system and to provide international services over such systems. Like the licenses granted to other providers of international facilities-based services, the license granted to H.E.R. on December 18, 1996 was for an initial six months' duration and thereafter is subject to revocation on one month's notice in writing. The short duration of these initial licenses was adopted for administrative convenience on the opening-up of the United Kingdom market for international facilities-based services. The Department of Trade and Industry ("DTI") has indicated that it intends to replace the initial licenses with new licenses and that it would not normally expect to revoke an initial license without replacing it with another license giving an equivalent authorization. The DTI is currently discussing with license holders the arrangements to put these new licenses into effect and although the DTI has indicated that the new licenses are expected to be of 25 years' duration, there can be no certainty that this will be the case or that the new licenses will not contain terms or conditions unfavorable to the Company. It is a condition of the license that H.E.R. notify the DTI of certain changes in its share ownership. In connection therewith, the DTI has been notified of the H.E.R. Recapitalization.

THE NETHERLANDS

     On July 1, 1997 the Dutch government abolished the prohibition on the use of fixed infrastructure for the provision of public voice telephony, thereby complying with the requirements of the Full Competition Directive six months ahead of schedule. On August 1, 1996, H.E.R. was granted a license for the installation, maintenance and use of a fixed telecommunications infrastructure. H.E.R. is currently operating under its license in the Netherlands on the Brussels-Amsterdam-route.

     An entirely new Telecommunications Bill was introduced to the Second Chamber (the House of Representatives) of the Parliament on September 15, 1997. The new Telecommunications Act is intended to confirm the full liberalization of the telecommunications market according to European Community standards. It is not expected that the new Telecommunications Act will detrimentally affect the conduct of business by H.E.R.

BELGIUM

     Belgium has implemented the "alternative infrastructure" provider provision of the Full Competition Directive. Full liberalization of competition, including the provision of voice telephony, requires further legislation which is expected to be introduced to the legislature in the near future. H.E.R. has obtained, through a wholly-owned subsidiary, a license from the Belgian regulatory authority to provide liberalized services using alternative infrastructure and is currently operating under its license in Belgium on the Brussels-Amsterdam route. H.E.R. also has authorization to build infrastructure between major Belgian population centers.

GERMANY

     Germany has approved legislation to implement the Full Competition Directive and remove all remaining restrictions on competition from January 1998. The Company was granted a license by the German regulatory authorities on July 18, 1997. The license permits the Company to operate the portions of the Network in Germany connecting Dusseldorf, Frankfurt and Stuttgart; Dusseldorf to the Dutch border; and Stuttgart to the French and Swiss borders. The Company expects to file applications to extend its license in Germany as appropriate in order to enable it to operate the remaining portions of the Network in Germany.

FRANCE

     A new regulatory agency, the Autorite de Regulation des Telecommunications ("ART"), was established in France effective January 1, 1997. In 1996, France approved legislation to implement the Full Competition Directive and to remove all remaining restrictions on competition from January 1998. However, since this regulatory agency was established, no licenses for alternative networks have been granted. To operate the Network in France, the Company must receive an authorization from the French Telecommunications Minister. The Company filed its application for authorization in November 1996 and received from the ART a draft license in May 1997, which will be the basis for the final license. The Company has been informed that the ART has approved a recommendation to the French minister as to the form of the authorization to be granted to H.E.R. and passed it on to the responsible ministry for finalization. Upon receipt of such authorization, the Company will be allowed to operate the Network in specific regions of France.

SWITZERLAND

     The Swiss Parliament has recently passed a new Telecommunications Law which will enter into force on January 1, 1998. Although Switzerland is not a Member State of the EU, the effect of the law is largely to mirror the EC telecommunications liberalization Directives and therefore from that date existing voice telephony monopoly will be abolished and such services will be fully liberalized. An independent national regulatory authority has previously been established. H.E.R. intends to apply for a license to provide its services in due course.

ITALY

     Although in the past Italy has been dilatory in implementing EC liberalization measures, Italy enacted legislation on July 31, 1997 which substantially completes the liberalization of services in accordance with the Full Competition Directive. The Parliament has also approved the creation of an independent national regulatory authority for the telecommunications and audiovisual sectors. The most recent EC liberalization Directives relating to licensing and interconnection remain to be implemented. H.E.R. intends to apply for a license to provide its services in due course.

SPAIN

     Under the Full Competition Directive Spain was granted the right to request a delay of up to five years in liberalizing fully its telecommunications market. However, the Spanish government and the European Commission have agreed that full liberalization should take place on December 1, 1998. In order to ensure effective liberalization from that date, the Commission Decision granting the eleven month extension sets out a timetable of interim measures leading up to full liberalization. These measures include the passing of legislation authorizing regional cable operators to provide telecommunications services and the adoption of a new General Telecommunications Bill effectively transposing EC Directives into Spanish law. Further, RETEVISION, S.A. has been granted a second national operator's license to compete with the national PTO and Spain has agreed to grant a third national operator license in early 1998. H.E.R. intends to apply for a license to provide its services in due course.

SWEDEN

     Full liberalization of the Swedish telecommunications market occurred in 1993. A new Telecommunications Act was passed this year to reinforce the powers of the national regulatory authority, to ensure conformity with EC Directives and to supplement the pre-existing licensing regime with a general authorization regime for services other than telephony services, mobile services and leased lines. H.E.R. intends to register to provide its services in due course.

DENMARK

     With the liberalization of infrastructure from July 1, 1997 Denmark has fully liberalized its telecommunications markets in accordance with the requirements of the relevant EC Directives. An independent national regulatory authority has been established.

                                   MANAGEMENT

MEMBERS OF THE BOARD OF SUPERVISORY DIRECTORS AND THE BOARD OF MANAGING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The Members of the Board of Supervisory Directors and the Board of Managing Directors and executive officers of the Company and their respective ages and positions with the Company as of July 1, 1997 are set forth below. GTS-Hermes is entitled to propose another member for appointment to the Board of Supervisory Directors and the railways that become shareholders pursuant to the H.E.R. Recapitalization will also be entitled to propose for appointment another director to the Board of Supervisory Directors.

BOARD OF SUPERVISORY DIRECTORS

NAME                                         AGE                    POSITION
-------------------------------------------  ----  -------------------------------------------
Gerald W. Thames...........................    50  President, Chief Executive Officer and
                                                   Director of GTS

Bernard J. McFadden........................    64  Director of GTS, GTS-Hermes representative
                                                   on the Board of Supervisory Directors of
                                                   H.E.R.
Lars Stig M. Larsson.......................    66  President and Director General of Statens
                                                   Jarnvagar ("SJ"), the Swedish State
                                                   Railways

Svend Laursen..............................    48  Managing Director of HIT Rail B.V. and
                                                   Director of the Information Technology
                                                   Department of Danske Statsbaner, the Danish
                                                   Railways Company
BOARD OF MANAGING DIRECTORS

GTS-Hermes, Inc.

EXECUTIVE OFFICERS OF THE COMPANY

NAME                                         AGE                    POSITION
-------------------------------------------  ----  -------------------------------------------

Jan Loeber.................................    53  Managing Director (Principal Executive
                                                   Officer)

Gerard J. Caccappolo.......................    55  Corporate Director of Marketing and Sales

Peter Magnus...............................    35  Corporate Financial Director -- Chief
                                                   Financial Officer (Principal Financial and
                                                   Accounting Officer)
Bruce C. Rudy..............................    42  Corporate Director of Business Development,
                                                   Planning and Regulatory Affairs

John Allan Shearing........................    48  Corporate Operations and Engineering
                                                   Director

Jan De Wispelaere..........................    38  Corporate Legal Director

BOARD OF SUPERVISORY DIRECTORS

     The general affairs and business of the Company and the board which manages the Company (the "Board of Managing Directors") (Directie) are supervised by a board appointed by the general meeting of shareholders (the "Board of Supervisory Directors") (Raad van Commissarissen).

     The Company's Articles of Association (the "Articles of Association") provide for at least four and no more than ten supervisory directors who must be natural persons ("Supervisory Directors") to serve on the Board of Supervisory Directors. Under the law of the Netherlands, a Member of the Board of Supervisory Directors of a Company cannot be a member of the Board of Managing Directors of the same Company. The members of the Board of Supervisory Directors are appointed by the general meeting of shareholders. The Board of Supervisory Directors elects a chairman from among its members. See "Certain Relationships and Related Transactions." Under the new Shareholders Agreement, resolutions of the Board of Supervisory Directors will require the approval of a majority of the Supervisory Directors present. The quorum for a valid meeting is a majority of the members of the Supervisory Board with a minimum of four members. The Board of Supervisory Directors meets four times a year and also upon the request of its chairman or the Board of Managing Directors. Pursuant to the Articles of Association, Supervisory Directors may be suspended or dismissed by the general meeting of shareholders. The remuneration or compensation of the Supervisory Directors is determined by the general meeting of shareholders.

     While the Board of Managing Directors is the executive body of the Company and is responsible for managing its affairs and representing the Company in its dealings with third parties, the primary responsibility of the Board of Supervisory Directors is to supervise the policies enacted by the Board of Managing Directors and the general course of affairs of the Company. The Board of Supervisory Directors advises the Board of Managing Directors. In the fulfilment of their duties, members of the Board of Supervisory Directors are required to act in the best interests of the Company.

BOARD OF MANAGING DIRECTORS

     The Board of Managing Directors, having one managing director (GTS-Hermes), is charged with the management of the Company in accordance with the business plan of the Company under the supervision of the Board of Supervisory Directors. Jan Loeber acts on behalf of GTS-Hermes in this capacity. Under the Articles of Association, the Board of Managing Directors must obtain the approval of the Board of Supervisory Directors in order to take the following actions: (a) to adopt and amend the business plan and the annual budget of the Company; (b) to incur expenses in excess of the adopted or amended annual budget; (c) to incur loans outside of the Company's ordinary business, except draw-downs of amounts previously approved on the Company's account with a bank designated by the Board of Supervisory Directors; (d) to lend sums which exceed the amounts previously approved by the Board of Supervisory Directors outside the Company's ordinary business; (e) to commit the Company to guarantee debts of third parties outside the Company's ordinary business; (f) to extend the Company's business into a new line of business and to discontinue the business of the Company; and (g) to alienate a considerable part of the assets of the Company.

     The Articles of Association provide that the Board of Managing Directors shall consist of one member. The member of the Board of Managing Directors is appointed by the general meeting of shareholders. The general meeting of shareholders may suspend or dismiss the member of the Management Board by a vote of a majority of votes cast in a meeting in which at least four-fifths of the issued capital is present or represented. If the office of the sole member of the Board of Managing Directors is vacated or the sole member is prevented from acting, the Board of Supervisory Directors is charged temporarily with management of the Company and may appoint one or more of the directors of the Board of Supervisory Directors to represent the Company. The compensation and other terms and conditions of employment of the member of the Board of Managing Directors is determined by the general meeting of shareholders.

SUPERVISORY DIRECTORS

     Gerald W. Thames, Member of the Supervisory Board. Mr. Thames is President, Chief Executive Officer and a Director of GTS. Mr. Thames joined GTS as Chief Executive Officer in February 1994, and has served as a director of GTS since February 1994. From 1990 to 1994, Mr. Thames was President and Chief Executive Officer for British Telecom North America and Syncordia, a joint venture company focused on the international outsourcing market. Mr. Thames has spent over 18 years in senior positions with telecommunications companies, where he was responsible for developing start-up telecommunications companies, including 15 years with AT&T, where he rose to the position of General Manager of Network Services for the Northeast Region of AT&T Communications.

     Bernard J. McFadden, Member of Supervisory Board. Mr. McFadden has served as a director of GTS since February 1994. Mr. McFadden currently serves as an independent consultant to GTS. Prior to 1994, Mr. McFadden worked for 32 years with ITT Corporation, where he served as President and Chief Executive Officer of ITT's Telecom International Group. Mr. McFadden's career in international telecommunications includes a four and one-half year assignment as President and Chief Operating Officer of Alcatel Trade International, S.A.

     Lars Stig M. Larsson, Member of Supervisory Board. Mr. Larsson is President and Director General of SJ, the Swedish State Railway, a position he has held since February 1988. After receiving a Master of Science Engineering degree from Gothenburg Technical University, where he is also a Doctor honoris causa, he joined the Ericsson Group in 1960. From 1960 to 1987 he held different posts within the Ericsson Group and its subsidiaries, including that of Development Director for road and rail signalling systems as well as the telephone system AXE. In 1979 Mr. Larsson was appointed President of RIFA, the Ericsson subsidiary company specializing in the development, production and marketing of electronic components. In 1985 he was named President of Ericsson Information Systems. In 1988 Mr. Larsson was appointed President and Director General of SJ. After several years in positions of responsibility within the Union Internationale des Chemins de Fer ("UIC") framework, including as Chairman of the Strategy Committee, Mr. Larsson was appointed Vice-Chairman of UIC in charge of coordinating all rail cooperation in Europe in September 1993. On November 1, 1996 he was appointed Chairman of UIC. Mr. Larsson is also Chairman of the Board of AB Swedcarrier, SweFerry AB, Rail Combi AB, Royal Viking Hotel AB, Stockholm Water Foundation and the Swedish Travel & Tourist Council. He is a board member of the Royal Academy of Engineering Sciences (IVA) section XI for Education and Research, the Swedish Transport Research Commission (TFK), the National Agency for Government Employers, the Taxpayers' Association, the Stockholm Water Festival and the environmental organization, The Natural Step.

     Svend Laursen, Member of Supervisory Board. Mr. Laursen currently is Director of the Information Technology Department in Danish State Railway, a position he has held since 1987, and Managing Director of HIT Rail, a position he has held since 1994. Until 1987 Mr. Laursen was employed as consultant for the Danish Ministry of Finance where he was responsible for advising public and state authorities in relation to information technology. Prior to 1987 he was employed by the then state owned computer center, DataCentralen. Mr. Laursen has been a Supervisory Board member of HIT Rail from 1989 to 1994 and a member of the Board of Supervisory Directors since 1994.

EXECUTIVE OFFICERS OF THE COMPANY

     Jan Loeber, Managing Director. Mr. Loeber has overall responsibility for the development and operations of the Company. Mr. Loeber joined GTS in January 1995. From October 1992 to December 1994, Mr. Loeber was a Managing Director of B.T. Securities Corporation, where he was responsible for investment banking for telecommunications clients. From April 1990 to September 1992, Mr. Loeber held positions as Managing Director of Unitel Ltd. (now Mercury One 2 One) in the United Kingdom, Group President of Nokia North America Inc., Vice President of ITT Corporation and Marketing and Product Management Director of ITT Europe. Mr. Loeber also spent almost ten years with AT&T, where his last position was Executive Director, Bell Laboratories. Mr. Loeber has over 22 years of experience in the telecommunications industry and an additional nine years of experience in information technology with the Pentagon, IBM and Chemical Bank of New York.

     Gerard J. Caccappolo, Corporate Director of Marketing and Sales. Mr. Caccappolo joined H.E.R. in January 1995 as Director of Marketing and Sales, responsible for market and customer segmentation, services development, and pricing and sales strategies. Prior to joining H.E.R., from September 1988 to December 1994, he was Vice President of Marketing and Sales -- International Carriers at Ascom Timeplex Equipment (Telecommunications) Manufacturer.

     Peter Magnus, Corporate Financial Director -- Chief Financial Officer. Mr. Magnus joined H.E.R. in January 1995 as Financial Director -- Chief Financial Officer, responsible for treasury, financing, accounting and budgets. Prior to joining H.E.R., from January 1992 to December 1994, he was Controller of the Belgian operations of Cargill N.V.

     Bruce C. Rudy, Corporate Director of Business Development, Planning and Regulatory Affairs. Mr. Rudy joined H.E.R. in 1996 and is Director of Business Development, Planning and Regulatory Affairs, responsible for business planning, financial modeling, shareholder relations and development. Mr. Rudy previously worked for Lochridge & Company, Inc. Management Consultants in Boston, where he was a senior consultant from September 1989 to December 1995.

     John Allan Shearing, Corporate Operations and Engineering Director. Mr. Shearing joined H.E.R. in November 1995 as Director of Operations, with responsibility for network operations, customer service and information systems. Before joining H.E.R., Mr. Shearing spent eight years at S.W.I.F.T. as Network Operations Director and also managing the acceptance and implementation of a new generation of network systems and applications.

     Jan De Wispelaere, Corporate Legal Director. Mr. De Wispelaere joined H.E.R. as a consulting attorney in 1995 and has since been promoted to the position of Legal Director -- Corporate Secretary and General Counsel. Prior to joining H.E.R., from January 1994 to November 1995, Mr. De Wispelaere had been with Stanbrook & Hooper -- European Community Lawyers. Prior to that, he was with Scott Paper Company and SD Warren Group as Senior Counsel for five years. He has held since 1993 positions as a member of the Board of Directors and Management Board of the German Scott -- Feldmuhle HQ Company, as well as several Scott Paper operating entities in Europe.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS

     The directors on the Board of Supervising Directors and the Board of Managing Directors receive no fees from the Company for serving as directors. Mr. McFadden currently serves as an independent consultant to GTS pursuant to a consulting agreement, under which he receives a consulting fee of $100,000 per annum. One of his duties under the consulting agreement is to serve as a member of the Board of Supervisory Directors of H.E.R.

EXECUTIVE COMPENSATION

     The following table sets forth each component of compensation paid or awarded to, or earned by, the chief executive officer (who is the Managing Director of H.E.R.) and the four most highly compensated executive officers other than the chief executive officer (collectively, the "Named Executive Officers") during the fiscal year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM COMPENSATION
                                                                      -----------------------
                                                                              AWARDS
                                      ANNUAL COMPENSATION             -----------------------
                             --------------------------------------   RESTRICTED   SECURITIES
                                                       OTHER ANNUAL     STOCK      UNDERLYING    ALL OTHER
                               SALARY         BONUS    COMPENSATION    AWARD(S)     OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION      ($)           ($)         ($)           ($)          (#)           ($)
---------------------------  -----------     -------   ------------   ----------   ----------   ------------
Jan Loeber(1)..............     $235,000     $78,608    $74,642(2)        (3)               7      $9,950(10)
  Managing Director
Gerald J. Caccappolo(1)....      160,000      40,000     42,108(6)         --             1.5       3,750(5)
  Corporate Director of
  Marketing & Sales
Peter Magnus...............      129,889(7)   32,472(7)     (8)            --               1          --
  Corporate Financial
  Director (Principal
  Accounting Officer)
Bruce Rudy(1)..............      135,000      13,509     18,416(9)         --             0.5       2,532(5)
  Corporate Director of
  Business Development
John Shearing..............      173,594(7)   35,163(7)     (8)            --              --          --
  Corporate Operations
  Director

---------------
 (1) The terms of the Named Executive Officer's employment are included in an agreement between the Named Executive Officer and GTS. Such Named Executive Officer is seconded to the Company for a fee.

 (2) Mr. Loeber received a cost of living allowance and paid home leave during fiscal year 1996. The Company provided Mr. Loeber with a tax equalization that compensates him for the higher taxes he pays because he resides in Belgium instead of the United States. Furthermore, the Company provided Mr. Loeber with a housing allowance equal to $31,836 per year (converted from Belgian Francs to U.S. Dollars at an exchange rate of BF32.0392=$1.00). In addition, the Company provides Mr. Loeber with the use of a company car.

 (3) Mr. Loeber has been granted a restricted stock award of 20,000 shares of GTS common stock which vests in equal thirds, beginning in January 2, 1997. GTS common stock is not registered or publicly traded and no market price is available for such stock. GTS completed a private placement of common stock in the third quarter of 1996 pursuant to which the common stock was valued at $20 per share. At December 31, 1996, GTS deemed the value of its common stock to be approximately $20 per share.

 (4) Stock options were granted under the GTS-Hermes, Inc. 1994 Stock Option Plan (the "GTS-Hermes Plan"). Each stock option is exercisable for one share of GTS-Hermes common stock, par value $0.01 per share at an exercise price equal to the fair market value of the stock on the date of grant as determined by a committee of the board of directors of GTS-Hermes. There is no ready market for the GTS-Hermes common stock. As of December 31, 1996, 100 shares of GTS-Hermes common stock were outstanding. In the aggregate 13% of this stock is subject to the GTS-Hermes Plan. Generally, one-third of the stock options vest on each of the first three anniversaries of the date of grant.

 (5) These Named Executive Officers participate in the GTS 401(k) plan to which GTS contributed the amounts indicated for 1996.

 (6) Mr. Caccappolo received a cost of living allowance of $11,200 and resides in a Company apartment which the Company pays the equivalent of $17,928 per year in rent (converted from Belgian Francs to U.S. Dollars at an exchange rate of BF32.0392=$1.00). In addition, the Company provides Mr. Caccappolo with the use of a Company car.

 (7) Converted from Belgian Francs to U.S. Dollars at an exchange rate of BF32.0392=$1.00.

 (8) Perquisites and other personal benefits paid to Mr. Magnus and Mr. Shearing during fiscal year 1996 were less than the lesser of $50,000 and 10 percent of the total of annual salary and bonus reported for the Named Executive Officer.

 (9) Mr. Rudy received a housing allowance of $16,855 during fiscal year 1996. In addition, the Company provides Mr. Rudy with the use of a Company car.

(10) This amount represents premiums paid by GTS for $1,000,000 in term life insurance for Mr. Loeber and contributions to Mr. Loeber's account by GTS under the 401(k) Plan.

                    OPTION GRANTS IN THE LAST FISCAL YEAR(1)

                                                     % OF TOTAL
                                   NUMBER OF           OPTIONS
                                  SECURITIES         GRANTED TO     EXERCISE OR                   GRANT DATE
                               UNDERLYING OPTION    EMPLOYEES IN    BASE PRICE    EXPIRATION     PRESENT VALUE
              NAME                GRANTED(#)         FISCAL YEAR      ($/SH)         DATE             ($)
    ------------------------  -------------------   -------------   -----------   ----------   -----------------
    Jan Loeber..............
    Gerard J. Caccappolo....
    Peter Magnus............
    Bruce Rudy..............
    John Shearing...........

---------------
(1) Stock options are for GTS-Hermes stock pursuant to the GTS-Hermes Plan. Each stock option vests one-third on each of the first three anniversaries of the date of grant.

AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-ENDED OPTION
                                     VALUES

                                                       NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                      UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS AT
                         NAME                          OPTIONS AT FY-END(#)            FY-END($)(1)
    -----------------------------------------------  -------------------------   -------------------------
                                                     Exercisable/Unexercisable   Exercisable/Unexercisable
    Jan Loeber.....................................
    Gerard J. Caccappolo...........................
    Peter Magnus...................................
    Bruce Rudy.....................................
    John Shearing..................................

---------------
(1)

GTS-HERMES 1994 STOCK OPTION PLAN

     The GTS-Hermes, Inc. 1994 Stock Option Plan (the "GTS-Hermes Plan") was adopted by the board of directors of GTS-Hermes in 1994 to enable employees of GTS-Hermes and its subsidiaries, including H.E.R., and affiliates to participate in ownership of GTS-Hermes and to attract and retain key employees of particular merit. The GTS-Hermes Plan provides for the award of incentive stock options, nonqualified stock options and stock appreciation rights. All employees of GTS-Hermes and its subsidiaries, including H.E.R., and affiliates are eligible to participate in the GTS-Hermes Plan.

     The maximum number of shares authorized with respect to grants of awards under the GTS-Hermes Plan in each calendar year is 6.5% of the shares of common stock, par value $0.01 per share, of GTS-Hermes issued and outstanding, and the aggregate number of shares of stock subject to the GTS-Hermes Plan is 13% of the total shares of stock issued and outstanding. The GTS-Hermes Plan is administered by a committee appointed by the board of directors of GTS-Hermes, which has broad discretion to determine who shall receive awards under the H.E.R. Plan and the characteristics of any award thereunder, including the price, term and vesting of such award. However, stock appreciation rights may not be awarded alone and may only be awarded in tandem with an option grant.

     The GTS-Hermes Plan provides that in the event of a change in control, as defined under the GTS-Hermes Plan, any stock appreciation rights outstanding for at least six months and any stock options awarded under the GTS-Hermes Plan not previously exercisable and vested which have been held for at least six months from the date of grant will become fully vested and exercisable at an adjusted price to be determined according to the highest sales price per share paid in any transaction reported or offer made at any time during the preceding 60 days as determined by the committee.

     The board of directors of GTS-Hermes may amend, alter or discontinue the GTS-Hermes Plan at any time, provided that the rights of participants are not impaired.

     H.E.R. intends to establish a stock option plan to replace the GTS-Hermes Plan for the purpose of incentivizing H.E.R. key employees, in substantially similar form to the GTS-Hermes Plan. The aggregate number of shares of H.E.R. stock subject to the proposed plan would be approximately 13% of the total shares of H.E.R. stock issued and outstanding including options. Grants under the GTS-Hermes Plan would be converted into grants under the proposed H.E.R. plan. Upon establishment of such plan, the GTS-Hermes Plan would be terminated.

PENSION PLAN

     In 1995, the Company established a defined benefit pension plan (the "Pension Plan") that covers substantially all of its employees that are at least twenty-five years of age and have at least one year of service. The benefits are based on years of service and the employee's compensation at retirement. Messrs. Magnus and Shearing participate in the Pension Plan. Each participant in the Pension Plan will receive a lump sum at retirement equal to 450% of final annual salary up to a specified ceiling which changes every year (in 1996 the ceiling was BF1,352,000) plus 910% of the excess multiplied by the years of service divided by 35. The maximum years of service taken into account under the formula is 35. The normal retirement age is 60. The Company has entered into an agreement with an insurance company for the provision of a group insurance policy (the "Policy"). Under the Policy, the insurance provider has undertaken a legal obligation to provide specified benefits to participants in return for a fixed premium; accordingly, the Company does not bear significant financial risk. Premium payments for the Policy are partly paid by the employee based on specified terms that consider the employee's annual salary, with the remaining premium paid by the Company. Premiums are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. (See Note 5 to the Notes to Consolidated Financial Statements). Upon termination of employment prior to retirement age, employer contributions cease and the participant may decide to receive the cash surrender value of the policy, to continue paying premiums or cease paying premiums but in either case maintaining the policy which is paid out according to its terms.

                               PENSION PLAN TABLE

                                                               YEARS OF SERVICE
                                      ------------------------------------------------------------------
           REMUNERATION                   15            20            25            30            35
-----------------------------------   ----------    ----------    ----------    ----------    ----------
$125,000...........................   $  370,313    $  493,750    $  617,188    $  740,625    $  863,200
$150,000...........................      467,870       623,829       779,786       935,744     1,090,610
$175,000...........................      565,508       754,011       942,513     1,131,056     1,318,200
$200,000...........................      663,100       884,140     1,105,170     1,326,210     1,545,700
$225,000...........................      760,703     1,014,271     1,267,838     1,521,405     1,773,200
$250,000...........................      858,300     1,144,400     1,430,500     1,716,600     2,000,000
$300,000...........................    1,053,490     1,404,660     1,755,820     2,106,990     2,455,700
$400,000...........................    1,443,880     1,925,181     2,406,476     2,887,771     3,365,700
$450,000...........................    1,639,080     2,185,440     2,731,800     3,278,160     3,820,700
$500,000...........................    1,834,270     2,445,700     3,057,120     3,668,550     4,275,700

The above pension benefits are based on the following formula:  (260% S1 + 910%
S2) X N/35

     S = annual salary
     S1 = S up to the "ceiling"
     S2 = S above the "ceiling"
     N = years of service up to a maximum of 35

For purposes of this calculation the "ceiling" is U.S. $42,200.

EMPLOYMENT AGREEMENTS

     All the Named Executive Officers have employment agreements with either the Company (the "Company Employment Agreements") or GTS (the "GTS Employment Agreements"). The Company reimburses GTS for payments made to Named Executive Officers under contracts with GTS. The Employment Agreements generally are each for a term of two to three years and include an automatic renewal provision unless either party provides notice of termination on or prior to 90 days thereof.

     Messrs. Magnus and Shearing have Company Employment Agreements. The following is a summary of the material terms of such agreements. Mr. Magnus' Company Employment Agreement was entered into by the parties on January 3, 1995 for an initial term ending December 31, 1996. The parties have agreed to extend the term for an indefinite period of time. Mr. Magnus' initial gross annual salary was BF4,080,000. He may also receive a yearly performance-based bonus of up to 30% of his base salary based at the discretion of the Company. Under the agreement, Mr. Magnus is entitled to the use of a company car. The agreement also provides that Mr. Magnus shall be granted an option to buy shares under the GTS-Hermes Plan under a separate stock option agreement.

     Mr. Shearing's Company Employment Agreement was entered into by the parties of November 1, 1995 for an undetermined period of time. Mr. Shearing's initial annual salary was BF2,800,000, which is net of all tax and social security contributions. He may also receive a yearly performance-based bonus of up to 10% of his base salary at the discretion of the Company. Furthermore, beginning in 1996, Mr. Shearing may receive an additional deferred bonus of up to 10% of his base salary, which will be payable on the third anniversary of the date such bonus is awarded, provided that Mr. Shearing is still employed by the Company on December 31, 1998. Mr. Shearing participates in the Company's pension plan and is provided with a company car.

     See "Certain Relationships and Related Transactions" for a description of the GTS Employment Agreements.

                        SECURITY OWNERSHIP OF PRINCIPAL
                          SHAREHOLDERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares of the Company, as of September 30, 1997, by each beneficial owner of 5% or more of the Ordinary Shares and by executive officers and directors of the Company as a group. Pursuant to a recent recapitalization, the Company issued 11,424 Ordinary Shares to Societe Nationale des Chemins de Fer Belges S.A. de Droit Public/Nationale Maatschappij der Belgische Spoorwegen N.V. Van Publiek Recht (the Belgian National Railway) ("SNCB/NMBS") and 4,365 Ordinary Shares to AB Swed Carrier (a wholly owned subsidiary of SJ, the Swedish National Railway).

                                                                             NUMBER OF
                                                                              SHARES     PERCENT
                                                                             ---------   -------
GTS-Hermes, Inc............................................................   150,632    79.09%
HIT Rail B.V.(1)...........................................................    24,047     12.63
SNCB/NMBS..................................................................    11,424      6.00
AB Swed Carrier............................................................     4,365      2.29
All directors and executive officers as a group(2).........................        --        --
                                                                             ---------
          Total............................................................   190,468
                                                                             ========

------------------------------
(1) The members of HIT Rail are Osterreichische Bundesbahnen, Societe Nationale des Chemins de Fer Belges, Danske Statsbaner, Societe Nationale des Chemins de Fer Francais, Deutsche Bundesbahn, Ente Ferrovie dello Stato, Nederlandse Spoorwegen, Red Nacional de los Ferrocarriles Espanoles, Statens Jarnvagar, Schweizerische Bundesbahnen and Racal-BRT.

(2) The Company intends to establish a stock option plan pursuant to which key officers and employees will be granted options to purchase Ordinary Shares of the Company. The Company expects that the number of Ordinary Shares of Hermes subject to the proposed plan will be approximately 13% of the total Ordinary Shares of Hermes issued and outstanding. See "Executive Compensation and Other Information -- GTS-Hermes 1994 Stock Option Plan."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     H.E.R. was formed on July 6, 1993 by HIT Rail, a consortium of eleven Western European railways. HIT Rail was incorporated in 1990 by these national railways to carry out telecommunications engineering activities in order to construct and exploit a data communications network for railway traffic. GTS-Hermes purchased a 34.4% interest in H.E.R. in 1994, increased its interest to 50% in 1995 and approximately 79% in 1997.

     GTS-Hermes is a wholly owned subsidiary of GTS. GTS is a U.S.-based provider of a broad range of telecommunications services to businesses, other telecommunications service providers and consumers in Russia and the Commonwealth of Independent States, Western and Central Europe and Asia. GTS is organized in the state of Delaware. At June 30, 1997, GTS had approximately 23.5 million shares of common stock outstanding and a stockholders' equity of $76.2 million.

     H.E.R. has formed a wholly owned subsidiary, Hermes Europe Railtel N.V., a company incorporated in Belgium in December 1996. The registered office of Hermes Europe Railtel N.V. is 1560 Hoeilaart, Terhulpsesteenweg 6A, Belgium. The authorized share capital is 2,500 shares (of which 2,499 shares are owned by the Company) and the share capital is fully subscribed and amounts to BF 2,500,000. Hermes Europe Railtel N.V. currently has no operations or revenue. Following the Offering, H.E.R. intends to transfer all or substantially all of its assets and liabilities (other than the Notes) to Hermes Europe Railtel N.V. After such transfer, the Company will be a holding company with limited assets and will operate its business through subsidiaries. As of the date hereof, the Company has only one subsidiary and expects to form one or more subsidiaries in the future.

H.E.R. RECAPITALIZATION

     H.E.R. has completed a recapitalization (the "H.E.R. Recapitalization"), wherein H.E.R. extended rights to subscribe to additional shares of H.E.R. to GTS-Hermes, HIT Rail and the eleven railways comprising the HIT Rail consortium. Pursuant thereto, GTS-Hermes and two of the eleven railways that comprise the HIT Rail consortium have exercised their subscription rights, while HIT Rail and the other nine railways have declined to exercise their subscription rights. H.E.R. has issued (i) 150,592 shares to GTS-Hermes in exchange for the conversion of loans and additional consideration,
(ii) 24,007 shares to HIT Rail in exchange for the conversion of loans, (iii) 11,424 shares to SNCB/NMBS and (iv) 4,365 shares to AB Swed Carrier (a wholly owned subsidiary of SJ, the Swedish national railway). As a result, GTS-Hermes owns approximately 79%, HIT Rail owns approximately 13%, SNCB/NMBS owns approximately 6% and AB Swed Carrier owns approximately 2% of the outstanding H.E.R. shares. Pursuant to the H.E.R. Recapitalization, H.E.R., GTS-Hermes, HIT Rail, SNCB/NMBS and AB Swed Carrier have executed a new Shareholders Agreement, the principal terms of which are set forth below.

     Under the new Shareholders Agreement, actions to be taken by shareholders will be adopted by a simple majority vote with the exception of certain actions which will require at least 85% of the votes cast: (i) purchase by H.E.R. of its own shares and any redemption thereof, (ii) exclusion of preemptive rights in the case of the issuance of new shares and the transfer of shares held by H.E.R., except in the event of a public listing of the shares or of new shares or of an offering of shares or options on new shares (warrants) to professional investors in order to obtain further funding, (iii) winding up or dissolution of H.E.R., (iv) any amendment to the articles of association other than those pertaining to increases in the authorized capital of H.E.R. or to convert H.E.R. into an N.V. ("Naamloze Vennootschap") to enable a public listing of shares or new shares, (v) any amendment to the scope of H.E.R.'s business, (vi) the declaration of dividends and (vii) the admission of new shareholders to the Shareholders Agreement. In addition, the Shareholders Agreement provides that
(a) if GTS-Hermes is the owner of as least 50% of the issued shares, then it will have the right to make a binding nomination for the appointment of half of the members of the Board of Supervisory Directors or (b) if GTS-Hermes is the owner of at least two-thirds of the issued shares, then it will have the right to make a binding nomination for the appointment of half of the members of the Board of Supervisory Directors plus one additional member. As long as HIT Rail is the owner of at least one share, HIT Rail will be entitled to make a binding nomination for the appointment of at least one member of the Supervisory Board. The Shareholders Agreement also provides that shareholders that are not GTS-Hermes and HIT Rail with a shareholding of at least 6.8% subject to adjustment in the discretion of the other shareholders will be entitled to make a binding nomination for the appointment of one member of the Board of Supervisory Directors. Shareholders other than GTS-Hermes who hold fewer than 6.8% of the issued share capital of H.E.R. will be entitled on a rotating basis to make one binding nomination for the appointment of a member of the Board of Supervisory Directors for two-year periods.

ARTICLES OF ASSOCIATION AND SHAREHOLDERS AGREEMENT

     Under the Articles of Association and the Shareholders Agreement between GTS-Hermes and HIT Rail, both GTS-Hermes and HIT Rail have preemptive rights in connection with issuances of ordinary shares and options on shares to be issued in proportion to the total nominal value of the shares held by each of them. Preemption rights can be exercised for four weeks after the date the notice of the offer is received by the shareholders.

     The Shareholders Agreement provides that the Company or its designated vendor will provide fiber capacity in its Network for use by the shareholders of the Company on fair commercial terms, use, quantity and price to be negotiated on a bilateral basis. In the Shareholders Agreement, HIT Rail has covenanted to
(i) use its best efforts to establish such commercial agreements between individual HIT Rail shareholders and the Company, to obtain rights of way from individual HIT Rail shareholders and to cooperate in obtaining such licenses as may advance the business of the Company, (ii) use its best efforts to ensure that the HIT Rail shareholders cooperate in obtaining such license in accordance with the business plan of the Company and as may be necessary or advisable in furtherance of the Company's business, (iii) will not, so long as both HIT Rail and GTS-Hermes are shareholders of the Company and for one year after HIT Rail ceases to be a shareholder, agree with any entity other than GTS-Hermes and the Company to assist or cooperate in the development of any pan-European telecommunications operator and (iv) use its best efforts to obtain on the Company's behalf such materials as may be required and arrange inspection visits of selected rights of way for the purpose of making initial cost estimates.

     The foregoing summary of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement.

SHAREHOLDER LEASES AND LOANS

     The Company currently leases dark fiber and facilities from, and has entered into a contract to construct portions of the initial five country network with, Telfort which is a subsidiary of Nederlandse Spoorwegen, a member of HIT Rail. As a result, Telfort is currently an indirect shareholder of the Company. The Company has also entered into a contracts with SNCB/NMBS for the provision of fiber and facilities for portions of the initial five country network. SNCB/NMBS is a member of HIT Rail and thus an indirect shareholder of the Company and is also a direct shareholder of H.E.R. As such, it is entitled to propose a nominee for appointment to the Board of Supervisory Directors of the Company.

     Lars Stig M. Larsson is currently a member of the Board of Supervisory Directors of the Company and is President and Director General of SJ, the Swedish State Railways, which is the parent company of AB Swedcarrier. AB Swedcarrier is both an indirect shareholder through HIT Rail and a direct shareholder of the Company.

     In January and February 1997, additional loans of ECU 6.4 million (approximately $7.5 million) were advanced to the Company by GTS-Hermes. In addition, loans of ECU 5.4 million (approximately $6.1 million) were advanced to the Company in February and April 1997 by individual members of the HIT Rail consortium. The loans were converted into equity as part of the H.E.R. Recapitalization.

GTS EMPLOYMENT AGREEMENTS

     Messrs. Loeber, Caccappolo and Rudy are parties to GTS Employment Agreements. Each GTS Employment Agreement provides the relevant Named Executive Officer with a salary, bonus and a standard company welfare benefits package as well as the use of an automobile, cost of living allowance, tax equalization and certain other fringe benefits. In addition, the GTS Employment Agreements include severance benefit provisions. Finally, the GTS Employment Agreements include noncompete and nonsolicitation clauses that cover the term of employment and twelve months thereafter. Under the GTS Agreements, each party employee is entitled to participate in the GTS-Hermes Plan. In addition, Mr. Loeber received a restricted stock award of 20,000 shares of GTS common stock.

                       DESCRIPTION OF THE EXCHANGE NOTES

     The Outstanding Notes were issued under an Indenture (the "Indenture") dated as of August 19, 1997 among the Company, GTS (with respect only to the provisions described under " -- Covenant of GTS") and The Bank of New York, as trustee (the "Trustee"). The Exchange Notes will be issued under the Indenture, which will be qualified under the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), upon the effectiveness of the Registration Statement of which this Prospectus is a part. The form and terms of the Exchange Notes are the same in all material respects as the form and terms of the Outstanding Notes, except that the Exchange Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting transfer thereof. Upon the consummation of the Exchange Offer, holders of Outstanding Notes will not be entitled to registration rights under, or the contingent increase in interest rate provided pursuant to, the Registration Rights Agreement. The Exchange Notes will evidence the same debt as the Outstanding Notes and will be treated as a single class under the Indenture with any Outstanding Notes that remain outstanding. The Outstanding Notes and Exchange Notes are herein collectively referred to as the "Notes."

     The following summary of certain provisions of the Indenture, the Escrow Agreement and the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act, and to all of the provisions of the Indenture, the Escrow Agreement and the Registration Rights Agreement, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act. Copies of the Indenture, the Escrow Agreement and the Registration Rights Agreement have been filed with the Commission as an Exhibit to the Registration Statement of which this Prospectus is part. The definitions of certain terms used in the following summary are set forth under "-- Certain Definitions." References in this "Description of the Exchange Notes" section to "the Company" mean only Hermes Europe Railtel B.V. and not any Subsidiary.

GENERAL

     The Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. The Company will initially appoint the Trustee to serve as registrar and principal paying agent under the Indenture at its offices at 101 Barclay Street, New York, New York 10286. The registrar, paying agents, and transfer agents (the "Registrar," "Paying Agents" and "Transfer Agents," respectively) are appointed in accordance with the Indenture and initially are as set forth on the inside back cover page hereof. No service charge will be made for any registration of transfer or exchange of the Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

RANKING

     The Notes will be general unsecured obligations of the Company and will rank senior in right of payment to all future Indebtedness of the Company that is, by its terms or by the terms of the agreement or instrument governing such Indebtedness, expressly subordinated in right of payment to the Notes and pari passu in right of payment with all existing and future unsecured liabilities of the Company that are not so subordinated.

     Following the Exchange Offer, the Company intends to transfer all or substantially all of its assets and liabilities (other than the Notes) to Subsidiaries. After such transfer, the Company will be a holding company with limited assets and will operate its business through Subsidiaries. Any right of the Company and its creditors, including holders of the Notes, to participate in the assets of any of the Company's Subsidiaries upon any liquidation or administration of any such Subsidiary will be subject to the prior claims of the creditors of such Subsidiary. The claims of creditors of the Company, including holders of the Notes, will be effectively subordinated to all existing and future third-party indebtedness and liabilities, including trade payables, of the Company's Subsidiaries. At June 30, after giving pro forma effect to the H.E.R. Recapitalization and the transfer of all or substantially all of the Company's assets and liabilities (other than the Notes) to Subsidiaries as described above, the Company's Subsidiaries would have had total liabilities of $10.0 million reflected on the Company's balance sheet. The Company and its Subsidiaries may incur other debt in the future, including secured debt.

     The Notes will not be entitled to any security, except as described under "-- Escrow Account" and will not be entitled to the benefit of any guarantees, except under the circumstances described under "-- Certain
Covenants -- Limitation on Issuances of Guarantees by Restricted Subsidiaries."

MATURITY, INTEREST AND PRINCIPAL OF THE NOTES

     The Notes will be limited to $265.0 million aggregate principal amount and will mature on August 15, 2007. The Notes will be payable at maturity at par, plus accrued and unpaid interest, if any. Cash interest on the Notes will accrue at the rate per annum set forth on the cover page of this Prospectus and will be payable semi-annually in arrears on each February 15 and August 15, commencing February 15, 1998, to the holders of record of Notes (the "Holders") at the close of business on February 1 and August 1, respectively, immediately preceding such interest payment date. Cash interest will accrue from the most recent interest payment date to which interest has been paid or, if no interest has been paid, from the Issue Date. Holders of the Exchange Notes will receive interest on February 15, 1998, from the date of initial issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Outstanding Notes from the later of (i) the most recent date to which interest has been paid thereon and (ii) the date of issuance of the Outstanding Notes, to the date of exchange thereof. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     The Luxembourg Stock Exchange will be informed of each change in the interest rate of the Notes on the date of such change. The Company will cause a copy of such notice to be published in a daily newspaper with general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

     Principal of, and interest on, the Notes will be payable, and the transfer of Notes will be registrable, at the office of the Trustee, and at the offices of the Paying Agents and Transfer Agents, respectively. Payments of such principal and premium, if any, will be made against surrender of Certificated Notes at the corporate trust office of the Paying Agent in New York City or, subject to any applicable laws and regulations, at the offices of the Paying Agent in Luxembourg by United States dollar check drawn on, or wire transfer to a United States dollar account maintained by the holder with, a bank located in New York City. Payments of any installment of interest on Certificated Notes will be made by a United States dollar check drawn on a bank in New York City mailed to the holder at such holder's registered address or (if arrangements satisfactory to the Company and the Paying Agents are made) by wire transfer to a dollar account maintained by the holder with a bank in New York City. For so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, the Company will maintain a Paying Agent and a Transfer Agent in Luxembourg.

     If a payment date is not a Business Day at a place of payment, payment may be made at that place on the next succeeding Business Day and no interest shall accrue for the intervening period.

     The Company may at any time deliver Notes to the Trustee for cancellation. Subject to the terms of the Indenture, the Company may not issue new Notes to replace Notes that it has paid or delivered to the Trustee for cancellation.

ADDITIONAL AMOUNTS

     All payments made by the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes imposed or levied by or on behalf of any Taxing Authority within the Netherlands, or within any other jurisdiction in which the Company is organized or engaged in business for tax purposes, unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is required to withhold or deduct any amount for or on account of Taxes imposed by a Taxing Authority within the Netherlands, or within any other jurisdiction in which the Company is organized or engaged in business for tax purposes, from any payment made under or with respect to the Notes, the Company will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of Notes (including Additional Amounts) after such withholding or deduction will equal the amount the holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to any Tax that would not have been imposed, payable or due
(i) but for the existence of any present or former connection between the holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such Notes) and the Netherlands or other jurisdiction in which the Company is organized or engaged in business for tax purposes other than the mere holding of the Notes; (ii) but for the failure to satisfy any certification, identification or other reporting requirements whether imposed by statute, treaty, regulation or administrative practice, provided that the Company has delivered a request to the holder to comply with such requirements at least 30 days prior to the date by which such compliance is required; (iii) if the presentation of Notes (where presentation is required) for payment has occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later; or (iv) if the beneficial owner of, or person ultimately entitled to obtain an interest in, such Notes had been the holder of the Notes and would not be entitled to the payment of Additional Amounts. In addition, Additional Amounts will not be payable with respect to any Tax which is payable otherwise than by withholding from payments of, or in respect of principal of, or any interest on, the Notes.

     Whenever in the Indenture or in this "Description of the Notes" there is mentioned, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or of any other amount payable under or with respect to any of the Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

ESCROW ACCOUNT

     Pursuant to the Indenture, the Company has purchased, pledged and transferred to the Trustee for the benefit of the holders of the Notes the Pledged Securities in such amount as will be sufficient upon scheduled interest and principal payments of such securities to provide for the payment in full of the first four scheduled interest payments on the Notes (excluding any Additional Amounts or Additional Interest). The Company has used approximately $56.5 million of the net proceeds of the Offering to acquire the Pledged Securities. The Pledged Securities have been pledged to the Trustee for the benefit of the Holders of the Notes and deposited into an escrow account (the "Escrow Account") held by the Escrow Agent for the benefit of the Trustee and the Holders in accordance with an escrow agreement entered into among the Company, The Bank of New York, as escrow agent (the "Escrow Agent") and the Trustee (the "Escrow Agreement"). The Escrow Agreement provides, among other things, that funds may be disbursed from the Escrow Account for interest payments on the Notes. The Escrow Agent has been instructed to cause any uninvested funds in the Escrow Account to be invested, pending disbursement, in Cash Equivalents. Interest earned on the Pledged Securities and any Cash Equivalents will be added to the Escrow Account.

     Under the Escrow Agreement, the Company granted to the Trustee, for the benefit of the Holders, a first priority and exclusive security interest in all funds and securities in the Escrow Account and the proceeds thereof (the "Escrow Collateral"). The Escrow Agreement provides that the Trustee may foreclose on the Escrow Collateral upon acceleration of the maturity of the Notes. Under the terms of the Indenture, the proceeds of the Escrow Collateral will be applied, first, to amounts owing to the Trustee in respect of fees and expenses of the Trustee, and second, to the Obligations of the Company to the Holders under the Notes and the Indenture. The ability of Holders to realize upon the Escrow Collateral may be subject to certain bankruptcy law limitations in the event of the bankruptcy of the Company.

     Upon payment in full of the first four scheduled interest payments (including any Additional Amounts or Additional Interest), if no Default has occurred and is continuing, the Escrow Collateral will be released to the Company.

OPTIONAL REDEMPTION

     The Notes will be redeemable at the option of the Company, in whole or in part, at any time or from time to time on or after August 15, 2002, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's registered address, at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the date of redemption, if redeemed during the 12-month period beginning on August 15 of the years indicated below:

                                                                        REDEMPTION
                                       YEAR                               PRICE
            ----------------------------------------------------------  ----------
            2002......................................................    105.750%
            2003......................................................    103.833%
            2004......................................................    101.917%
            2005 and thereafter.......................................    100.000%

  REDEMPTION UPON PUBLIC EQUITY OFFERING OR STRATEGIC EQUITY INVESTMENT

     At any time or from time to time prior to August 15, 2000, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's registered address, the Company may redeem Notes at a redemption price equal to 111.5% of the principal amount of the Notes so redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption with the net cash proceeds of one or more Public Equity Offerings or Strategic Equity Investments resulting in aggregate gross cash proceeds to the Company of at least $75.0 million; provided, however, that at least two-thirds of the principal amount of Notes originally issued would remain outstanding immediately after giving effect to any such redemption (excluding any Notes owned by the Company or any of its Affiliates) (it being understood that the foregoing shall not apply to proceeds received in connection with the GTS Contribution). Notice of any such redemption must be given within 60 days after the date of a Public Equity Offering or Strategic Equity Investment resulting in gross cash proceeds to the Company, when aggregated with all prior Public Equity Offerings and Strategic Equity Investments, of at least $75.0 million.

  REDEMPTION FOR CHANGES IN WITHHOLDING TAXES

     The Company may, at any time, at its option, redeem all (but not less than all) of the Notes then outstanding at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, if the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of change in law (including any regulations promulgated thereunder) or in the interpretation or administration thereof, if such change is announced and becomes effective on or after the Issue Date.

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, however, that if a partial redemption is made pursuant to the provisions described in the second paragraph under "-- Optional Redemption," selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the date of redemption to each Holder of Notes to be redeemed at its registered address. The Company will cause a copy of such notice to be published in a daily newspaper with general circulation in Luxembourg (which is expected to be the Luxembourger Wort). If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agents in New York and Luxembourg for the Notes funds in satisfaction of the redemption price pursuant to the Indenture.

CHANGE OF CONTROL

     Following the occurrence of a Change of Control (the date of such occurrence being the "Change of Control Date"), the Company shall notify the Holders of such occurrence in the manner prescribed by the Indenture and shall, within 30 days after the Change of Control Date, make an Offer to Purchase all Notes then outstanding at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Purchase Date. The Company will cause a copy of such notice to be published in a daily newspaper with general circulation in Luxembourg (which is expected to be the Luxembourger Wort). The Company's obligations may be satisfied if a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase made by the Company and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase.

     If an Offer to Purchase is made, there can be no assurance that the Company will have available funds sufficient to pay for all of the Notes that might be tendered by Holders seeking to accept the Offer to Purchase. If the Company fails to purchase all of the Notes tendered for purchase upon the occurrence of a Change of Control, such failure will constitute an Event of Default. See
"-- Events of Default" and "-- Risk Factors -- Change of Control."

     If the Company makes an Offer to Purchase, the Company will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable Federal or state securities laws and regulations and any applicable requirements of any securities exchange on which the Notes are listed, and any violation of the provisions of the Indenture relating to such Offer to Purchase occurring as a result of such compliance shall not be deemed a Default.

CERTAIN COVENANTS

     Limitation on Restricted Payments. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly,

          (i) declare or pay any dividend or any other distribution on any Equity Interests of the Company or any Restricted Subsidiary or make any payment or distribution to the direct or indirect holders of Equity Interests of the Company or any Restricted Subsidiary (other than any dividends, distributions and payments made to the Company or any Restricted Subsidiary and dividends or distributions payable to any Person solely in Qualified Equity Interests or in options, warrants or other rights to purchase Qualified Equity Interests);

          (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Restricted Subsidiary (other than any such Equity Interests owned by the Company or any Restricted Subsidiary);

          (iii) purchase, redeem, defease or retire for value, or make any principal payment on, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than any Subordinated Indebtedness held by any Restricted Subsidiary); or

          (iv) make any Investment (other than Permitted Investments)

     (any of the foregoing, a "Restricted Payment"), unless

          (a) no Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment;

          (b) immediately after giving effect to such Restricted Payment, the Company would be able to Incur $1.00 of additional Indebtedness under the first paragraph of "-- Limitation on Incurrence of Indebtedness"; and

          (c) immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments (including the Fair Market Value of any non-cash Restricted Payment) declared or made on or after the Issue Date (excluding any Restricted Payment described in clauses (ii),
     (iii) or (iv) of the next paragraph) does not exceed an amount equal to the sum of the following (the "Basket"):

             (1) (x) the Cumulative Operating Cash Flow determined at the time of such Restricted Payment less (y) 150% of cumulative Consolidated Interest Expense determined for the period

        (treated as one accounting period) commencing on the Issue Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of such Restricted Payment for which consolidated financial information of the Company is required to be available, plus

             (2) the aggregate net cash proceeds received by the Company either
        (x) as capital contributions to the Company after the Issue Date or (y) from the issue and sale (other than to a Subsidiary) of Qualified Equity Interests after the Issue Date (other than any issuance and sale of Qualified Equity Interests financed, directly or indirectly, using funds
        (I) borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid or (II) contributed, extended, guaranteed or advanced by the Company or any Subsidiary (including, without limitation, in respect of any employee stock ownership or benefit plan)), plus

             (3) the aggregate amount by which Indebtedness (other than any Subordinated Indebtedness) of the Company or any Restricted Subsidiary is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date into Qualified Equity Interests (less the amount of any cash, or the fair value of property, distributed by the Company or any Restricted Subsidiary upon such conversion or exchange), plus

             (4) in the case of the disposition or repayment of any Investment that was treated as a Restricted Payment made after the Issue Date, an amount (to the extent not included in the computation of Cumulative Operating Cash Flow) equal to the lesser of: (x) the return of capital with respect to such Investment and (y) the amount of such Investment that was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment and net of taxes, plus

             (5) so long as the Designation thereof was treated as a Restricted Payment made after the Issue Date, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date in accordance with "-- Designation of Unrestricted Subsidiaries," the Company's proportionate interest in an amount equal to the excess of (x) the total assets of such Subsidiary, valued on an aggregate basis at the lesser of book value and Fair Market Value, over
        (y) the total liabilities of such Subsidiary, determined in accordance with GAAP (and provided that such amount shall not in any case exceed the Designation Amount with respect to such Restricted Subsidiary upon its Designation), minus

             (6) with respect to each Subsidiary of the Company which has been designated as an Unrestricted Subsidiary after the Issue Date in accordance with "-- Designation of Unrestricted Subsidiaries," the greater of (x) $0 and (y) the Designation Amount thereof (measured as of the Date of Designation).

     Notwithstanding the foregoing, the GTS Contribution shall not be taken into account in calculating the Basket.

     The foregoing provisions will not prevent (i) the payment of any dividend or distribution on, or redemption of, Equity Interests within 60 days after the date of declaration of such dividend or distribution or the giving of formal notice of such redemption, if at the date of such declaration or giving of formal notice such payment or redemption would comply with the provisions of the Indenture; (ii) the purchase, redemption, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent (A) common equity capital contribution to the Company from any Person (other than a Subsidiary) or (B) issue and sale (other than to a Subsidiary) of, Qualified Equity Interests; (iii) any Investment to the extent that the consideration therefor consists of the net proceeds of the substantially concurrent issue and sale (other than to a Subsidiary) of Qualified Equity Interests; (iv) the purchase, redemption, retirement, defeasance or other acquisition of Subordinated Indebtedness made in exchange for, or out of the net cash proceeds of, a substantially concurrent issue and sale (other than to a Subsidiary) of, (x) Qualified Equity Interests or (y) other Subordinated Indebtedness having no stated maturity for the payment of principal thereof prior to the Maturity Date; or (v) any Investment in any Person principally engaged in a Telecommunications Business; provided, however, that Investments pursuant to this clause (v) shall not exceed $25.0 million in the aggregate at any time outstanding; provided, further, however, that in the case of each of clauses (ii), (iii), (iv) and (v), no Default shall have occurred and be continuing or would arise therefrom.

     Limitation on Incurrence of Indebtedness. (a) The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness; provided, however, that the Company may Incur Indebtedness if, at the time of such Incurrence, the Debt to Annualized Operating Cash Flow Ratio would be less than or equal to 6.0 to 1.0.

          (b) The foregoing limitations of paragraph (a) of this covenant will not apply to any of the following, each of which shall be given independent effect:

             (i) the Notes and the Exchange Notes, and Permitted Refinancings thereof;

             (ii) Indebtedness of the Company or any Restricted Subsidiary to the extent outstanding on the date of the Indenture, and Permitted Refinancings thereof;

             (iii) Indebtedness of the Company or Qualified Subsidiary Indebtedness, in each case, to the extent that the proceeds of or credit support provided by such Indebtedness is used to finance the cost (including the cost of design, development, construction, installation or integration) of network assets, equipment or inventory acquired by the Company or a Restricted Subsidiary after the Issue Date, and Permitted Refinancings thereof;

             (iv) (1) Indebtedness of the Company or Qualified Subsidiary Indebtedness, in each case, to the extent that the proceeds of or credit support provided by such Indebtedness is used to finance a Telecommunications Acquisition, or working capital for, or to finance the construction of, the business or network acquired and (2) Acquired Indebtedness, and, in each case, Permitted Refinancings thereof, but in each case only to the extent that (x) the aggregate amount of Indebtedness outstanding of the Company and the Restricted Subsidiaries after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom does not exceed the product of 2.0 and the Share Capital of the Company at the date of Incurrence of such Indebtedness or (y) the aggregate amount of such Indebtedness or Acquired Indebtedness, together with all Indebtedness of the Person, if any, that is to become a Restricted Subsidiary or be merged or consolidated with or into the Company or any Restricted Subsidiary in the contemplated transaction outstanding at the time of such transaction (whether or not Incurred in connection with, or in contemplation of, such transaction), does not exceed the net sum of the plant, property and equipment set forth on the Latest Balance Sheet of such Person;

             (v) (1) Indebtedness of any Restricted Subsidiary owed to and held by the Company or any Restricted Subsidiary and (2) Indebtedness of the Company owed to and held by any Restricted Subsidiary which is unsecured and subordinated in right of payment to the payment and performance of the Company's obligations under the Notes; provided, however, that an Incurrence of Indebtedness that is not permitted by this clause (v) shall be deemed to have occurred upon (x) any sale or other disposition of any Indebtedness of the Company or any Restricted Subsidiary referred to in this clause (v) to any Person other than the Company or any Restricted Subsidiary or (y) any Restricted Subsidiary that holds Indebtedness of the Company or another Restricted Subsidiary ceasing to be a Restricted Subsidiary;

             (vi) Interest Rate Protection Obligations of the Company or any Restricted Subsidiary relating to Indebtedness of the Company or such Restricted Subsidiary, as the case may be (which Indebtedness (x) bears interest at fluctuating interest rates and (y) is otherwise permitted to be Incurred under this covenant); provided, however, that the notional principal amount of such Interest Rate Protection Obligations does not exceed the principal amount of the Indebtedness to which such Interest Rate Protection Obligations relate;

             (vii) Indebtedness of the Company or any Restricted Subsidiary under Currency Agreements to the extent relating to (x) Indebtedness of the Company or such Restricted Subsidiary, as the case may be, and/or
        (y) obligations to purchase assets, properties or services incurred in the ordinary course of business of the Company or such Restricted Subsidiary, as the case may be; provided, however, that such Currency Agreements do not increase the Indebtedness or other obligations of the Company and the Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities or compensation payable thereunder;

             (viii) Indebtedness of the Company and/or any Restricted Subsidiary in respect of performance bonds of the Company or any Restricted Subsidiary or surety bonds provided by the Company or any Restricted Subsidiary incurred in the ordinary course of business and on ordinary business terms in connection with the construction or operation of a Telecommunications Business; and

             (ix) in addition to the items referred to in clauses (i) through
        (viii) above, Indebtedness of the Company or Qualified Subsidiary Indebtedness in an aggregate amount not to exceed $15.0 million at any time outstanding.

          (c) For purposes of determining any particular amount of Indebtedness under this covenant, guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included; provided, however, that the foregoing shall not in any way be deemed to limit the provisions of "-- Limitation on Issuances of Guarantees by Restricted Subsidiaries."

          (d) For purposes of determining compliance with this covenant, in the event that an item of Indebtedness may be Incurred through the first paragraph of this covenant or by meeting the criteria of one or more of the types of Indebtedness described in the second paragraph of this covenant (or the definitions of the terms used therein), the Company, in its sole discretion, may, at the time of such Incurrence, (i) classify such item of Indebtedness under and comply with either of such paragraphs (or any of such definitions), as applicable, (ii) classify and divide such item of Indebtedness into more than one of such paragraphs (or definitions), as applicable, and (iii) elect to comply with such paragraphs (or definitions), as applicable, in any order.

     Limitation on Restrictions Affecting Restricted Subsidiaries. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to
(x) pay dividends or make any other distributions to the Company or any other Restricted Subsidiary on its Equity Interests or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (y) make loans or advances to, or guarantee any Indebtedness or other obligations of, the Company or any other Restricted Subsidiary or (z) transfer any of its properties or assets to the Company or any other Restricted Subsidiary.

     The foregoing shall not prohibit (a) any encumbrance or restriction existing under or by reason of any agreement in effect on the Issue Date, as any such agreement is in effect on such date or as thereafter amended or supplemented but only if such encumbrance or restriction is no more restrictive than in the agreement being amended; (b) customary provisions contained in an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary; provided, however, that (x) such encumbrance or restriction is applicable only to such Restricted Subsidiary or assets and (y) such sale or disposition is made in accordance with "-- Limitation on Asset Sales"; (c) any encumbrance or restriction existing under or by reason of applicable law; (d) customary provisions restricting subletting or assignment of any lease governing any leasehold interest of any Restricted Subsidiary; (e) covenants in purchase money obligations for property acquired in the ordinary course of business restricting transfer of such property; (f) covenants in security agreements securing Indebtedness of a Restricted Subsidiary (to the extent that such Liens were otherwise incurred in accordance with "-- Limitation on Liens") that restrict the transfer of property subject to such agreements; (g) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition, which encumbrance or restriction (x) is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the properties or assets of the Person so acquired, and (y) is not incurred in connection with or in contemplation of such acquisition; or (h) contained in any agreement entered into after the Issue Date, so long as such encumbrance or restriction is not materially more disadvantageous to the Holders than the encumbrances and restrictions in existence at the Issue Date.

     Designation of Unrestricted Subsidiaries. (a) The Company may designate any Subsidiary of the Company as an "Unrestricted Subsidiary" under the Indenture (a "Designation") only if:

          (i) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

          (ii) at the time of and after giving effect to such Designation, the Company could Incur $1.00 of additional Indebtedness under the first paragraph of "-- Limitation on Incurrence of Indebtedness"; and

          (iii) the Company would be permitted to make an Investment (other than a Permitted Investment) at the time of Designation (assuming the effectiveness of such Designation) pursuant to the first paragraph of "-- Limitation on Restricted Payments" in an amount (the "Designation Amount") equal to the Fair Market Value of the Company's proportionate interest in the net worth of such Subsidiary on such date calculated in accordance with GAAP.

     All Subsidiaries of Unrestricted Subsidiaries shall be Unrestricted Subsidiaries.

     The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, at any time (x) provide credit support for, subject any of its properties or assets (other than the Equity Interests of any Unrestricted Subsidiary) to the satisfaction of, or guarantee, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness), (y) be liable for any Indebtedness of any Unrestricted Subsidiary or (z) be liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary.

     (b) The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") only if:

          (i) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation;

          (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture; and

          (iii) any transaction (or series of related transactions) between such Subsidiary and any of its Affiliates that occurred while such Subsidiary was an Unrestricted Subsidiary would be permitted by "-- Limitation on Transactions with Affiliates" as if such transaction (or series of related transactions) had occurred at the time of such Revocation (after giving effect to any modification to such transaction (or series of related transactions) effective at such time).

     All Designations and Revocations must be evidenced by resolutions of the Board of Directors of the Company, delivered to the Trustee certifying compliance with the foregoing provisions.

     Limitation on Liens. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur any Lien (other than any Permitted Lien) of any kind against or upon any of their respective properties or assets now owned or hereafter acquired, or any proceeds, income or profits therefrom, unless contemporaneously therewith or prior thereto, (i) in the case of any Lien securing an obligation that ranks pari passu with the Notes, effective provision is made to secure the Notes equally and ratably with or prior to such obligation with a Lien on the same collateral and (ii) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes, effective provision is made to secure the Notes with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien.

     Limitation on Asset Sales. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, make any Asset Sale, unless (x) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of and (y) at least 75% of such consideration consists of

(i) cash or Cash Equivalents, (ii) Replacement Assets, (iii) publicly traded Equity Interests of a Person who is engaged primarily in a Telecommunications Business; provided, however, that the Company or such Restricted Subsidiary shall sell (a "Monetization Sale"), for cash or Cash Equivalents, such Equity Interests to a third Person (other than to the Company or a Subsidiary thereof) at a price not less than the Fair Market Value thereof within 365 days of the consummation of such Asset Sale, or (iv) any combination of the foregoing clauses (i) through (iii). The amount of any (x) Indebtedness (other than any Subordinated Indebtedness) of the Company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Sale and from which the Company and the Restricted Subsidiaries are fully released shall be deemed to be cash for purposes of determining the percentage of cash consideration received by the Company or such Restricted Subsidiary and (y) notes or other similar obligations received by the Company or any Restricted Subsidiary from such transferee that are immediately converted, sold or exchanged (or are converted, sold or exchanged within 365 days of the related Asset Sale) by the Company or any Restricted Subsidiary into cash shall be deemed to be cash, in an amount equal to the net cash proceeds realized upon such conversion, sale or exchange for purposes of determining the percentage of cash consideration received by the Company or such Restricted Subsidiary. Any Net Cash Proceeds from any Asset Sale or any Monetization Sale that are not invested in Replacement Assets or used to repay and permanently reduce the commitments under Indebtedness of any Restricted Subsidiary within 365 days of the consummation of such Asset Sale or Monetization Sale shall constitute "Excess Proceeds" subject to disposition as provided below.

     Within 40 days after the aggregate amount of Excess Proceeds equals or exceeds $10.0 million, the Company shall make an Offer to Purchase, from all Holders, that aggregate principal amount of Notes as can be purchased with the Note Portion of Excess Proceeds at a price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to any purchase date. To the extent that the aggregate amount of principal and accrued interest of Notes validly tendered and not withdrawn pursuant to an Offer to Purchase is less than the Excess Proceeds, the Company may use such surplus for general corporate purposes. If the aggregate amount of principal and accrued interest of Notes validly tendered and not withdrawn by Holders thereof exceeds the amount of Notes that can be purchased with the Note Portion of Excess Proceeds, Notes to be purchased will be selected pro rata based on the aggregate principal amount of Notes tendered by each Holder. Upon completion of an Offer to Purchase, the amount of Excess Proceeds with respect to the applicable Asset Sale or Monetization Sale shall be reset to zero.

     In the event that any other Indebtedness of the Company that ranks pari passu with the Notes (the "Other Debt") requires an offer to purchase to be made to repurchase such Other Debt upon the consummation of an Asset Sale, the Company may apply the Excess Proceeds otherwise required to be applied to an Offer to Purchase to offer to purchase such Other Debt and to an Offer to Purchase so long as the amount of such Excess Proceeds applied to purchase the Notes is not less than the Note Portion of Excess Proceeds. With respect to any Excess Proceeds, the Company shall make the Offer to Purchase in respect thereof at the same time as the analogous offer to purchase is made pursuant to any Other Debt and the Purchase Date in respect thereof shall be the same as the purchase date in respect thereof pursuant to any Other Debt.

     For purposes of this covenant, "Note Portion of Excess Proceeds" means (1) if no Other Debt is being offered to be purchased, the amount of the Excess Proceeds and (2) if Other Debt is being offered to be purchased, the amount of the Excess Proceeds equal to the product of (x) the Excess Proceeds and (y) a fraction the numerator of which is the aggregate amount of all Notes tendered pursuant to the Offer to Purchase related to such Excess Proceeds (the "Note Amount") and the denominator of which is the sum of the Note Amount and the aggregate amount as of the relevant purchase date of all Other Debt tendered and purchased pursuant to a concurrent offer to purchase such Other Debt made at the time of such Offer to Purchase.

     In the event that the Company makes an Offer to Purchase the Notes, the Company shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act, and any violation of the provisions of the Indenture relating to such Offer to Purchase occurring as a result of such compliance shall not be deemed a Default or an Event of Default.

     Limitation on Transactions with Affiliates. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into any transaction or series of related transactions with or for the benefit of any Affiliate, any holder of 5% or more of any class of Equity Interests or any officer, director or employee of the Company or any Restricted Subsidiary (each, an "Affiliate Transaction"), unless such Affiliate Transaction is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than could reasonably be obtained at such time in a comparable transaction with an unaffiliated third party. For any such transaction that involves value in excess of $5.0 million, the Company shall deliver to the Trustee an Officers' Certificate stating that a majority of the Disinterested Directors has determined that the transaction satisfies the above criteria and shall evidence such a determination by a Board Resolution delivered to the Trustee. For any such transaction that involves value in excess of $12.5 million, the Company shall also obtain a written opinion from an Independent Financial Advisor to the effect that such transaction is fair, from a financial point of view, to the Company or such Restricted Subsidiary, as the case may be.

     Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to (i) transactions between or among the Company and one or more Restricted Subsidiaries or between or among Restricted Subsidiaries; (ii) customary directors' fees, indemnification and similar arrangements, employee salaries, bonuses or employment agreements, compensation or employee benefit arrangements and incentive arrangements with any officer, director or employee of the Company or any Restricted Subsidiary entered into in the ordinary course of business (including customary benefits thereunder); (iii) transactions pursuant to agreements in effect on the Issue Date, as such agreements are in effect on the Issue Date or as thereafter amended or supplemented in a manner not adverse to the Holders; (iv) loans and advances to officers, directors and employees of the Company or any Restricted Subsidiary for travel, entertainment, moving and other relocation expenses, in each case made in the ordinary course of business and consistent with past business practices; (v) any transaction between the Company or any Restricted Subsidiary, on the one hand, and any Affiliate of the Company engaged primarily in a Telecommunications Business, on the other hand, (x) in the ordinary course of business and consistent with commercially reasonable practices or (y) approved by a majority of the Disinterested Directors; (vi) any payment pursuant to any tax sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes; provided that such payment is not greater than that which the Company would be required to pay as a stand-alone taxpayer; (vii) the pledge of Equity Interests of Unrestricted Subsidiaries to support the Indebtedness thereof; and (viii) payment of dividends in respect of Equity Interests of the Company or any Restricted Subsidiary permitted under the covenant described under "-- Limitation on Restricted Payments."

     Limitation on Issuances of Guarantees by Restricted Subsidiaries. The Company shall not cause or permit any Restricted Subsidiary, directly or indirectly, to guarantee any Indebtedness of the Company ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture pursuant to which such Restricted Subsidiary guarantees (a "Subsidiary Guarantee") all of the Company's obligations under the Notes and the Indenture and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

     Any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Equity Interests of the Company or any Restricted Subsidiary in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is made in accordance with the Indenture) or (ii) the release or discharge of the guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such guarantee.

     Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries. The Company shall not sell, and shall not cause or permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any Equity Interests of a Restricted Subsidiary, except (i) to the Company or a Wholly Owned Restricted Subsidiary; (ii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary; or (iii) in the case of issuance of Equity Interests by a non-Wholly Owned Restricted Subsidiary if, after giving effect to such issuance, the Company maintains its direct or indirect percentage of beneficial and economic ownership of such non-Wholly Owned Restricted Subsidiary.

     Merger, Sale of Assets, etc. The Company shall not consolidate with or merge with or into (whether or not the Company is the Surviving Person) any other Person and the Company shall not, and shall not cause or permit any Restricted Subsidiary to, sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the property and assets of the Company and the Restricted Subsidiaries, taken as a whole, to any Person or Persons (other than any Restricted Subsidiary), in each case, in a single transaction or series of related transactions, unless: (i) either (x) the Company shall be the Surviving Person or (y) the Surviving Person (if other than the Company) shall be a corporation organized and validly existing under the laws of The Netherlands, the United States of America or any State thereof or the District of Columbia, and shall, in any such case, expressly assume by a supplemental indenture, the due and punctual payment of the principal of and interest on the Notes and the performance and observance of every covenant of the Indenture, the Escrow Agreement and the Registration Rights Agreement to be performed or observed on the part of the Company; (ii) immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction, the Surviving Person (as the Company) could Incur at least $1.00 of additional Indebtedness under the first paragraph of "-- Limitation on Incurrence of Indebtedness."

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all the properties and assets of one or more Restricted Subsidiaries the Equity Interests of which constitute all or substantially all the properties and assets of the Company shall be deemed to be the transfer of all or substantially all the properties and assets of the Company.

     In the event of any transaction (other than a lease) described in and complying with the conditions listed in the first paragraph of this covenant in which the Company is not the Surviving Person and the Surviving Person is to assume all the Obligations of the Company under the Notes, the Indenture, the Escrow Agreement and the Registration Rights Agreement pursuant to a supplemental indenture, such Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company and the Company shall be discharged from its Obligations under the Notes, the Indenture, the Escrow Agreement and the Registration Rights Agreement.

     Provision of Financial Information. Whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, the Company shall file with the SEC (if permitted by SEC practice and applicable law and regulations) the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to such Section 13(a) or 15(d) or any successor provision thereto if the Company were so required, such documents to be filed with the SEC on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so required; provided, however, that until the Company is subject to Section 13(a) or Section 15(d) of the Exchange Act or any successor provisions thereto, the Required Filing Dates for such quarterly reports shall be 75 days following the end of the applicable fiscal quarter. The Company shall also in any event (a) within 15 days of each Required Filing Date (whether or not permitted or required to be filed with the SEC but subject to the proviso in the previous sentence) (i) transmit (or cause to be transmitted) by mail to all Holders, as their names and addresses appear in the Note register, without cost to such Holders, and (ii) file with the Trustee, copies of the annual reports, quarterly reports and other documents which the Company is required to file with the SEC pursuant to the preceding sentence, or, if such filing is not so permitted, information and data of a similar nature, and (b) if, notwithstanding the preceding sentence, filing such documents by the Company with the SEC is not permitted by SEC practice or applicable law or regulations, promptly upon written request supply copies of such documents to any Holder. In addition, for so long as any Notes remain outstanding, the Company will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, and, to any beneficial holder of Notes, if not obtainable from the SEC, information of the type that would be filed with the SEC pursuant to the foregoing provisions, upon the request of any such holder.

COVENANT OF GTS

     GTS has consummated the GTS Contribution. This obligation of GTS constitutes "Senior Indebtedness" under that certain indenture noted as of July 14, 1997 between GTS and The Bank of New York relating to GTS' Senior Subordinated Convertible Bonds due 2000, and is incurred pursuant to clause (c) of the second paragraph of the "Limitation on Indebtedness" covenant.

EVENTS OF DEFAULT

     The occurrence of any of the following will be defined as an "Event of Default" under the Indenture: (a) failure to pay principal of any Note when due;
(b) failure to pay any interest on any Note when due, continued for 30 days or more; (c) failure to pay on the Purchase Date the Purchase Price for any Note validly tendered pursuant to any Offer to Purchase; (d) failure to perform or comply with any of the provisions described under "-- Certain
Covenants -- Merger, Sale of Assets, etc."; (e) failure to perform any other covenant, warranty or agreement of the Company under the Indenture or the Escrow Agreement or in the Notes continued for 30 days or more after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Notes; (f) there shall be, with respect to any issue or issues of Indebtedness of the Company or any Restricted Subsidiary having an outstanding principal amount of $10.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (x) an event of default that has caused the holders thereof (or their representative) (I) to declare such Indebtedness to be due and payable prior to its scheduled maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 45 days following such acceleration and/or (II) to commence judicial proceeding to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the property or assets securing such Indebtedness and/or (y) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 45 days of such payment default;
(g) the rendering of a final judgment or judgments against the Company or any Restricted Subsidiary in an amount of $10.0 million or more which remains undischarged or unstayed for a period of 60 consecutive days; (h) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Significant Restricted Subsidiary; or (i) the Company shall challenge the Lien on the Escrow Collateral under the Escrow Agreement prior to such time as the Escrow Collateral is to be released to the Company, or the Escrow Collateral shall become subject to any Lien other than the Lien under the Escrow Agreement.

     If an Event of Default with respect to the Notes (other than an Event of Default with respect to the Company described in clause (h) of the preceding paragraph) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by notice in writing to the Company may declare the unpaid principal of and accrued interest to the date of acceleration on all the outstanding Notes to be due and payable immediately and, upon any such declaration, such principal amount and accrued interest, notwithstanding anything contained in the Indenture or the Notes to the contrary, will become immediately due and payable; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event or Default specified in clause (h) of the preceding paragraph with respect to the Company occurs under the

Indenture, the Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     The Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default with respect to the Notes, give the Holders notice of all uncured Defaults thereunder known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the Notes or a Default or Event of Default in complying with "-- Certain Covenants -- Merger, Sale of Assets, etc.," the Trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders.

     No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless the Trustee (i) shall have failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% in aggregate principal amount of Notes outstanding, (ii) shall have been offered indemnity reasonably satisfactory to it and (iii) shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request. However, such limitations do not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest on such Note on or after the due date therefor (after giving effect to the grace period specified in clause(b) of the first paragraph of this "-- Events of Default" section).

     The Company will be required to furnish to the Trustee after the end of each fiscal year a statement as to the performance by it of certain of its obligations under the Indenture and as to any default in such performance.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, INCORPORATOR AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company or any of its Affiliates, as such, shall have any liability for any obligations of the Company or any of its Affiliates under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

     The Company may terminate its substantive obligations in respect of the Notes by delivering all outstanding Notes to the Trustee for cancellation and paying all sums payable by it on account of principal of, premium, if any, and interest on all Notes or otherwise. In addition to the foregoing, the Company may terminate the applicability of the covenants under "-- Certain Covenants" and "-- Change of Control" or any Event of Default under clause (e) of "-- Events of Default" by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining indebtedness on such Notes at maturity or upon earlier redemption; (ii) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations; (iii) delivering to the Trustee an Opinion of Counsel to the effect that the Company's exercise of its option under this paragraph will not result in any of the Company, the Trustee or the trust created by the Company's deposit of funds pursuant to this provision becoming or being deemed to be an "investment company" under the United States Investment Company Act of 1940, as amended (the "Investment Act"); and (iv) complying with certain other requirements set forth in the Indenture. In addition, the Company may, provided that no Default has occurred and is continuing or would arise therefrom (or, with respect to a Default specified in clause (h) of "-- Events of Default," occurs at any time on or prior to the 91st calendar day after the date of the deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day)) under the Indenture, terminate all of its substantive obligations in respect of the Notes (including its obligations to pay the principal of and interest on such Notes) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining Indebtedness on such Notes at maturity or upon earlier redemption;
(ii) delivering to the Trustee either a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations or an Opinion of Counsel addressed to the Trustee based upon such a ruling or based on a change in the applicable federal tax law since the date of the Indenture, to such effect; (iii) delivering to the Trustee an Opinion of Counsel to the effect that the Company's exercise of its option under this paragraph will not result in any of the Company, such Trustee or the relevant trust created by the Company's deposit of funds pursuant to this provision becoming or being deemed to be an "investment company" under the Investment Act; and (iv) complying with certain other requirements set forth in the Indenture.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Notes (including consents obtained in connection with a tender offer or exchange offer for such Notes); provided, however, that no such modification or amendment to the Indenture may, without the consent of the Holder of each Note affected thereby, (a) change the maturity of the principal of any such Note; (b) alter the optional redemption or repurchase provisions of any such Note or the Indenture in a manner adverse to the Holders of such Notes;
(c) reduce the principal amount of any such Note; (d) reduce the rate of or extend the time for payment of interest on any such Note; (e) change the place or currency of payment of principal of or interest on any such Note; (f) modify any provisions of the Indenture relating to the waiver of past defaults (other than to add sections of the Indenture or the Notes subject thereto) or the right of the Holders of Notes to institute suit for the enforcement of any payment on or with respect to any such Note in respect thereof or the modification and amendment provisions of the Indenture and such Notes (other than to add sections of the Indenture or such Notes which may not be amended, supplemented or waived without the consent of each Holder therein affected); (g) reduce the percentage of the principal amount of outstanding Notes necessary for amendment to or waiver of compliance with any provision of the Indenture or the Notes or for waiver of any Default in respect thereof; (h) waive a default in the payment of principal of, interest on, or redemption payment with respect to, such Note (except a rescission of acceleration of the relevant Notes by the Holders thereof as provided in the Indenture and a waiver of the payment default that resulted from such acceleration); (i) modify the ranking or priority of any such Note; (j) modify the provisions of any covenant (or the related definitions) in the Indenture requiring the Company to make an Offer to Purchase in a manner materially adverse to the Holders of Notes affected thereby; or (k) modify the provisions of the Escrow Agreement or the Indenture relating to the Escrow Collateral in any manner adverse to the Holders or release any of the Escrow Collateral from the Lien under the Escrow Agreement or permit any other obligation to be secured by the Escrow Collateral.

     The Holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all Holders, may waive compliance by the Company with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Notes, on behalf of all Holders, may waive any past default under the Indenture (including any such waiver obtained in connection with a tender offer or exchange offer for such Notes), except a default in the payment of principal or interest or a default arising from failure to purchase any Notes tendered pursuant to an Offer to Purchase pursuant thereto, or a default in respect of a provision that under the Indenture cannot be modified or amended without the consent of the Holder of each Note that is affected.

GOVERNING LAW

     The Indenture and the Notes will be governed by the laws of the State of New York without regard to principles of conflicts of laws.

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

THE TRUSTEE

     Except during the continuance of a Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of a Default under the Indenture, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company or any other obligor upon the Notes, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as the Notes or otherwise. The Trustee is permitted to engage in other transactions with the Company or an Affiliate of the Company; provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

LISTING

     Application has been made to list the Notes on the Luxembourg Stock Exchange. The legal notice relating to the issue of the Notes and the Articles of Association of the Company will be registered prior to the listing with the Registrar of the District Court in Luxembourg, where such documents are available for inspection and where copies thereof can be obtained upon request. As long as the Notes are listed on the Luxembourg Stock Exchange, an agent for making payments on, and transfers of, the Notes will be maintained in Luxembourg. The Company has initially designated Banque Internationale a Luxembourg S.A. as its agent for such purposes.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person (a) assumed in connection with an Acquisition from such Person or (b) existing at the time such Person becomes a Restricted Subsidiary or is merged or consolidated with or into the Company or any Restricted Subsidiary; provided, however, that such Indebtedness was not Incurred in connection with, or in contemplation of, such Acquisition, such Person becoming a Restricted Subsidiary or such merger or consolidation.

     "Acquired Person" means, with respect to any specified Person, any other Person which merges with or into or becomes a Subsidiary of such specified Person.

     "Acquisition" means (i) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) by the Company or any Restricted Subsidiary to any other Person, or any acquisition or purchase of Equity Interests of any other Person by the Company or any Restricted Subsidiary, in either case pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated, merged with or into the Company or any Restricted Subsidiary or (ii) any acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute substantially all of an operating unit or line of business of such Person or which is otherwise outside of the ordinary course of business.

     "Additional Interest" has the meaning provided in Section 4(a) of the Registration Rights Agreement.

     "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise.

     "Asset Sale" means any direct or indirect sale, conveyance, transfer, lease (that has the effect of a disposition) or other disposition (including, without limitation, any merger, consolidation or sale-leaseback transaction) to any Person other than the Company or a Restricted Subsidiary, in one transaction or a series of related transactions, of (i) any Equity Interest of any Restricted Subsidiary; (ii) any material license, franchise or other authorization of the Company or any Restricted Subsidiary; (iii) any assets of the Company or any Restricted Subsidiary which constitute substantially all of an operating unit or line of business of the Company or any Restricted Subsidiary; or (iv) any other property or asset of the Company or any Restricted Subsidiary outside of the ordinary course of business (including the receipt of proceeds paid on account of the loss of or damage to any property or asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceedings). For the purposes of this definition, the term "Asset Sale" shall not include (a) any transaction consummated in compliance with "-- Certain Covenants -- Merger, Sale of Assets, etc." and the creation of any Lien not prohibited by "-- Certain Covenants -- Limitation on Liens"; provided, however, that any transaction consummated in compliance with "-- Certain Covenants -- Merger, Sale of Assets, etc." involving a sale, conveyance, assignment, transfer, lease or other disposal of less than all of the properties or assets of the Company and the Restricted Subsidiaries shall be deemed to be an Asset Sale with respect to the properties or assets of the Company and Restricted Subsidiaries that are not so sold, conveyed, assigned, transferred, leased or otherwise disposed of in such transaction; (b) sales of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Restricted Subsidiary, as the case may be; and
(c) any transaction consummated in compliance with "-- Certain
Covenants -- Limitation on Restricted Payments." In addition, solely for purposes of "-- Certain Covenants -- Limitation on Asset Sales," any sale, conveyance, transfer, lease or other disposition of any property or asset, whether in one transaction or a series of related transactions, involving assets with a Fair Market Value not in excess of $1.0 million in any fiscal year shall be deemed not to be an Asset Sale.

     "Basket" has the meaning set forth in "-- Certain Covenants -- Limitation on Restricted Payments."

     "Board of Directors" means, with respect to any Person, the Board of Directors of such Person (or comparable governing body), or any authorized committee of that Board (it being understood that the Board of Directors of the Company shall be its Board of Supervisory Directors).

     "Business Day" means a day (other than a Saturday or Sunday) on which the Depository and banks in New York are open for business.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

     "Cash Equivalents" means: (a) U.S. dollars; (b) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition; provided, however, that securities deposited in the Escrow Account may have longer maturities; (c) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500 million; provided, however, that securities deposited in the Escrow Account may have longer maturities; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) entered into with any financial institution meeting the qualifications specified in clause (c) above; and (e) commercial paper rated P-1, A-1 or the equivalent thereof by Moody's Investors Service, Inc. or Standard & Poor's Ratings Group, respectively, and in each case maturing within six months after the date of acquisition.

     "Change of Control" shall mean the occurrence of any of the following events (whether or not approved by the Board of Directors of the Company): (a) any Person or group, excluding Permitted Holders, is or becomes the beneficial owner, directly or indirectly, of Voting Equity Interests representing 35% or more of the total voting power of the Voting Equity Interests of the Company at a time when the Permitted Holders together (x) own Voting Equity Interests representing a lesser percentage of the total voting power of the Voting Equity Interests of the Company, than such Person or group (for purposes of determining the percentage of the Voting Equity Interests of such Person or group, the holdings of the Permitted Holders who are part of such Person or group shall not be counted in the Voting Equity Interests of such Person or group) or (y) do not hold the power to elect a majority of the members of the Board of Directors of the Company; (b) any Person or group is or becomes the beneficial owner directly or indirectly, of Voting Equity Interests representing 50% or more of the total voting power of the Voting Equity Interests of GTS or has the power, directly or indirectly, to elect a majority of the members of the Board of Directors of GTS;
(c) the Company consolidates with, or merges with or into, another Person or the Company or one or more Restricted Subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Company and the Restricted Subsidiaries, taken as a whole, to any Person (other than a Wholly Owned Restricted Subsidiary), or any Person consolidates with, or merges with or into, the Company, in any such event other than pursuant to a transaction in which the Person or Persons that "beneficially owned," directly or indirectly, a majority of the total voting power of the Voting Equity Interests of the Company immediately prior to such transaction, "beneficially own," directly or indirectly, Voting Equity Interests representing a majority of the total voting power of the Voting Equity Interests of the surviving or transferee Person; (d) GTS consolidates with, or merges with or into, another Person or GTS or one or more of its Subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of GTS and its Subsidiaries, taken as a whole, to any Person (other than a wholly owned Subsidiary of GTS), or any Person consolidates with, or merges with or into, GTS, in any such event other than pursuant to a transaction in which the Person or Persons that "beneficially owned," directly or indirectly, Voting Equity Interests representing a majority of the total voting power of the Voting Equity Interests of GTS immediately prior to such transaction, "beneficially own," directly or indirectly, Voting Equity Interests representing a majority of the total voting power of the Voting Equity Interests of the surviving or transferee Person; (e) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason (other than by action of the Permitted Holders) to constitute a majority of the Board of Directors of the Company, then in office; (f) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of GTS (together with any new directors whose election by the Board of Directors of GTS or whose nomination for election by the stockholders of GTS was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of GTS then in office; or (g) there shall occur the liquidation or dissolution of the Company or GTS. For purposes of this definition, (I) "group" has the meaning under Section 13(d) and 14(d) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, and
(II) "beneficial ownership" has the meaning set forth in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise.

     "Change of Control Date" has the meaning set forth under "-- Change of Control."

     "Consolidated Income Tax Expense" means, with respect to any period, the provision for federal, state, local and foreign income taxes payable by the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Interest Expense" means, with respect to any period, without duplication, the sum of (i) the interest expense of the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and (e) all capitalized interest and all accrued interest, (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP and (iii) dividends and distributions in respect of Disqualified Equity Interests actually paid in cash by the Company or any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary) during such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any period, the net income of the Company and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding, without duplication, (a) other than for purposes of calculating the Basket, all extraordinary gains or losses for such period; (b) other than for purposes of calculating the Basket, all gains or losses from the sales or other dispositions of assets out of the ordinary course of business (net of taxes, fees and expenses relating to the transaction giving rise thereto) for such period; (c) that portion of such net income derived from or in respect of investments in Persons other than Restricted Subsidiaries, except to the extent actually received in cash by the Company or any Restricted Subsidiary (subject, in the case of any Restricted Subsidiary, to the provisions of clause (f) of this definition); (d) the portion of such net income (or loss) allocable to minority interests in any Person (other than a Restricted Subsidiary) for such period, except to the extent the Company's allocable portion of such Person's net income for such period is actually received in cash by the Company or any Restricted Subsidiary (subject, in the case of any Restricted Subsidiary, to the provisions of clause (f) of this definition); (e) the net income (or loss) of any other Person combined with the Company or any Restricted Subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination; and (f) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time (regardless of any waiver) permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its Equity Interest holders.

     "Consolidated Operating Cash Flow" means, with respect to any period, Consolidated Net Income for such period increased (without duplication), to the extent deducted in calculating such Consolidated Net Income, by (a) Consolidated Income Tax Expense for such period; (b) Consolidated Interest Expense for such period; and (c) depreciation, amortization and any other non-cash items for such period (other than any non-cash item which requires the accrual of, or a reserve for, cash charges for any future period) of the Company and the Restricted Subsidiaries, including, without limitation, amortization of capitalized debt issuance costs for such period, all of the foregoing determined on a consolidated basis in accordance with GAAP minus non-cash items to the extent they increase Consolidated Net Income (including the partial or entire reversal of reserves taken in prior periods) for such period.

     "Cumulative Operating Cash Flow" means, as at any date of determination, the positive cumulative Consolidated Operating Cash Flow realized during the period commencing on the Issue Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of determination for which consolidated financial information of the Company is available or, if such cumulative Consolidated Operating Cash Flow for such period is negative, the negative amount by which cumulative Consolidated Operating Cash Flow is less than zero.

     "Currency Agreement" shall mean any foreign exchange contract, currency swap agreement or other similar agreement or arrangement, which may include the use of derivatives, designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values.

     "Debt to Annualized Operating Cash Flow Ratio" means the ratio of (a) the Total Consolidated Indebtedness as of the date of calculation (the "Determination Date") to (b) two times the Consolidated Operating Cash Flow for the latest two fiscal quarters for which financial information is available immediately preceding such Determination Date (the "Measurement Period"). For purposes of calculating Consolidated Operating Cash Flow for the Measurement Period immediately prior to the relevant Determination Date, (I) any Person that is a Restricted Subsidiary on the Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Operating Cash
Flow) will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period, (II) any Person that is not a Restricted Subsidiary on such Determination

Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Operating Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period, and (III) if the Company or any Restricted Subsidiary shall have in any manner (x) acquired (through an Acquisition or the commencement of activities constituting such operating business) or (y) disposed of (by way of an Asset Sale or the termination or discontinuance of activities constituting such operating business) any operating business during such Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis in accordance with GAAP as if, in the case of an Acquisition or the commencement of activities constituting such operating business, all such transactions had been consummated on the first day of such Measurement Period and, in the case of an Asset Sale or termination or discontinuance of activities constituting such operating business, all such transactions had been consummated prior to the first day of such Measurement Period (it being understood that in calculating Consolidated Operating Cash Flow the exclusions set forth in clauses
(a) through (f) of the definition of Consolidated Net Income shall apply to an Acquired Person as if it were a Restricted Subsidiary).

     "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

     "Designation" has the meaning set forth in "-- Certain
Covenants -- Designation of Unrestricted Subsidiaries."

     "Designation Amount" has the meaning set forth in "-- Certain Covenants -- Designation of Unrestricted Subsidiaries."

     "Disinterested Director" means a member of the Board of Directors of the Company who does not have any material direct or indirect financial interest in or with respect to the transaction being considered.

     "Disposition" means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person's assets.

     "Disqualified Equity Interest" means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable, at the option of the holder thereof, in whole or in part, on or prior to the Maturity Date; provided, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Equity Interests upon the occurrence of a change in control occurring prior to the Maturity Date shall not constitute Disqualified Equity Interests if the change in control provisions applicable to such Equity Interests are no more favorable to the holders of such Equity Interests than the provisions described under "-- Change of Control" and such Equity Interests specifically provide that the Company will not repurchase or redeem any such Equity Interests pursuant to such provisions prior to the Company's repurchase of Notes as are required to be repurchased pursuant to the provisions described under "-- Change of Control."

     "Dollar Equivalent" shall mean, with respect to a monetary amount in a currency other than U.S. Dollars, at any time for the determination thereof, the amount of U.S. Dollars obtained by converting such other currency involved in such computation into U.S. dollars at the rate for the purchase of U.S. dollars with the applicable currency as set forth in the Key Currency Cross Rates table of The Wall Street Journal (or a successor table) on the date that is two Business Days prior to such determination.

     "Equity Interest" in any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including partnership interests, whether general or limited, in such Person, including any Preferred Equity Interests.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

     "Expiration Date" has the meaning set forth in the definition of "Offer to Purchase."

     "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided, however, that the Fair Market Value of any such asset or assets shall be determined conclusively by the Board of Directors of the Company acting in good faith, which determination shall be evidenced by a resolution of such Board delivered to the Trustee.

     "GAAP" means, at any date of determination, generally accepted accounting principles in effect in the United States which are applicable at the date of determination and which are consistently applied for all applicable periods.

     "GTS" means Global TeleSystems Group, Inc., a Delaware corporation, and its successors.

     "GTS Contribution" means one or more investments, on and after the Issue Date, in the Company (other than by a Subsidiary of the Company) of not less than ECU 46.0 million (the equivalent of $51.1 million on July 7, 1997), in the aggregate, by capital contribution to the Company, purchase from the Company of common Equity Interests of the Company, conversion of Indebtedness owing to GTS-Hermes, Inc. by the Company into common Equity Interests of the Company or repayment of Indebtedness owing to the Company.

     "guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit. A guarantee shall include, without limitation, any agreement to maintain or preserve any other person's financial condition or to cause any other Person to achieve certain levels of operating results.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred" and "Incurring" shall have meanings correlative to the foregoing). Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged or consolidated with or into the Company or any Restricted Subsidiary shall be deemed to be Incurred at such time.

     "Indebtedness" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (a) every obligation of such Person for money borrowed; (b) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (c) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (d) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable incurred in the ordinary course of business and payable in accordance with industry practices, or other accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith); (e) every Capital Lease Obligation of such Person; (f) every net obligation under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements of such Person; (g) every obligation of the type referred to in clauses (a) through (f) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise; and (h) any and all Refinancing of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a) through (g) above. Indebtedness (i) shall never be calculated taking into account any cash and cash equivalents held by such Person; (ii) shall not include obligations of any Person (x) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within two Business Days of their incurrence unless covered by an overdraft line, (y) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (z) under stand-by letters of credit to the extent collateralized by cash or Cash Equivalents;
(iii) which provides that an amount less than the principal amount thereof shall be due upon any declaration of acceleration thereof shall be deemed to be Incurred or outstanding in an amount equal to the accreted value thereof at the date of determination determined in accordance with GAAP; and (iv) shall include the liquidation preference and any mandatory redemption payment obligations in respect of any Disqualified Equity Interests of the Company or any Preferred Equity Interests of any Restricted Subsidiary.

     "Independent Financial Advisor" means a recognized, accounting, appraisal, investment banking firm or consultant with experience in a Telecommunications Business (i) which does not, and whose directors, officers and employees or Affiliates do not, have a material direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "interest" means, with respect to the Notes, the sum of any cash interest and any Additional Interest on the Notes.

     "Interest Rate Protection Obligations" means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Investment" means, with respect to any Person, any direct or indirect loan, advance, guarantee or other extension of credit or capital contribution to (by means of transfers of cash or other property or assets to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of capital stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. The amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto, and minus the amount of any portion of such Investment repaid to such Person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. In determining the amount of any investment involving a transfer of any property or asset other than cash, such property shall be valued at its Fair Market Value at the time of such transfer. "Investments" shall exclude extensions of trade credit in the ordinary course of business in accordance with normal trade practices.

     "Issue Date" means the original issue date of the Notes.

     "Latest Balance Sheet" means, of any Person, the latest consolidated balance sheet of such Person reported on by a recognized firm of independent accountants without qualification as to scope.

     "Lien" means any lien, mortgage, charge, security interest, hypothecation, assignment for security or encumbrance of any kind (including any conditional sale or capital lease or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

     "Maturity Date" means the date, which is set forth on the face of the Notes, on which the Notes will mature.

     "Net Cash Proceeds" means the aggregate proceeds in the form of cash or Cash Equivalents received by the Company or any Restricted Subsidiary in respect of any Asset Sale, including all cash or Cash Equivalents received upon any sale, liquidation or other exchange of proceeds of Asset Sales received in a form other than cash or Cash Equivalents, net of (a) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof; (b) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements); (c) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale; (d) amounts deemed, in good faith, appropriate by the Board of Directors of the Company to be provided as a reserve, in accordance with GAAP, against any liabilities associated with such assets which are the subject of such Asset Sale (provided that the amount of any such reserves shall be deemed to constitute Net Cash Proceeds at the time such reserves shall have been released or are not otherwise required to be retained as a reserve); and (e) with respect to Asset Sales by Subsidiaries, the portion of such cash payments attributable to Persons holding a minority interest in such Subsidiary.

     "Obligations" means any principal, interest (including, without limitation, post-petition interest), penalties, fees, indemnifications, reimbursement obligations, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Offer" has the meaning set forth in the definition of "Offer to Purchase."

     "Offer to Purchase" means a written offer (the "Offer") sent by or on behalf of the Company by first-class mail, postage prepaid, to each holder at his address appearing in the register for the Notes on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase, which shall be not less than 20 Business Days nor more than 90 days after the date of such Offer, and a settlement date (the "Purchase Date") for purchase of Notes to occur no later than five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all the information required by applicable law to be included therein. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2) the Expiration Date and the Purchase Date;

          (3) the aggregate principal amount of the outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the Section of the Indenture requiring the Offer to Purchase) (the "Purchase Amount");

          (4) the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

          (5) that the holder may tender all or any portion of the Notes registered in the name of such holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount at maturity;

          (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

          (7) that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

          (8) that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

          (9) that each holder electing to tender all or any portion of a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the holder thereof or his attorney duly authorized in writing);

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

          (10) that holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the fifth Business Day next preceding the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note the holder tendered, the certificate number of the Note the holder tendered and a statement that such holder is withdrawing all or a portion of his tender;

          (11) that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 principal amount at maturity or integral multiples thereof shall be purchased); and

          (12) that in the case of any holder whose Note is purchased only in part, the Company shall execute and the Trustee shall authenticate and deliver to the holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

     An Offer to Purchase shall be governed by and effected in accordance with the provisions above pertaining to any Offer.

     "Permitted Holders" means GTS or any of its Affiliates.

     "Permitted Investments" means (a) Cash Equivalents; (b) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits; (c) loans and advances to employees made in the ordinary course of business not to exceed $3,000,000 in the aggregate at any one time outstanding; (d) Interest Rate Protection Obligations and Currency Agreements permitted under "-- Certain Covenants -- Limitation on Incurrence of Indebtedness"; (e) bonds, notes, debentures or other securities received as a result of Asset Sales permitted under "-- Certain Covenants -- Limitation on Asset Sales"; (f) transactions with officers, directors and employees of the Company or any Restricted Subsidiary entered into in the ordinary course of business (including compensation or employee benefit arrangements with any such director or employee) and consistent with past business practices; (g) Investments made in the ordinary course of business and on ordinary business terms as partial payment for constructing a network relating principally to a Telecommunications Business; (h) Investments in any Restricted Subsidiary; (i) intercompany Indebtedness to the extent permitted under paragraph (b)(v) of "-- Certain Covenants -- Limitation on Incurrence of Indebtedness"; (j) Investments by the Company or any Restricted Subsidiary in another Person, if as a result of such Investment (x) such other Person becomes a Restricted Subsidiary or (y) such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a Restricted Subsidiary; and (k) Investments in evidences of Indebtedness, securities or other property received from another Person by the Company or any Restricted Subsidiary in connection with any bankruptcy proceeding or by reason of a composition or readjustment of debt or a reorganization of such Person or as a result of foreclosure, perfection or enforcement of any Lien in exchange for evidences of Indebtedness, securities or other property of such Person held by the Company or any Restricted Subsidiary, or for other liabilities or obligations of such other Person to the Company or any Restricted Subsidiary that were created in accordance with the terms of the Indenture.

     "Permitted Liens" means (a) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary; provided, however, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not secure any property or assets of the Company or any Restricted Subsidiary other than the property or assets subject to the Liens prior to such merger or consolidation;
(b) Liens existing on the Issue Date; (c) Liens securing Indebtedness consisting of Capitalized Lease Obligations, mortgage financings, industrial revenue bonds or other monetary obligations, in each case incurred solely for the purpose of financing all or any part of the purchase price or cost of construction or installation of assets used in the business of the Company or any Restricted Subsidiary, or repairs, additions or improvements to such assets; provided, however, that
(I) such Liens secure Indebtedness in an amount not in excess of the original purchase price or the original cost of any such assets or repair, addition or improvement thereto (plus an amount equal to the reasonable fees and expenses in connection with the Incurrence of such Indebtedness), (II) such Liens do not extend to any other assets of the Company or any Restricted Subsidiary (and, in the case of repair, addition or improvements to any such assets, such Lien extends only to the assets (and improvements thereto or thereon) repaired, added to or improved), (III) the Incurrence of such Indebtedness is permitted by "-- Certain Covenants -- Limitation on Incurrence of Indebtedness" and (IV) such Liens attach within 90 days of such purchase, construction, installation, repair, addition or improvement; (d) Liens to secure any Refinancings, in whole or in part, of any Indebtedness secured by Liens referred to in the clauses above so long as such Lien does not extend to any other property (other than improvements thereto); (e) Liens securing letters of credit entered into in the ordinary course of business and consistent with past business practice; (f) Liens on and pledges of the capital stock of any Unrestricted Subsidiary securing any Indebtedness of such Unrestricted Subsidiary; (g) Liens on any property or assets of a Restricted Subsidiary granted in favor of and held by the Company or any Restricted Subsidiary; (h) Liens on any property or assets of the Company or any Restricted Subsidiary securing on a pari passu basis all of the Notes; (i) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other like Liens arising in the ordinary course of business of the Company or any Restricted Subsidiary and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings; (j) Liens for taxes, assessments, government charges or claims that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (k) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance bonds and other obligations of a like nature incurred in the ordinary course of business (other than contracts for the payment of money); (l) easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any Restricted Subsidiary incurred in the ordinary course of business; (m) Liens arising by reason of judgment, decree or order of any court so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (n) Liens securing Qualified Subsidiary Indebtedness to the extent permitted to be Incurred under "-- Certain Covenants -- Limitation on Incurrence of Indebtedness"; (o) Liens securing Indebtedness under Interest Rate Protection Obligations or Indebtedness under Currency Agreements to the extent permitted to be Incurred under "-- Certain Covenants -- Limitation on Incurrence of Indebtedness"; and (p) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security.

     "Permitted Refinancing" means, with respect to any Indebtedness, Indebtedness to the extent representing a Refinancing of such Indebtedness; provided, however, that (1) the Refinancing Indebtedness shall not exceed the sum of the amount of the Indebtedness being Refinanced, plus the amount of accrued interest or dividends thereon, the amount of any reasonably determined prepayment premium necessary to accomplish such Refinancing and reasonable fees and expenses incurred in connection therewith; (2) the Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being Refinanced and shall not permit redemption or other retirement (including pursuant to any required offer to purchase to be made by the Company or any Restricted Subsidiary) of such Indebtedness at the option of the holder thereof prior to the final stated maturity of the Indebtedness being Refinanced, other than a redemption or other retirement at the option of the holder of such Indebtedness (including pursuant to a required offer to purchase made by the Company or a Restricted Subsidiary) upon a change of control of the Company pursuant to provisions substantially similar to those contained in the Indenture described under "-- Change of Control"; (3) Indebtedness that ranks pari passu with the Notes may be Refinanced only with Indebtedness that is made pari passu with or subordinate in right of payment to the Notes, and Indebtedness that is subordinated in right of payment to the Notes may be Refinanced only with Indebtedness that is subordinate in right of payment to the Notes on terms no less favorable to the Holders than those contained in the Indebtedness being Refinanced; and (4) the Refinancing Indebtedness shall be Incurred by the obligor on the Indebtedness being Refinanced or by the Company.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability partnership, limited partnership, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Pledged Securities" means the U.S. Government Obligations purchased by the Company with a portion of the net proceeds from the Offering to be deposited in the Escrow Account pursuant to the Escrow Agreement.

     "Preferred Equity Interest," in any Person, means an Equity Interest of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Equity Interests of any other class in such Person.

     "principal" of a debt security means the principal of the security plus, when appropriate, the premium, if any, on the security.

     "Public Equity Offering" means an underwritten public offering of common Equity Interests of the Company pursuant to an effective registration statement filed under the Securities Act (excluding registration statements filed on Form S-8).

     "Purchase Amount" has the meaning set forth in the definition of "Offer to Purchase."

     "Purchase Date" has the meaning set forth in the definition of "Offer to Purchase."

     "Purchase Price" has the meaning set forth in the definition of "Offer to Purchase."

     "Qualified Equity Interest" means any Equity Interest of the Company other than any Disqualified Equity Interest.

     "Qualified Subsidiary Indebtedness" means (i) Indebtedness of Restricted Subsidiaries under one or more senior credit agreements, senior loan agreements or similar senior facilities, secured or unsecured, entered into from time to time, including any related notes, guarantees collateral documents, instruments and agreements executed in connection therewith or (ii) Indebtedness of Restricted Subsidiaries in an aggregate principal amount not to exceed $25.0 million in the aggregate at any time outstanding.

     "Refinance" means refinance, renew, extend, replace, defease or refund; and "Refinancing" and "Refinanced" have correlative meanings.

     "Replacement Assets" means (x) properties and assets (other than cash or any Equity Interests or other security) that will be used in a Telecommunications Business of the Company and the Restricted Subsidiaries or
(y) Equity Interests of any Person engaged primarily in a Telecommunications Business, which Person will become on the date of acquisition thereof a Restricted Subsidiary as a result of the Company's acquiring such Equity Interests.

     "Restricted Subsidiary" means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a resolution of the Board of Directors of the Company delivered to the Trustee, as an Unrestricted Subsidiary pursuant to "-- Certain Covenants -- Designation of Unrestricted Subsidiaries." Any such designation may be revoked by a resolution of the Board of Directors of the Company delivered to the Trustee, subject to the provisions of such covenant.

     "SEC" means the Securities and Exchange Commission.

     "Share Capital" shall mean, at any time of determination, the stated capital of the Equity Interests (other than Disqualified Stock) and additional paid-in capital of the Company at such time, all as determined in accordance with GAAP.

     "Significant Restricted Subsidiary" means, at any date of determination,
(a) any Restricted Subsidiary that, together with its Subsidiaries that constitute Restricted Subsidiaries (i) for the most recent fiscal year of the Company accounted for more than 10.0% of the consolidated revenues of the Company and the Restricted Subsidiaries or (ii) as of the end of such fiscal year, owned more than 10.0% of the consolidated assets of the Company and the Restricted Subsidiaries, all as set forth on the consolidated financial statements of the Company and the Restricted Subsidiaries for such year prepared in conformity with GAAP, and (b) any Restricted Subsidiary which, when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Restricted Subsidiaries and as to which any event described in clause (h) of "-- Events of Default" has occurred and is continuing, would constitute a Significant Restricted Subsidiary under clause (a) of this definition.

     "Stated Maturity," when used with respect to any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

     "Strategic Equity Investments" means the issuance and sale of Qualified Equity Interests to a Person that has an equity market capitalization, a net asset value or annual revenues of at least $1.5 billion and owns and operates business primarily in a Telecommunications Business.

     "Subordinated Indebtedness" means any Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

     "Subsidiary" means, with respect to any Person, (a) any corporation of which the outstanding Voting Equity Interests having at least a majority of the votes entitled to be cast in the election of directors shall at the time be owned, directly or indirectly, by such Person, or (b) any other Person of which at least a majority of Voting Equity Interests are at the time, directly or indirectly, owned by such first named Person.

     "Surviving Person" means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

     "Tax" shall mean any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

     "Taxing Authority" shall mean any government or political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

     "Telecommunications Acquisition" means an Acquisition of properties or assets to be used in a Telecommunications Business or of the Equity Interests of any Person that becomes a Restricted Subsidiary; provided, however, that such Person's properties and assets shall consist principally of properties or assets that will be used in a Telecommunications Business.

     "Telecommunications Business" means any business owning, constructing, financing and operating a telephone and/or communications system located entirely in countries located in Western and Central Europe, or any business reasonably related thereto, including, without limitation, any business conducted by the Company or any Restricted Subsidiary on the Issue Date.

     "Total Consolidated Indebtedness" means, as at any date of determination, an amount equal to the aggregate amount of all Indebtedness of the Company and the Restricted Subsidiaries, on a consolidated basis, outstanding as of such date of determination, after giving effect to any Incurrence of Indebtedness and the application of the proceeds therefrom giving rise to such determination.

     "U.S. Government Obligations" means direct non-callable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

     "Unrestricted Subsidiary" means any Subsidiary of the Company designated as such pursuant to "-- Certain Covenants -- Designation of Unrestricted Subsidiaries." Any such designation may be revoked by a resolution of the Board of Directors of the Company delivered to the Trustee, subject to the provisions of such covenant.

     "Voting Equity Interests" means Equity Interests in a corporation or other Person with voting power under ordinary circumstances entitling the holders thereof to elect the Board of Directors or other governing body of such corporation or Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, including payment of final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding aggregate principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary all of the outstanding Voting Equity Interests (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

REGISTRATION RIGHTS; ADDITIONAL INTEREST

     Holders of Exchange Notes are not entitled to any registration rights with respect to the Exchange Notes. Pursuant to the Registration Rights Agreement, the Company has agreed to file with the Commission on or before the Filing Date, an offer to exchange (the "Exchange Offer") any and all of the Registrable Securities for a like aggregate principal amount of senior debt securities of the Company which are identical to the Outstanding Notes (the "Exchange Securities") (and which are entitled to the benefits of the Indenture or a trust indenture which is substantially identical to the Indenture (other than such changes as are necessary to comply with any requirements of the Commission to effect or maintain the qualification of such trust indenture under the Trust Indenture Act (the "TIA")) and which has been qualified under the TIA), except that the Exchange Securities shall have been registered pursuant to an effective registration statement under the Securities Act and shall contain no restrictive legend thereon. The Exchange Notes are intended to constitute Exchange Securities under the Registration Rights Agreement. The Company has agreed to use its reasonable best efforts to (i) cause such registration statement to become effective and commence the Exchange Offer on or prior to the Effectiveness Date, (ii) keep the Exchange Offer open for 30 days (or longer if required by applicable law) (the last day of such period, the "Expiration Date") and (iii) exchange Exchange Securities for all Notes validly tendered and not withdrawn pursuant to the Exchange Offer on or prior to the fifth day following the Expiration Date. The Company will cause a copy of any notice regarding the Exchange Offer to be published in a daily newspaper with general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

     The Company has agreed to use its reasonable best efforts to keep such registration statement effective and to amend and supplement the prospectus contained therein in order to permit such prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act for at least 180 days (or such shorter time as such persons must comply with such requirements in order to resell the Exchange Securities) (the "Applicable Period").

     The Exchange Offer and the Registration Statement (of which this Prospectus constitutes a part) filed in connection with the Exchange Offer are intended to satisfy the Company's obligations under the Registration Rights Agreement. If the Company does not consummate the Exchange Offer, or, in lieu thereof, the Company does not file and cause to become effective a resale shelf registration for the Notes within the time periods set forth herein, special interest will accrue and be payable on the Notes either temporarily or permanently.

     Although the Company has filed the Registration Statement in satisfaction of its obligations under the Registration Rights Agreement, as previously described, there can be no assurance that the Registration Statement will become effective. If, (i) because of any change in law or in currently prevailing interpretations of the Staff of the Commission, the Company is not permitted to effect the Exchange Offer, (ii) the Exchange Offer is not commenced on or prior to the Effectiveness Date, (iii) the Exchange Offer is not, for any reason, consummated on or prior to the 165th day after the Issue Date, (iv) any Holder of Private Exchange Securities (as defined in the Registration Rights Agreement) so requests, or (v) in the case of any Holder that participates in the Exchange Offer, such Holder does not receive Exchange Securities on the date of the exchange that may be sold without restriction under state and federal securities laws (the occurrence of any such event, a "Shelf Registration Event"), then, in the case of each of clauses (i) to and including (v) of this sentence, the Company shall promptly deliver to the Holders and the Trustee notice thereof (the "Shelf Notice") and shall thereafter file an Initial Shelf Registration Statement pursuant to the terms of the Registration Rights Agreement.

  SHELF REGISTRATION

     If a Shelf Registration Event has occurred (and whether or not this Registration Statement has become effective, or the Exchange Offer has been consummated), then:

          Initial Shelf Registration Statement. The Company shall promptly prepare and file with the Commission a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 covering all of the Registrable Securities (the "Initial Shelf Registration Statement"). The Company shall file with the Commission the Initial Shelf Registration Statement on or prior to the Filing Date. The Initial Shelf Registration Statement shall be on Form S-1 or another appropriate form if available, permitting registration of such Registrable Securities for resale by such holders in the manner designated by them (including, without limitation, in one or more underwritten offerings). The Company shall not permit any securities other than the Registrable Securities to be included in the Initial Shelf Registration Statement or any Subsequent Shelf Registration Statement. The Company shall use its reasonable best efforts to cause the Initial Shelf Registration Statement to be declared effective under the Securities Act on or prior to the Effectiveness Date, and to keep the Initial Shelf Registration Statement continuously effective under the Securities Act until the date which is 24 months from the Issue Date (or such shorter period under Rule 144 under the Securities Act then in effect permitting resales of securities by non-affiliates of the issuer without registration), or such shorter period ending when (i) all Registrable Securities covered by the Initial Shelf Registration Statement have been sold in the manner set forth and as contemplated in the Initial Shelf Registration Statement or (ii) a Subsequent Shelf Registration Statement covering all of the Registrable Securities has been declared effective under the Securities Act (such period, the "Effectiveness Period").

          Subsequent Shelf Registration Statements. If the Initial Shelf Registration Statement or any Subsequent Shelf Registration Statement ceases to be effective for any reason at any time during the Effectiveness Period (other than because of the sale of all of the securities registered thereunder), the Company shall use its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event the Company shall within 45 days of such cessation of effectiveness amend the Shelf Registration Statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional "shelf" Registration Statement pursuant to Rule 415 covering all of the Registrable Securities (a "Subsequent Shelf Registration Statement"). If a Subsequent Shelf Registration Statement is filed, the Company shall use its reasonable best efforts to cause the Subsequent Shelf Registration Statement to be declared effective as soon as reasonably practicable after such filing and to keep such Registration Statement continuously effective until the end of the Effectiveness Period. As used herein the term "Shelf Registration Statement" means the Initial Shelf Registration Statement and any Subsequent Shelf Registration Statement.

          Supplements and Amendments. The Company shall promptly supplement and amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used for such Shelf Registration Statement, if required by the Securities Act, or if reasonably requested by the Holders of a majority in aggregate principal amount of the Registrable Securities covered by such Registration Statement or by any underwriter of such Registrable Securities.

  ADDITIONAL INTEREST

     The Company agrees to pay, as liquidated damages, additional interest on the Notes ("Additional Interest") under the circumstances and to the extent set forth below (each of which shall be given independent effect):

          (i) if either the Registration Statement or the Initial Shelf Registration Statement has not been filed on or prior to the Filing Date (unless, with respect to the Registration Statement, a Shelf Event described in clause (i) of the third paragraph under " -- Exchange Offer" above shall have occurred prior to the Filing Date), Additional Interest shall accrue on the Notes over and above the stated interest on the principal at a rate equal to 50 basis points for the first 90 days (for any part thereof), immediately following such date, such Additional Interest increasing by an additional 50 basis points for each subsequent 90-day period (or any part thereof);

          (ii) if either the Registration Statement or the Initial Shelf Registration Statement is not declared effective by the Commission on or prior to the Effectiveness Date (unless, with respect to the Registration Statement, a Shelf Event described in clause (i) of the third paragraph under " -- Exchange Offer" above shall have occurred), Additional Interest shall accrue on the Notes included or which should have been included in such Registration Statement over and above the stated interest on the principal at a rate equal to 50 basis points for the first 90 days (for any part thereof), immediately following the day after such date, such Additional Interest increasing by an additional 50 basis points for each subsequent 90-day period (or any part thereof); and

          (iii) if (A) the Company has not exchanged Exchange Securities for all Notes validly tendered and not withdrawn in accordance with the terms of the Exchange Offer on or prior to the fifth day after the Expiration Date, or (B) the Registration Statement ceases to be effective at any time prior to the Expiration Date, or (C) if applicable, any Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time during the Effectiveness Period, then Additional Interest shall accrue on the Notes (over and above any interest otherwise payable on principal of the Notes) in an amount equal to 50 basis points for the first 90 days (or any part thereof) commencing on the (x) sixth day after the Expiration Date, in the case of (A) above, or (y) the day the Registration Statement ceases to be effective in the case of (B) above, or (z) the day such Shelf Registration Statement ceases to be effective in the case of (C) above, such Additional Interest increasing by an additional 50 basis points at the beginning of each such subsequent 90-day period (or any part thereof);

provided, however, that the Additional Interest rate on the Notes may not exceed at any one time in the aggregate 150 basis points, provided, further, that (1) upon the filing of the Exchange Offer Registration Statement or a Shelf Registration Statement as required hereunder (in the case of clause (i) of this paragraph), (2) upon the effectiveness of the Registration Statement or the Shelf Registration Statement as required hereunder (in the case of clause (ii) of this paragraph) or (3) upon the exchange of Exchange Securities for all Notes validly tendered and not withdrawn (in the case of clause (iii)(A) of this paragraph), or upon the effectiveness of the Registration Statement which had ceased to remain effective (in the case of (iii)(B) of this paragraph), or upon the effectiveness of the Shelf Registration Statement which had ceased to remain effective (in the case of (iii)(C) of paragraph), Additional Interest on the Notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue (but any accrued amount shall be payable).

  DEFINITIONS

     As used in this section, the following terms shall have the following meanings:

     Effectiveness Date: The 135th day after the Closing Date; provided, however, that, with respect to the Initial Shelf Registration Statement, (i) if the Filing Date in respect thereof is fewer than 60 days prior to the 135th day after the Closing Date, then the Effectiveness Date in respect thereof shall be the 60th day after such Filing Date and (ii) if the Filing Date is after the filing of the Registration Statement with the Commission, then the Effectiveness Date in respect thereof shall be the 60th day after such Filing Date.

     Filing Date: The 90th day after the Closing Date; provided, however, that, with respect to the Initial Shelf Registration Statement, (i) if a Shelf Registration Event shall have occurred fewer than 30 days prior to the 90th day after the Closing Date, then the Filing Date in respect thereof shall be the 30th day after such Shelf Registration Event and (ii) if a Shelf Registration Event shall have occurred after the filing of the Registration Statement with the Commission, then the Filing Date in respect thereof shall be the 30th day after such Shelf Registration Event.

     Registrable Securities: The Outstanding Notes upon original issuance thereof and at all times subsequent thereto, each Exchange Security as to which clause (v) of the third paragraph under "-- Exchange Offer" above is applicable upon original issuance and at all times subsequent thereto and, if issued, the Private Exchange Securities, until in the case of any such Outstanding Notes, Exchange Securities or Private Exchange Securities as the case may be, (i) a Registration Statement (other than, with respect to any Exchange Security as to which clause (v) of the third paragraph under "-- Exchange Offer" above is applicable, the Registration Statement) covering such Outstanding Notes, Exchange Securities or Private Exchange Securities has been declared effective by the Commission and such Outstanding Notes, Exchange Securities or Private Exchange Securities, as the case may be, have been disposed of in accordance with such effective Registration Statement, (ii) such Outstanding Notes, Exchange Securities or Private Exchange Securities, as the case may be, are sold in compliance with Rule 144 under the Securities Act, (iii) such Outstanding Note has been exchanged for an Exchange Note pursuant to the Exchange Offer and clause (v) of paragraph (b) of "-- Exchange Offer" above is not applicable thereto, or (iv) such Outstanding Notes, Exchange Securities or Private Exchange Securities, as the case may be, cease to be outstanding.

                           CERTAIN TAX CONSIDERATIONS

     The following is a summary of the principal Netherlands and United States federal tax consequences to U.S. Holders (as defined below) of the exchange of Outstanding Notes for Exchange Notes pursuant to the Exchange Offer and the ownership and disposition of Exchange Notes by a holder acquiring the Exchange Notes pursuant to the Exchange Offer. The summary is based on the opinion of Shearman & Sterling as to United States federal income tax matters. This discussion is not exhaustive of all the possible tax considerations and potential investors are advised to consult their own tax advisors in order to determine the final tax consequences of exchanging Outstanding Notes for Exchange Notes in their own particular circumstances.

THE NETHERLANDS

     This summary is based on the tax laws of the Netherlands, as well as the Convention between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the "Treaty"), to the extent they were published and effective on October 1, 1997. Changes made to these laws after that date may have retroactive effect, and may affect the tax consequences described herein.

     The outline below is based on the assumption that the U.S. Holder is not, and has not been for at least five years, a resident of the Netherlands for purposes of Dutch tax legislation and is not engaged in a trade or business through a branch or agency in the Netherlands and does not have a permanent establishment therein (a "Non-Resident Holder"). In addition, it is assumed that holders who are individuals do not own, either alone or together with related individuals, 25% or more of any class of shares of H.E.R. Finally it is assumed that the limitation on benefits provision in the Treaty cannot be invoked against the holder.

  GENERAL APPLICATION OF DUTCH TAX LAW

     A Non-Resident Holder of Notes is liable for Corporate or Individual Income Tax ("CIT" or "IIT"), according to Dutch Law, if he/she receives interest with respect to the Notes provided that either (i) he or she has, directly or indirectly, a substantial interest or a deemed substantial interest (as defined below) in H.E.R. or (ii) such interest is attributable to a Dutch enterprise. Similarly, the capital gains realized upon sale of the Outstanding Notes are only taxable if the Notes are (deemed to be) part of such "substantial" interest.

     A substantial interest is deemed to exist if the Non-Resident Holder, either alone or together with related individuals, owns at least five percent of the share capital in any class of shares issued by H.E.R. or if he/she holds an option to buy at least 5% in any class of shares in the capital of H.E.R.

  INTEREST -- WITHHOLDING TAX AND TAX TREATY LIMITATIONS

     According to article 12 of the Treaty, interest can only be subject to CIT/IIT in the country of residence of the recipient of the interest. As a result, no Dutch CIT or IIT will be due on interest received on the Notes.

     In addition, the Netherlands does not levy any withholding taxes on the payment of interest, provided that these payments do not depend and/or are not deemed to be dependent on the profits realized and/or distributed by the company paying the interest. If such link can be established, payments are likely to be reclassified as payments of dividends. Although amounts reclassified as dividends generally would be subject to Dutch withholding tax when paid to a Non-Resident Holder, it does not appear that any substantial basis exists for such reclassification. The forced reduction under the Treaty of the maximum withholding tax to zero in such a case would, however, be irrelevant.

  CAPITAL GAINS

     As a result of article 14 of the Treaty, the Dutch intention to impose CIT or IIT on capital gains realized upon disposal of any or all of the Notes by a Non-Resident Holder can only be effectuated, where a Holder who is an individual, at the time of the alienation, owns, either alone or together with related individuals, at least 25% of any class of shares of the Company.

  EXCHANGE OFFER

     Pursuant to the Exchange Offer contemplated by the Company herein, an exchange of Outstanding Notes for Exchange Notes will not be a taxable event for Netherlands income tax purposes.

THE UNITED STATES

     The following is a summary of the principal U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Notes. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions (all as currently in effect and all of which are subject to change, possibly with retroactive effect). Except as specifically set forth herein, this summary deals only with Notes held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as insurance companies, dealers in securities or foreign currencies, tax-exempt investors, persons holding the Notes as part of a hedging transaction, "straddle," conversion transaction, or other integrated transaction, or U.S. Holders whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. Persons considering the exchange of Outstanding Notes for Exchange Notes should consult with their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Note who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) a domestic partnership within the meaning of the Code (i.e., a partnership created or organized in or under the laws of the United States or any political subdivision thereof, unless future Treasury regulations provide otherwise), (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (v) a trust if both: (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. A "Foreign Holder" means a holder of Notes who or that is not a U.S. Holder.

  INTEREST

     Interest on the Notes and Additional Amounts, if any, paid in respect of withholding taxes imposed on payments on the Notes (as described in "Description of the Notes -- Payments of Additional Amounts") generally will be taxable to a U.S. Holder as ordinary income at the time accrued or received, in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes. The amount of interest required to be included in income by a U.S. Holder will include the amount of such taxes, if any, withheld by the Company in respect thereof. Thus, in the event of such withholding, a U.S. Holder would be required to report gross income in an amount greater than the cash it receives in respect of payments on its Note. However, a U.S. Holder could, subject to certain limitations, be eligible to claim as a credit or deduction for purposes of computing its U.S. federal income tax liability such taxes withheld, notwithstanding that the payment of such taxes will be made by the Company. The rules relating to foreign tax credits and the timing thereof are extremely complex and U.S. Holders should consult with their own tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situations.

  EXCHANGE OFFER; ADDITIONAL INTEREST; ADDITIONAL AMOUNTS

     Pursuant to the Exchange Offer contemplated by the Company herein, an exchange of Outstanding Notes for Exchange Notes will not be a taxable event for U.S. federal income tax purposes and a U.S. Holder will have the same tax basis and holding period in the Exchange Notes as in the Outstanding Notes. The Company will be required to pay Additional Interest in certain circumstances as described in "Description of Notes -- Registration Rights; Additional Interest" herein. Also, subject to certain exceptions, the Company will pay Additional Amounts to Holders in the event that withholding taxes are imposed in respect to payments on the Notes. See "Description of the Notes -- Additional Amounts." According to the Treasury

Regulations, the possibility of additional payments in respect of the Notes will not affect their yield (and, accordingly, will not affect the inclusion of interest in income) if the likelihood of such payments, as of the date the Notes are issued, is remote. The Company does not intend to treat the possibility of additional interest as affecting the yield to maturity of any Note. If, however, additional payments are made on the Notes, then, solely for the purposes of determining the yield to maturity of a Note, the Note could be treated as reissued with "original issue discount," which could result in a U.S. Holder having to include amounts in income prior to the receipt of payments in respect thereof.

  MARKET DISCOUNT AND PREMIUM

     If a U.S. Holder purchases a Note for an amount that is less than its principal amount, the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount.

     Under the market discount rules of the Code, a U.S. Holder will be required to treat any partial principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount that has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. If such Note is disposed of in a nontaxable transaction (other than a nonrecognition transaction described in Code Section 1276(c)), the amount of gain realized on such disposition for purposes of the market discount rules shall be determined as if such holder had sold the Note at its then fair market value. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue on the basis of a constant interest rate.

     A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such Note until the maturity of the Note or its earlier disposition (except for certain nonrecognition transactions). However, a U.S. Holder may elect to include market discount in income currently as it accrues (on either a straight-line or a constant interest rate basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply.

     If a U.S. Holder purchases a Note for an amount that is greater than the amount payable at maturity (or on the earlier call date, in the case of a Note that is redeemable at the option of the Company), such holder will be considered to have purchased such Note with "amortizable bond premium" equal in amount to such excess, and may elect (in accordance with applicable Code provisions) to amortize such premium, using a constant yield method over the remaining term of the Note and to offset interest otherwise required to be included in income in respect of such Note during any taxable year by the amortized amount of such excess for such taxable year. However, if such Note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of such Note. If an election to amortize bond premium is not made, a U.S. Holder must include the full amount of each interest payment in income in accordance with such U.S. Holder's regular method of accounting and will receive a tax benefit from the premium only in computing its gain or loss upon the sale or other disposition or payment of the principal amount of the Note.

     U.S. Holders are permitted to elect to include all interest on a Note using the constant yield method. For this purpose, interest includes stated interest, acquisition discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. Special rules apply to such elections made with respect to Notes with amortizable bond premium or market discount and U.S. Holders considering such an election should consult with their own tax advisors. Once made, the election cannot be revoked without the consent of the IRS.

  DISPOSITIONS

     Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such holder's adjusted tax basis (as increased by any market discount previously includible in income by the U.S. Holder and decreased by amortizable bond premium, if any, deducted over the term of the Notes) in the Note. For these purposes, the amount realized on the sale, exchange or retirement of a Note does not include any amount attributable to accrued but unpaid interest, which will be taxable as such unless previously taken into account. Gain or loss recognized on the sale, exchange or retirement of a Note will be capital gain or loss and will be long-term capital gain or loss if the Note was held for more than one year. Under recently enacted legislation, an individual generally will be taxed on the net amount of his or her capital gain derived in respect of the Notes at a maximum rate of (i) 28%, for Notes held for more than one year but not more than 18 months, or (ii) 20%, for Notes held for more than 18 months. Special rules (and generally lower maximum rates) apply for individuals in lower tax brackets.

  BACKUP WITHHOLDING

     "Backup" withholding and information reporting requirements may apply to certain payments of principal and interest on a Note and to certain payments of proceeds of the sale or retirement of a Note. The Company, its agent, a broker, the Trustee or any paying agent, as the case may be, will be required to withhold tax from any payment that is subject to backup withholding at a rate of 31% of such payment if the U.S. Holder fails to furnish his taxpayer identification number (social security number or employer identification number) within a reasonable time after a request therefor, to certify that such U.S. Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, all corporations) are not subject to the backup withholding and information reporting requirements.

     Under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by the Company or any agent thereof (in its capacity as such) to a Holder of a Note who has provided certain required certification under penalties of perjury that it is not a U.S. Holder or has otherwise established an exemption (provided that neither the Company nor such agent has actual knowledge that the Holder is a U.S. Holder or that the conditions of any other exemption are in fact satisfied).

     Payment of the proceeds from the sale by a U.S. Holder of a Note made to or through a non-U.S. office of a broker will not be subject to U.S. information reporting or backup withholding, except that, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, U.S. information reporting, but not backup withholding, may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to U.S. information reporting and backup withholding unless the Holder certifies as to its non-U.S. status or otherwise establishes an exemption from U.S. information reporting and backup withholding.

     Any amounts withheld under the backup withholding rules from a payment to a Holder may be claimed as a credit against such Holder's U.S. federal income tax liability; provided that the required information is provided to the IRS.

  FOREIGN HOLDERS

     Foreign Holders generally will not be subject to U.S. federal income or withholding tax on (a) interest and Additional Amounts, if any, in respect of the Notes unless such payments are effectively connected with the conduct by the Foreign Holder of a trade or business within the United States, or (b) gains realized on the sale, exchange or retirement of a Note unless (i) such gain is effectively connected with the conduct by the Foreign Holder of a trade or business within the United States or (ii) in the case of gain realized by an individual Foreign Holder, the Foreign Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

     Notes held (or treated as held) by an individual who is a Foreign Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that any interest on the Notes would have qualified as portfolio interest if received by such individual at the time of his or her death.

                              PLAN OF DISTRIBUTION

     Based on positions taken by the staff of the Commission set forth in no-action letters issued to Exxon Capital Holdings Corp. and Morgan Stanley & Co. Inc., among others, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired Notes directly from the Company, or (iii) broker-dealers who acquired Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions for the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes; provided that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resales of such Exchange Notes. To date, the staff of the Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the Exchange Offer (other than a resale of an unsold allotment from the sale of the Outstanding Notes to the Initial Purchasers thereof) with the Prospectus contained in the Exchange Offer Registration Statement. Pursuant to the Registration Rights Agreement, the Company has agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of such Exchange Notes. The Company has agreed that, for a period of 180 days after the Exchange Offer has been consummated, it will make this Prospectus, and any amendment or supplement to this Prospectus, available to any broker-dealer that requests such documents in the Letter of Transmittal.

     Each holder of Outstanding Notes who wishes to exchange its Outstanding Notes for Exchange Notes in the Exchange Offer will be required to make certain representations to the Company as set forth in "Terms of the Exchange
Offer -- Terms and Conditions of the Letter of Transmittal". In addition, each holder who is a broker-dealer and who receives Exchange Notes for its own account in exchange for Outstanding Notes that were acquired by it as a result of market-making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such Exchange Notes.

     Holders who tender Outstanding Notes in the Exchange Offer with the intention to participate in a distribution of the Exchange Notes may not rely upon the Morgan Stanley or similar no-action letters.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter' within the meaning of the Securities Act.

     The Company has agreed to pay all expenses incidental to the Exchange Offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the Outstanding Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

                                 LEGAL MATTERS

     Certain legal matters regarding the validity of the Exchange Notes offered hereby and the United States federal income tax consequences of the Exchange Offer will be passed upon for the Company by Shearman & Sterling.

EXPERTS

     The consolidated financial statements of Hermes Europe Railtel B.V. at December 31, 1995 and 1996, and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Reviseurs d'Entreprises S.C.C., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          GENERAL LISTING INFORMATION

LISTING

     Application has been made to list the Exchange Notes on the Luxembourg Stock Exchange. The Articles of Association of the Company and the legal notices relating to the exchange of the Outstanding Notes for the Exchange Notes will be deposited prior to the listing with the Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d'Arrondissement a Luxembourg), where such documents are available for inspection and where copies thereof can be obtained upon request. As long as the Exchange Notes are listed on the Luxembourg Stock Exchange, an Agent for making payments on, and transfers of, Exchange Notes will be maintained in Luxembourg.

CONSENTS

     The Company has obtained all necessary consents, approvals and authorizations in connection with the exchange of Outstanding Notes for Exchange Notes. The issue of the Notes was authorized by resolutions of the Board of Supervisory Directors of the Company passed on July 22, 1997.

NO MATERIAL CHANGE

     Except as disclosed in this Prospectus, there has been no material adverse change in the financial position of the Company and its subsidiaries since June 30, 1997.

LITIGATION

     Neither the Company nor any of its subsidiaries or affiliates is involved in any litigation or arbitration proceedings which relate to claims or amounts which are material in the context of the issue of the Notes or that may have, or have had during the 12 months preceding the date of this Prospectus, a material adverse effect on the financial position of the Company, nor, so far as any of them is aware, is any such proceeding pending or threatened.

FINANCIAL STATEMENTS

     The consolidated accounts of the Company for the two years ended December 31, 1996 have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The unaudited consolidated interim accounts for the three and six months ended June 30, 1996 and 1997 were prepared in accordance with U.S. GAAP.

DOCUMENTS FOR INSPECTION

     Copies of the following documents may be inspected at the specified office of the Paying and Transfer Agent in Luxembourg.

     - Articles of Association of the Company;

     - the Purchase Agreement, Registration Rights Agreement and Escrow Agreement relating to the Notes; and

     - the Indenture relating to the Notes (which includes the form of the Note certificates).

     In addition, copies of the most recent consolidated financial statements of the Company for the preceding financial year, and any interim quarterly financial statements published by the Company, will be available at the specified office of the Paying and Transfer Agent in Luxembourg for as long as the Notes are listed on the Luxembourg Stock Exchange. The Company publishes only consolidated financial statements.

CLEARING SYSTEMS

     The Notes distributed pursuant to Regulation S and represented by the Regulation S Global Certificate have been accepted for clearance through the facilities of Euroclear and Cedel. Relevant trading information is set forth below. The ISIN number is USN40243AA09. The CUSIP number for the Notes distributed pursuant to Rule 144A represented by the Restricted Global Certificate is 427516AA7 and for the Notes distributed pursuant to Regulation S and represented by the Regulation S Global Certificate is N40243AA0.

NOTICES

     All notices shall be deemed to have been given upon (i) the mailing by first class mail, postage prepaid, of such notices to Holders of the Notes at their registered addresses as recorded in the Register; and (ii) so long as the Notes are listed on the Luxembourg Stock Exchange and it is required by the rules of the Luxembourg Stock Exchange, publication of such notice to the Holders of the Notes in English in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxembourg Wort) or, if such publication is not practicable, in one other leading English language daily newspaper with general circulation in Europe, such newspaper being published on each Business Day in morning editions, whether or not it shall be published in Saturday, Sunday or holiday editions.

                                    GLOSSARY

     Accounting Rate Mechanism (ARM). The current system of bilateral settlement agreements between PTOs under which tariffs for cross-border pan-European-switched voice traffic are determined.

     Add-drop multiplexer (ADM). A multiplexer which controls cross connect between individual circuits by software, permitting dynamic cross connect of individual 64 kbps circuits within an E1 line.

     Asynchronous Transfer Mode (ATM). A switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, data and video at varying rates. The ATM format can be used by many different information systems, including LANs.

     Bps. Bits per second; the basic measuring unit of speed in a digital transmission system; the number of bits that a transmission facility can convey between a sending location and a receiving location in one second.

     Backbone. The through-portions of a transmission network, as opposed to spurs which branch off the through-portions.

     Bandwidth. The range of frequencies that can be passed through a medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium. For fiber optic transmission, electronic transmitting devices determine the bandwidth, not the fibers themselves. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

     Capacity.  Refers to transmission.

     Carrier. A provider of communications transmission services by fiber, wire or radio.

     CCITT.  International Telegraph and Telephone Consultative Committee.

     Closed User Group. A group of customers with some affiliation with one another and which are treated for regulatory purposes as not being the public.

     Competitive Local Telecommunications Provider. A company that provides its customers with an alternative to the local telephone company for local transport of private line, special access and transport of switched access telecommunications services. Competitive Local Telecommunications Providers are also referred to in the industry as alternative local telecommunications service providers (ALTS), Competitive Access Providers (CAPs) and Competitive Local Exchange Carriers (CLECs).

     Dark Fiber. Fiber that lacks the requisite electronic and optronic equipment necessary to use the fiber for transmission.

     Dedicated. Refers to telecommunications lines dedicated to or reserved for use by particular customers along predetermined routes (in contrast to telecommunications lines within the local telephone company's public switched network).

     Digital. Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

     E1.  Data transmission rate of approximately 2 Mbps.

     E3.  Data transmission rate of approximately 34 Mbps.

     Enhanced Network Services. Telecommunications services providing digital connectivity, primarily for data applications, via frame relay, ATM, or digital interexchange private line facilities. Enhanced network services also include applications on such networks, including Internet access and other Internet services.

     Frame Relay. A wide area transport technology that organizes data into units called frames instead of providing fixed bandwidth as with private lines. A high-speed, data-packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56 kilobits per second to 1.5 megabits per second. This service is well-suited for connecting local area networks, but is not presently well suited for voice and video applications due to the variable delays which can occur. Frame Relay was designed to operate at high speeds on modern fiber optic networks.

     Gbps. Gigabits per second, which is a measurement of speed for digital signal transmission expressed in billions of bits per second.

     Hertz. The unit for measuring the frequency with which an electromagnetic signal cycles through the zero-value state between lowest and highest states. One Hz (Hertz) equals one cycle per second. kHz (kilohertz) stands for thousands of Hertz; MHz (megahertz) stands for millions of Hertz.

     Interconnect. Connection of a telecommunications device or service to the PSTN.

     International Simple Resale. Refers to the wholesale purchase of IPLCs from facilities-based carriers and the reselling of such capacity to customers for switched telephone service.

     IPLC.  International Private Leased Circuits.

     ITU. International Telecommunications Union, a worldwide telecommunications organization under the auspices of the United Nations.

     Kbps. Kilobits per second, which is a measurement of speed for digital signal transmission expressed in thousands of bits per second.

     Local Area Network (LAN). The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer's premises and may be extended or interconnected to other locations through the use of bridges and routers.

     Local Loop. The local loop is that portion of the local telephone network that connects the customer's premises to the local exchange provider's central office or switching center. This includes all the facilities starting from the customer premise interface which connects to the inside wiring and equipment at the customer premise to a terminating point within the switching wire center.

     Mbps. Megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.

     Multiplexing. The use of some means to inter-leave narrow-band or slow-speed data from multiple sources in order to make use of a wide-band or high-speed channel.

     Nodes. Locations within the network housing electronic equipment and/or switches which serve as intermediate connection points to send and receive transmission signals.

     Plesiochronous Digital Hierarchy (PDH). A method of controlling the timing between transmission and switching systems that is not synchronized but rather relies on highly accurate clocks to minimize the slip rates between switching nodes.

     Points of Presence (POPs). Locations where a carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that carrier.

     PSTN.  Public switched telecommunications network.

     Public Telecommunications Operator (PTO). A licensed telecommunications common carrier.

     Redundant Electronics. Describes a telecommunications facility using two separate electronic devices to transmit the telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

     Regeneration/amplifier. Devices which automatically re-transmit or boost signals on an out-bound circuit.

     Route Kilometers. The number of kilometers along which fiber optic cables are installed.

     Route Mile. The number of miles along which fiber optic cables are installed.

     STM-1.  Data transmission rate of approximately 155 Mbps.

     STM-4.  Data transmission rate of approximately 622 Mbps.

     STM-16.  Data transmission rate of approximately 2,488 Mbps.

     STM-64.  Data transmission rate of approximately 9,952 Mbps.

     Switch. A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnection circuits to form a transmission path between users. Switches allow local telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

     Synchronous Digital Hierarchy (SDH). SDH is a set of standards for optical communications transmission systems that define optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SDH facilitates the interoperability of dissimilar vendors' equipment and benefits customers by minimizing the equipment necessary for telecommunications applications. SDH also improves the reliability of the local loop connecting customers' premises to the local exchange provider, historically one of the weakest links in the service delivery.

     Time Division Multiplexing (TDM). A multiplexing technique allowing multiple signals to be carried simultaneously on a fiber by allocating resources on a time interval basis.

     Trunk.  A telephone circuit with a switch at both ends.

     Wavelength Division Multiplexing (WDM). A multiplexing technique allowing multiple different signals to be carried simultaneously on a fiber by allocating resources according to frequency on non-overlapping frequency bands.

     X.25. A CCITT standard governing the interface between data terminals and data circuit termination equipment for terminals on packet-switched data networks.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
YEAR END FINANCIAL STATEMENTS
Report of Ernst & Young Reviseurs d'Entreprises S.C.C., Independent Auditors..........   F-2
Audited Consolidated Financial Statements:
  Consolidated Balance Sheets as of December 31, 1995 and 1996........................   F-3
  Consolidated Statements of Operations for the years ended December 31, 1994, 1995
     and 1996 and from inception (July 6, 1993) to December 31, 1996..................   F-4
  Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995
     and 1996 and from inception (July 6, 1993) to December 31, 1996..................   F-5
  Consolidated Statements of Shareholders' Equity from inception (July 6, 1993) to
     December 31, 1993 and for the years ended December 31, 1994, 1995 and 1996.......   F-6
Notes to Consolidated Financial Statements............................................   F-7

SECOND QUARTER FINANCIAL STATEMENTS (UNAUDITED)
Condensed Consolidated Balance Sheets as of December 31, 1996 and June 30, 1997.......  F-16
Condensed Consolidated Statements of Operations for the three and six months ended
  June 30, 1996 and 1997..............................................................  F-17
Condensed Consolidated Statements of Cash Flows for the three and six months ended
  June 30, 1996 and 1997..............................................................  F-18
Notes to the Condensed Consolidated Financial Statements..............................  F-19

                 REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

To the Board of Directors and
the Shareholders of
Hermes Europe Railtel B.V.

     We have audited the accompanying consolidated balance sheets of Hermes Europe Railtel B.V. (a development stage company) as of December 31, 1995 and 1996, and the related consolidated statements of operations, cash flows, and shareholders' equity for the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hermes Europe Railtel B.V. at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.

June 11, 1997 except for Note 9, which
is as of July 15, 1997

Ernst & Young Reviseurs d'Entreprises S.C.C.

Represented by

L. SWOLFS
Partner

                           HERMES EUROPE RAILTEL B.V.
                         (A DEVELOPMENT STAGE COMPANY)
                          CONSOLIDATED BALANCE SHEETS

                                                                                          PRO FORMA AT
                                                                                          DECEMBER 31,
                                                            DECEMBER 31,   DECEMBER 31,       1996
                                                                1995           1996       (UNAUDITED)
                                                            ------------   ------------   ------------
                                                                (IN THOUSANDS, EXCEPT SHARE DATA)
                          ASSETS
Current assets
  Cash and cash equivalents...............................    $  5,784       $  2,013       $  1,125
  Restricted cash.........................................          --          3,840          3,840
  Accounts receivable.....................................          --             84             84
  Due from affiliated companies...........................          67            491            491
  Other assets............................................         579          1,100          1,100
                                                            ------------   ------------   ------------
          Total current assets............................       6,430          7,528          6,640
Property and equipment, net...............................       4,671         20,303         20,303
                                                            ------------   ------------   ------------
          Total Assets....................................    $ 11,101       $ 27,831       $ 26,943
                                                            ==========     ==========     ==========

           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued expenses...................    $  4,659       $  8,476       $  8,476
  Due to affiliated companies.............................       2,117          3,344          3,344
  Debt maturing within one year...........................           9             63             63
  Other current liabilities...............................          --             24             24
                                                            ------------   ------------   ------------
          Total current liabilities.......................       6,785         11,907         11,907
Long-term debt, less current portion......................          10            499            499
Pension obligation........................................          --              8              8
                                                            ------------   ------------   ------------
          Total Liabilities...............................       6,795         12,414         12,414
Commitments and contingencies
Shareholders' loans.......................................       8,353         34,863             --
SHAREHOLDERS' EQUITY
  Common stock, 1,000 Dutch guilders par value (305 shares
     authorized and 80 shares issued and outstanding at
     December 31, 1995 and 1996; 297,000 shares authorized
     and 174,679 shares issued and outstanding on a pro
     forma basis at December 31, 1996)....................          45             45         88,829
  Additional paid-in capital..............................       2,884          2,884          6,612
  Shareholder receivable..................................          --             --        (58,537)
  Cumulative translation adjustment.......................        (254)           316            316
  Deficit accumulated during the development stage........      (6,722)       (22,691)       (22,691)
                                                            ------------   ------------   ------------
          Total Shareholders' Equity......................      (4,047)       (19,446)        14,529
                                                            ------------   ------------   ------------
          Total Liabilities and Shareholders' Equity......    $ 11,101       $ 27,831       $ 26,943
                                                            ==========     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                           HERMES EUROPE RAILTEL B.V.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                               ACTIVITY
                                                                                                 FROM
                                                                YEAR ENDED                    INCEPTION
                                                ------------------------------------------     (JULY 6,
                                                DECEMBER 31,                                   1993) TO
                                                    1994       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                (UNAUDITED)        1995           1996           1996
                                                ------------   ------------   ------------   ------------
                                                                     (IN THOUSANDS)
Revenues......................................     $   --        $     --       $     48       $     48
Operating costs and expenses:
  Cost of revenues............................         --              --          4,694          4,694
  Selling, general and administrative.........        183           6,637         10,552         17,372
                                                ------------   ------------   ------------   ------------
                                                      183           6,637         15,246         22,066
                                                ------------   ------------   ------------   ------------
Loss from operations..........................       (183)         (6,637)       (15,198)       (22,018)
Other income/(expense):
  Interest income.............................         18             125            508            651
  Interest expense............................         --              (9)          (153)          (162)
  Foreign currency (losses) gains.............        (55)             19         (1,126)        (1,162)
                                                ------------   ------------   ------------   ------------
                                                      (37)            135           (771)          (673)
                                                ------------   ------------   ------------   ------------
Loss before income taxes......................       (220)       $ (6,502)      $(15,969)      $(22,691)
Income taxes..................................         --              --             --             --
                                                ------------   ------------   ------------   ------------
Net Loss......................................     $ (220)       $ (6,502)      $(15,969)      $(22,691)
                                                ==========     ==========     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                           HERMES EUROPE RAILTEL B.V.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             YEAR ENDED                     ACTIVITY FROM
                                             ------------------------------------------       INCEPTION
                                             DECEMBER 31,                                 (JULY 6, 1993) TO
                                                 1994       DECEMBER 31,   DECEMBER 31,     DECEMBER 31,
                                             (UNAUDITED)        1995           1996             1996
                                             ------------   ------------   ------------   -----------------
                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES
  Net loss.................................    $   (220)      $ (6,502)      $(15,969)        $ (22,691)
  Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation and amortization.........           5             11            658               674
     Deferred interest.....................          --             --            125               125
     Changes in assets and liabilities:
       Accounts receivable.................          --             --            (84)              (84)
       Deposits............................          --            (17)          (589)             (606)
       Accounts payable and accrued
          expenses.........................          89          4,570          3,817             8,476
       Other changes in assets and
          liabilities......................         (41)          (521)           100              (462)
                                             ------------   ------------   ------------   -----------------
          Net cash used in operating
            activities.....................        (167)        (2,459)       (11,942)          (14,568)
INVESTING ACTIVITIES
  Purchases of property and equipment......         (52)        (4,635)       (16,290)          (20,977)
  Restricted cash..........................          --             --         (3,840)           (3,840)
                                             ------------   ------------   ------------   -----------------
          Net cash used in investing
            activities.....................         (52)        (4,635)       (20,130)          (24,817)
FINANCING ACTIVITIES
  Proceeds from debt.......................          --             19            543               562
  Net proceeds from issuance of common
     stock.................................       1,028          1,901             --             2,929
  Proceeds from shareholders' loans........          --          8,353         26,385            34,738
  Due to affiliated companies, net.........          --          2,050            803             2,853
                                             ------------   ------------   ------------   -----------------
          Net cash provided by financing
            activities.....................       1,028         12,323         27,731            41,082
Effect of exchange rate changes on cash and
  cash equivalents.........................          58           (312)           570               316
                                             ------------   ------------   ------------   -----------------
Net increase (decrease) in cash and cash
  equivalents..............................         867          4,917         (3,771)            2,013
Cash and cash equivalents at beginning of
  period...................................          --            867          5,784                --
                                             ------------   ------------   ------------   -----------------
Cash and cash equivalents at end of
  period...................................    $    867       $  5,784       $  2,013         $   2,013
                                             ==========     ==========     ==========     =============

   The accompanying notes are an integral part of these financial statements.

                           HERMES EUROPE RAILTEL B.V.
                         (A DEVELOPMENT STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

     For the period from July 6, 1993 (date of inception) to December 31, 1993 and the years ended December 31, 1994, 1995 and 1996:

                                                                                           DEFICIT
                                                                                         ACCUMULATED
                                                 COMMON STOCK   ADDITIONAL  CUMULATIVE    DURING THE       TOTAL
                                                --------------   PAID-IN    TRANSLATION  DEVELOPMENT   SHAREHOLDERS'
                                                SHARES  AMOUNT   CAPITAL    ADJUSTMENT      STAGE         EQUITY
                                                ------  ------  ----------  -----------  ------------  -------------
                                                                  (IN THOUSANDS EXCEPT SHARE DATA)
Issuance of shares on July 6, 1993 (date of
  inception)...................................   40     $ 21     $   --      $    --      $     --      $      21
                                                  --
                                                          ---     ------       ------      --------       --------
BALANCE AT DECEMBER 31, 1993...................   40       21         --           --            --             21
Proceeds from the sale of common stock.........   21       11        996           --            --          1,007
Translation adjustment.........................   --       --         --           58            --             58
Net loss.......................................   --       --         --           --          (220)          (220)
                                                  --
                                                          ---     ------       ------      --------       --------
BALANCE AT DECEMBER 31, 1994...................   61       32        996           58          (220)           866
Proceeds from the sale of common stock.........   19       13      1,888           --            --          1,901
Translation adjustment.........................   --       --         --         (312)           --           (312)
Net loss.......................................   --       --         --           --        (6,502)        (6,502)
                                                  --
                                                          ---     ------       ------      --------       --------
BALANCE AT DECEMBER 31, 1995...................   80       45      2,884         (254)       (6,722)        (4,047)
Translation adjustment.........................   --       --         --          570            --            570
Net loss.......................................   --       --         --           --       (15,969)       (15,969)
                                                  --
                                                          ---     ------       ------      --------       --------
BALANCE AT DECEMBER 31, 1996...................   80     $ 45     $2,884      $   316      $(22,691)     $ (19,446)
                                                  ==      ===     ======       ======      ========       ========

   The accompanying notes are an integral part of these financial statements.

                           HERMES EUROPE RAILTEL B.V.
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  NATURE OF BUSINESS OPERATIONS

     Hermes Europe Railtel B.V. (the "Company") intends to become the leading pan-European carriers' carrier by constructing and operating a managed, seamless, fiber optic, pan-European network, and providing high-quality trans-border transmission services to telecommunications carriers across Europe.

     The Company is 50% owned by HIT Rail B.V.("HIT Rail"), a consortium of eleven European railway companies and 50% owned by GTS-Hermes, Inc.("GTS-Hermes"), a U.S. holding company that is a wholly-owned subsidiary of Global TeleSystems Group, Inc., a provider of a broad range of telecommunications services to businesses, other telecommunications service providers and consumers through its operations of voice and data networks, international gateways, local access and cellular networks and the provision of various value added services in markets outside of the United States.

     The Company is still a development stage enterprise, as currently the telecommunications network is being configured. The buildout of the network started in 1996; full commercial services are anticipated to commence in the first half of 1998.

     The Company had working deficits of approximately $4.4 million and $0.4 million as of December 31, 1996 and 1995, respectively. The Company had an accumulated deficit of $22.7 million as of December 31, 1996, including a net loss of approximately $16.0 million for the year then ended. During 1997, the Company expects to incur substantial expenditures for working capital and capital expenditure requirements. The Company's working capital at December 31, 1996, plus its anticipated cash flows from operations for 1997, will not be sufficient to meet such objectives as presently planned.

     Management recognizes that the Company must generate additional capital resources in order to continue its buildout of the network. The Company is pursuing other equity and debt financing sources and has entered into substantive negotiations with various financial institutions in order to obtain further debt financing and is expecting to complete a recapitalization (the "Recapitalization") by the end of August, 1997 (see Note 9, "Subsequent Events and Pro Forma Adjustments").

     The financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. If the going concern assumptions were not appropriate for these financial statements, then adjustments would have been necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The financial statements include the accounts of Hermes Europe Railtel B.V., its Belgian branch and of Hermes Europe Railtel N.V. All significant intercompany accounts and transactions are eliminated upon consolidation.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1995 consolidated financial statements in order to conform to the 1996 presentation.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company had $3.8 million of restricted cash at December 31, 1996.

                           HERMES EUROPE RAILTEL B.V.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The restricted cash is primarily related to cash held in escrow in compliance with an agreement with a major vendor.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is calculated on a straight-line basis over the estimated lives ranging from five to seven years for telecommunications equipment and three to ten years for furniture, fixtures and equipment and other property. A substantial part of the costs includes construction in process, which is currently related to the configuration and build-out of the network, and these costs primarily consist of labor. These costs are transferred to telecommunications equipment in service as construction is completed and/or equipment is placed into service. Depreciation is recorded commencing with the first full month that the assets are in service. Maintenance and repairs are charged to expense as incurred.

     The Company intends to capitalize material interest costs associated with the construction of telecommunications equipment; however, no interest costs have been capitalized as of December 31, 1996.

LONG-LIVED ASSETS

     Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with SFAS No. 121, long-lived assets to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on an estimate of discounted cash flow analysis. During the years ended December 31, 1995 and 1996, the Company's analyses indicated that there was not an impairment of its long-lived assets.

INCOME TAXES

     The Company uses the liability method of accounting for income taxes. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis as reported in the consolidated financial statements.

FOREIGN CURRENCY TRANSLATION

     The accounting records of the Dutch B.V. company are maintained in Dutch guilders. The accounting records of the Belgian branch and the Belgian N.V. company are maintained in Belgian francs. The functional currency for the Company has been determined to be the Belgian franc. Therefore, the Dutch guilder statements have been remeasured into Belgian franc equivalents, consolidated with the Belgian branch and Belgian N.V. statements and then translated into U.S. dollar equivalents for the purpose of preparing the accompanying financial statements, in accordance with accounting principles generally accepted in the United States.

                           HERMES EUROPE RAILTEL B.V.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     The Company follows a translation policy in accordance with SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated at the rates of exchange at the balance sheet date. Income and expense accounts are translated at average monthly rates of exchange. The resultant translation adjustments are included in the cumulative translation adjustment, a separate component of shareholders' equity. Gains and losses from foreign currency transactions are included in the operations.

REVENUE RECOGNITION

     The Company's revenue is associated with its customers right to use the network and is recognized on a straight-line basis over the terms of the customer contracts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company believes that the carrying amount of its assets and liabilities reported in the balance sheets approximates their fair value.

OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains most of its cash and cash equivalents in high quality European financial institutions.

     The Company does not now hedge against foreign currency fluctuations, although the Company may implement such practices in the future. Under current practices, the Company's results from operations could be adversely affected by fluctuations in foreign currency exchange rates.

USES OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of these consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3:  SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                   DECEMBER 31,   DECEMBER 31,
                                                                       1995           1996
                                                                   ------------   ------------
                                                                         (IN THOUSANDS)
    Other assets consist of:
      Deposits...................................................     $   17        $    606
      VAT receivable.............................................        272             402
      Other assets...............................................        290              92
                                                                   ------------   ------------
              Total other assets.................................     $  579        $  1,100
                                                                   ==========     ==========

                           HERMES EUROPE RAILTEL B.V.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3:  SUPPLEMENTAL BALANCE SHEET INFORMATION (CONTINUED)

                                                                   DECEMBER 31,   DECEMBER 31,
                                                                       1995           1996
                                                                   ------------   ------------
                                                                         (IN THOUSANDS)
    Property and equipment, net consists of:
      Construction in process....................................     $3,879        $ 12,981
      Telecommunications equipment in service....................         --           4,947
      Furniture, fixtures and equipment..........................        807           2,507
      Leasehold improvements.....................................          2             543
                                                                   ------------   ------------
                                                                       4,688          20,978
         Less: accumulated depreciation..........................         17             675
                                                                   ------------   ------------
              Total property and equipment, net..................     $4,671        $ 20,303
                                                                   ==========     ==========
    Accounts payable and accrued expenses consist of:
      Trade accounts payable.....................................      2,225           5,445
      Accrued salaries and bonuses...............................        668           1,924
      Accrued vacation expense...................................        110             774
      Accrued legal expenses.....................................        522             147
      Accrued expense............................................      1,134             186
                                                                   ------------   ------------
                                                                      $4,659        $  8,476
                                                                   ==========     ==========

NOTE 4:  DEBT OBLIGATIONS

     Company debt consists of:

                                                                   DECEMBER 31,   DECEMBER 31,
                                                                       1995           1996
                                                                   ------------   ------------
                                                                         (IN THOUSANDS)
    Debt obligation, vendor financing agreement with quarterly principal payments and maturing on October 1, 2004 at 6.8%
      interest...................................................      $ --           $562
    Other financing agreements with interest at 10.2%............        19             --
                                                                        ---         ------
    Less: debt maturing within one year..........................         9             63
                                                                        ---         ------
    Total long-term debt.........................................      $ 10           $499
                                                                   ==========     ==========

     Aggregate maturities of long-term debt, as of December 31, 1996, are as follows: 1997 -- $0.06 million, 1998 -- $0.06 million, 1999 -- $0.06 million,
2000 -- $0.07 million, 2001 -- $0.07 million and $0.2 million thereafter.

     The Company paid interest of $0.02 million and $0.01 million in 1996 and 1995, respectively. The Company did not pay interest in 1994.

NOTE 5:  DEFINED BENEFIT PLAN

     The Company established a defined benefit pension plan in 1995 that covers substantially all of its employees upon twenty-five years of age and at least one year of service. The benefits are based on years of service and the employee's compensation. The Company has entered into an arrangement with an insurance company for the provision of a group insurance policy (the "Policy"). Under the Policy, the insurance provider has undertaken a legal obligation to provide specified benefits to participants in return for a fixed premium; accordingly, the Company no longer bears significant financial risk. Premium payments for the

                           HERMES EUROPE RAILTEL B.V.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5:  DEFINED BENEFIT PLAN (CONTINUED)
Policy are partly paid by the employee; based on specified terms that consider the employees annual salary, with the remaining premium paid by the employer. Premiums are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

\ The following table sets forth the plan's funded status and amounts recognized at December 31, 1996:

                                                                             (IN THOUSANDS)
    Actuarial present value of benefit obligations:
      Accumulated benefit obligation.......................................      $ (136)
                                                                                -------
      Projected benefit obligation for service rendered to date............      $ (388)
      Plan assets at fair value, primarily Belgian bonds...................         338
                                                                                -------
      Projected benefit obligations in excess of plan assets...............         (50)
      Unrecognized net obligation..........................................          42
                                                                                -------
      Pension obligation...................................................      $    8
                                                                             ===========
    Net pension cost for 1996 included the following components:
      Service cost -- benefits earned during the period....................      $  365
      Interest cost on projected benefit obligation........................           3
      Actual return on plan assets.........................................          (9)
      Net amortization.....................................................           2
                                                                                -------
              Net periodic pension cost....................................      $  361
                                                                             ===========

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 4.5%. The expected long-term rate of return on assets was 7.0%

NOTE 6:  INCOME TAXES

     The components of loss before income taxes were as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                             1994       1995         1996
                                                             -----     -------     --------
    Pretax loss:
      Domestic (the Netherlands)...........................  $ (95)    $  (422)    $   (608)
      Foreign..............................................   (125)     (6,080)     (15,361)
                                                             -----     -------     --------
                                                             $(220)    $(6,502)    $(15,969)
                                                             =====     =======     ========

     No current income taxes are due as the Company incurred losses due to the start-up activities in the Belgian branch and the Company.

                           HERMES EUROPE RAILTEL B.V.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6:  INCOME TAXES (CONTINUED)
     A deferred tax asset is recorded based on temporary differences between earnings as reported in the financial statements and earnings for income tax purposes. The following table summarizes major components of the Company's deferred tax asset:

                                                                   DECEMBER        DECEMBER
                                                                      31,             31,
                                                                     1995            1996
                                                                  -----------     -----------
                                                                        (IN THOUSANDS)
    Deferred tax assets:
      Net operating loss carryforwards..........................    $ 3,919        $  11,729
                                                                  -----------     -----------
    Net deferred tax assets.....................................      3,919           11,729
    Less: valuation allowance...................................     (3,919)         (11,729)
                                                                  -----------     -----------
              Total.............................................    $    --        $      --
                                                                  =========        =========

     As of December 31, 1996, the Company had net operating loss carryforwards for Belgian and Dutch income tax purposes of approximately $29.3 million, which are recoverable from profits for an unlimited period of time.

NOTE 7:  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     Operating lease commitments are primarily for office space and car rental. The office lease has a term of nine years, expiring on June 30, 2005, with an option to cancel January 1, 2002 with a penalty of six months, rental payment as well as the remaining principal due on the debt obligation (see Note 4, "Debt Obligations"). In addition, the Company received a reduction in annual expense during the first three years of the lease. This reduction is being amortized over the first six years of the lease, using a straight-line method.

     Rental expense aggregated approximately $0.5 million and $0.7 million, net of sublease income of $0.01 million and $0.08 million for the years ended December 31, 1996 and 1995, respectively. The Company did not have rent expense in 1994.

     Future minimum lease payments under these non-cancelable operating leases with terms of one year or more, as of December 31, 1996, are as follows:
1997 -- $1.1 million, 1998 -- $1.1 million, 1999 -- $1.2 million, 2000 -- $1.2 million, 2001 -- $1.2 million and $0.6 million thereafter.

OTHER MATTERS

     In the ordinary course of business, the Company may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the regulatory environments in which the Company currently or intends to operate. In the opinion of management, the Company's liability, if any, in all pending litigation, or other legal proceeding or other matter other than what is discussed above, will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

                           HERMES EUROPE RAILTEL B.V.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8:  RELATED PARTY TRANSACTIONS

     The Company received financing through shareholders' loan transactions provided by HIT Rail and GTS-Hermes. The components of the Company's shareholder loans are as follows:

                                                                   DECEMBER 31,   DECEMBER 31,
                                                                       1995           1996
                                                                   ------------   ------------
                                                                         (IN THOUSANDS)
    HIT Rail.....................................................     $6,425        $ 13,999
    GTS-Hermes...................................................      1,928          20,864
                                                                   ------------   ------------
              Total shareholders' loans..........................     $8,353        $ 34,863
                                                                   ==========     ==========

     The amount due from GTS H.E.R. includes $0.1 million of accrued interest at December 31, 1996. The loans will be converted into shares of the Company's common stock as part of the Recapitalization which is expected to be completed by the end of August, 1997 (see Note 9, "Subsequent Events and Pro Forma Adjustments").

NOTE 9:  SUBSEQUENT EVENTS AND PRO FORMA ADJUSTMENTS

     Subsequent to December 31, 1996, Hermes Europe Railtel N.V. began negotiating a new lease on a second office building, which is currently being constructed. The terms of the lease are expected to be finalized by the fourth quarter of 1997, the expected completion date of the construction. The lease period will be for eight years and will have an annual expense of $0.4 million to be paid in quarterly installments.

     In January and February 1997, additional loans of ECU 6.4 million (approximately $7.5 million) were advanced to the Company by GTS-Hermes. These loans were converted into shares of the Company's common stock ("Common Stock") as part of the Recapitalization. In addition, loans of ECU 5.4 million (approximately $6.1 million) were advanced to the Company in February and April 1997 by individual members of HIT Rail. These loans are expected to be converted into Common Stock as part of the Recapitalization discussed below.

     To increase the equity of the Company by means of the contribution of fiber optic cable leases and/or cash by its current partners and individual shareholders of HIT Rail, the Company expects to complete the Recapitalization by the end of August, 1997.

     Pursuant to the Recapitalization, the Company extended rights to subscribe to additional Common Stock to GTS-Hermes, HIT Rail and the eleven individual members of the HIT Rail consortium. HIT Rail and eight of the members of HIT Rail have declined to exercise their rights, while GTS-Hermes and three of the members of HIT Rail have indicated that they intend to exercise their rights.

     The first phase of the Recapitalization was completed on July 7, 1997. As a result, all shareholders' loans from GTS-Hermes and HIT Rail were converted into Common Stock. In addition, GTS-Hermes exercised its right to subscribe to additional Common Stock, resulting in a contribution of ECU 46.0 million (approximately $51.1 million), which will be paid to the Company by September 30, 1997. The first phase of the Recapitalization resulted in the following ownership of the Company:

                                            SHARES             CONVERSION OF       EXERCISE        SHARES
                                       DECEMBER 31, 1996    SHAREHOLDERS' LOANS    OF RIGHTS    JULY 7, 1997
                                       -----------------    -------------------    ---------    ------------
    GTS-Hermes......................           40                  50,197            100,395       150,632
    HIT Rail........................           40                  24,007                 --        24,047
                                               --
                                                                   ------            -------       -------
                                               80                  74,204            100,395       174,679
                                               ==                  ======            =======       =======

                           HERMES EUROPE RAILTEL B.V.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9:  SUBSEQUENT EVENTS AND PRO FORMA ADJUSTMENTS (CONTINUED)
     Under Dutch law, the Company is required to pay a 1% capital duty tax on all issuances of common stock, which will result in the Company paying a capital duty tax of approximately $0.9 million. The pro forma balance sheet at December 31, 1996 gives effect to the first phase of the Recapitalization as discussed above.

     Additional phases of the Recapitalization are expected to include the conversion of loans of ECU 5.4 million (approximately $6.1 million) advanced to the Company by two of the individual members of HIT Rail, as well as the contribution of fiber optic cable leases. If all three individual members of HIT Rail participate in the Recapitalization as anticipated, it will result in the following ownership of the Company:

                                                      SHARES       ADDITIONAL    SHARES AT COMPLETION
                                                   JULY 7, 1997      SHARES      OF RECAPITALIZATION
                                                   ------------    ----------    --------------------
    GTS-Hermes...................................     150,632                           150,632
    HIT Rail.....................................      24,047                            24,047
    Individual members of the HIT Rail
      consortium.................................          --        21,385              21,385
                                                      -------        ------             -------
                                                      174,679        21,385             196,064
                                                      =======        ======             =======

                           HERMES EUROPE RAILTEL B.V.
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         FOR THE SECOND QUARTER OF 1997
                                   UNAUDITED

                           HERMES EUROPE RAILTEL B.V.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                                       PRO FORMA AT
                                                             DECEMBER 31,   JUNE 30,   JUNE 30, 1997
                                                                 1996         1997     (SEE NOTE 3)
                                                             ------------   --------   -------------
                                                                (IN THOUSANDS, EXCEPT SHARE DATA)
                          ASSETS
Current assets
  Cash and cash equivalents................................    $  2,013     $  1,050     $ 240,542
  Restricted cash..........................................       3,840        1,142        29,392
  Accounts receivable......................................          84          749           749
  Due from affiliated companies............................         491          624            --
  Other assets.............................................       1,100        5,995         5,995
                                                                 ------     --------      --------
          Total current assets.............................       7,528        9,560       276,678
Property and equipment, net................................      20,303       23,950        23,950
Deferred financing costs...................................          --           --        13,500
Restricted cash............................................          --           --        28,250
                                                                 ------     --------      --------
          Total assets.....................................    $ 27,831     $ 33,510     $ 342,378
                                                                 ======     ========      ========
           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued expenses....................       8,476        9,654         9,654
  Due to affiliated companies..............................       3,344        6,295            --
  Debt maturing within one year............................          63           29            29
  Other current liabilities................................          24          326           326
                                                                 ------     --------      --------
          Total current liabilities........................      11,907       16,304        10,009
Long-term debt, less current portion.......................         499          444       265,444
Pension obligation.........................................           8            8             8
                                                                 ------     --------      --------
          Total liabilities................................      12,414       16,756       275,461
Commitments and contingencies
Shareholders' loans........................................      34,863       48,491         6,142
Shareholders' equity
  Common stock, 1,000 Dutch guilders par value (305 shares
     authorized and 80 shares issued and outstanding at
     December 31, 1996 and June 30, 1997; 297,000 shares
     authorized and 174,679 shares issued and outstanding
     on a pro forma basis at June 30, 1997)................          45           45        88,829
  Additional paid-in capital...............................       2,884        2,884         6,612
  Cumulative translation adjustment........................         316       (1,945)       (1,945)
  Accumulated deficit......................................     (22,691)     (32,721)      (32,721)
                                                                 ------     --------      --------
          Total shareholders' equity.......................     (19,446)     (31,737)       60,775
                                                                 ------     --------      --------
          Total liabilities and shareholders' equity.......    $ 27,831     $ 33,510     $ 342,378
                                                                 ======     ========      ========

  The accompanying notes are an integral part of these condensed, consolidated financial statements.

                           HERMES EUROPE RAILTEL B.V.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (unaudited)

                                                     THREE MONTHS ENDED        SIX MONTHS ENDED
                                                          JUNE 30,                 JUNE 30,
                                                     -------------------     --------------------
                                                      1996        1997        1996         1997
                                                     -------     -------     -------     --------
                                                                    (IN THOUSANDS)
Revenues...........................................  $    --     $   404     $    --     $    593
                                                     --------    -------     -------
Operating costs and expenses:
  Cost of revenues.................................    1,103       1,487       2,251        3,304
  Selling, general and administrative..............    2,208       3,679       4,652        6,345
                                                     --------    -------     -------
                                                       3,311       5,166       6,903        9,649
                                                     --------    -------     -------
Loss from operations...............................   (3,311)     (4,762)     (6,903)      (9,056)
Other income/(expense):
  Interest income/(expense), net...................      140        (352)        300         (569)
  Foreign currency losses..........................     (302)       (667)       (514)        (405)
                                                     --------    -------     -------
                                                        (162)     (1,019)       (214)        (974)
                                                     --------    -------     -------
Loss before income taxes...........................   (3,473)     (5,781)     (7,117)     (10,030)
Income taxes.......................................       --          --          --           --
                                                     --------    -------     -------
Net loss...........................................  $(3,473)    $(5,781)    $(7,117)    $(10,030)
                                                     ========    =======     =======

  The accompanying notes are an integral part of these condensed, consolidated financial statements.

                           HERMES EUROPE RAILTEL B.V.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (unaudited)

                                                THREE MONTHS ENDED        SIX MONTHS ENDED
                                                     JUNE 30,                 JUNE 30,
                                               --------------------     ---------------------
                                                 1996        1997         1996         1997
                                               --------     -------     --------     --------
                                                  (IN THOUSANDS)           (IN THOUSANDS)
    OPERATING ACTIVITIES
      Net loss.............................    $ (3,473)    $(5,781)    $ (7,117)    $(10,030)
      Adjustments to reconcile net loss to
         net cash used in operating
         activities:
         Depreciation and amortization.....         101         335          179          832
         Changes in assets and liabilities:
           Accounts receivable.............          81        (574)          --         (665)
           Accounts payable and accrued
              expenses.....................       3,799       3,626        4,826        1,178
           Other changes in assets and
              liabilities..................        (968)     (4,575)      (1,040)      (4,595)
                                                -------     -------     --------
              Net cash used in operating
                activities.................        (460)     (6,969)      (3,152)     (13,280)
    INVESTING ACTIVITIES
      Purchases of property and
         equipment.........................      (3,885)     (1,234)      (5,530)      (4,477)
      Restricted cash......................      (6,579)      2,503       (6,579)       2,698
                                                -------     -------     --------
              Net cash (used in) provided
                by investing activities....     (10,464)      1,269      (12,109)      (1,779)
    FINANCING ACTIVITIES
      Repayment of debt....................          --         (40)          (2)         (89)
      Proceeds from shareholders' loans....          62       3,850       19,543       13,628
      Due to affiliated companies, net.....        (105)      2,170          (23)       2,818
                                                -------     -------     --------
              Net cash (used in) provided
                by financing activities....         (43)      5,980       19,518       16,357
    Effect of exchange rate changes on cash
      and cash equivalents.................         (55)     (1,402)         128       (2,261)
                                                -------     -------     --------
    Net (decrease) increase in cash and
      cash equivalents.....................     (11,022)     (1,122)       4,385         (963)
    Cash and cash equivalents at beginning
      of period............................      21,191       2,172        5,784        2,013
                                                -------     -------     --------
    Cash and cash equivalents at end of
      period...............................    $ 10,169     $ 1,050     $ 10,169     $  1,050
                                                =======     =======     ========

     The accompanying notes are an integral part of these condensed, consolidated financial statements.

                           HERMES EUROPE RAILTEL B.V.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

NOTE 1:  FINANCIAL PRESENTATION AND DISCLOSURES

     In the opinion of management, the accompanying unaudited condensed, consolidated financial statements of Hermes Europe Railtel B.V. (the "Company") contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's financial position as of December 31, 1996, June 30, 1997 and pro forma at June 30, 1997 (see Note 3, "Subsequent Events and Pro Forma Adjustments to Balance Sheet"), and the results of operations and cash flows for the periods indicated.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Material intercompany affiliate account transactions have been eliminated; however, other adjustments may have been required had an audit been performed. It is suggested that these financial statements be read in conjunction with the Company's 1996 audited consolidated financial statements and the notes related thereto. The results of operations for the three and six months ended June 30, 1997 may not be indicative of the operating results for the full year.

     The Company intends to become the leading pan-European carriers' carrier by developing and operating a managed, seamless, fiber optic, pan-European network, and providing high quality trans-border transmission services to telecommunications carriers across Europe.

     As of June 30, 1997, the Company was 50% owned by HIT Rail B.V. ("HIT Rail"), a consortium of eleven European railway companies and 50% owned by GTS-Hermes, Inc. ("GTS-Hermes"), a U.S. holding company that is a wholly-owned subsidiary of Global TeleSystems Group, Inc. ("GTS"), a provider of a broad range of telecommunications services to businesses, other telecommunications service providers and consumers through its operation of voice and data networks, international gateways, local access and cellular networks and the provision of various value-added services in markets outside of the United States. In an effort to increase the equity of the Company by means of the contribution of fiber optic cable leases and/or cash by its current owners and individual shareholders of HIT Rail, the Company undertook a recapitalization (the "Recapitalization") during the first quarter of 1997 which is expected to be completed by the end of August 1997 (see Note 3, "Subsequent Events and Pro Forma Adjustments to Balance Sheet").

NOTE 2:  RELATED PARTY TRANSACTIONS

     The Company received financing through shareholders' loans transactions provided by HIT Rail and GTS-Hermes and individual members of HIT Rail. The components of the Company's shareholders' loans are as follows:

                                                                 DECEMBER 31,        JUNE 30,
                                                                     1996              1997
                                                               -----------------   -------------
                                                                        (IN THOUSANDS)
    HIT Rail.................................................       $13,999           $13,999
    GTS-Hermes...............................................        20,864            28,350
    Individual members of HIT Rail...........................            --             6,142
                                                                    -------           -------
              Total shareholders' loans......................       $34,863           $48,491
                                                                    =======           =======

     The shareholder loans from GTS-Hermes and HIT Rail were converted into shares of the Company's common stock ("Common Stock") on July 7, 1997 as part of the Recapitalization discussed below. The loans from the individual members of HIT Rail are expected to be converted into Common Stock by the end of August 1997 as part of the Recapitalization.

                           HERMES EUROPE RAILTEL B.V.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

NOTE 3:  SUBSEQUENT EVENTS AND PRO FORMA ADJUSTMENTS TO BALANCE SHEET

FINANCING TRANSACTION

     Subsequent to June 30, 1997, the Company initiated a debt offering that is expected to raise $265 million through a series of senior notes due August 15, 2007 ("Senior Notes"). The Senior Notes will be general unsecured obligations of the Company, with interest payable semiannually at a rate of 11.5%. Approximately $56.5 million of the net proceeds of the offering will be held in escrow for the first four semi-annual interest payments commencing in 1998. The offering includes an optional redemption clause that allows the Company to redeem the Senior Notes, in whole or in part, any time on or after August 15, 2002 at specific redemption prices. The Company may also redeem the Senior Notes at a price equal to 111.5% of the principal amount prior to August 15, 2000 with cash proceeds of a public offering that results in gross proceeds of at least $75 million or in certain other circumstances specified in the indenture for the Senior Notes, provided, however, that at least two-thirds of the principal amount of the Senior Notes originally issued remains outstanding after each such redemption. Pursuant to the covenants in the offering, the Company will be required to file a registration statement with the Securities Exchange Commission within 90 days of the closing of the offering.

RECAPITALIZATION

     To increase the equity of the Company by means of the contribution of fiber optic cable leases and/or cash by its current partners and individual shareholders of HIT Rail, the Company expects to complete the Recapitalization by the end of August 1997.

     Pursuant to the Recapitalization, the Company extended rights to subscribe to additional Common Stock to GTS-Hermes, HIT Rail and the eleven individual members of the HIT Rail consortium. HIT Rail and nine of the members of HIT Rail have declined to exercise their rights, while GTS-Hermes and two of the members of HIT Rail have indicated that they intend to exercise their rights.

     The first phase of the Recapitalization was completed on July 7, 1997. As a result, all shareholders' loans from GTS-Hermes and HIT Rail were converted into Common Stock. In addition, GTS-Hermes exercised its right to subscribe to additional Common Stock, resulting in a contribution of ECU 46.0 million (approximately $51.1 million), which will be paid to the Company in cash, net of the Company's outstanding payables to GTS and GTS-Hermes (approximately $5.7 million at June 30, 1997, as reflected in Due to/from affiliated companies on the balance sheet) by September 30, 1997. The ECU 46.0 million obligation has been reflected as paid in the pro forma balance sheet. The first phase of the Recapitalization resulted in the following ownership of the Company.

                                                                CONVERSION OF
                                                   SHARES       SHAREHOLDERS'   EXERCISE       SHARES
                                                JUNE 30, 1997       LOANS       OF RIGHTS   JULY 7, 1997
                                                -------------   -------------   ---------   ------------
    GTS-Hermes................................        40            50,197        100,395      150,632
    HIT Rail..................................        40            24,007             --       24,047
                                                      --
                                                                    ------        -------      -------
                                                      80            74,204        100,395      174,679
                                                      ==            ======        =======      =======

     In addition, under Dutch law, the Company is required to pay a 1% capital duty tax on all issuances of common stock, which will result in the Company paying a capital duty tax of approximately $0.9 million. The pro forma balance sheet at June 30, 1997 gives effect to the financing transaction and the first phase of the Recapitalization as discussed above.

     The Recapitalization is expected to be completed by the end of August 1997. Additional phases of the Recapitalization are expected to include the conversion of loans of ECU 5.4 million (approximately $6.1 million) advanced to the Company by two of the individual members of HIT Rail, as well as the

                           HERMES EUROPE RAILTEL B.V.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

NOTE 3:  SUBSEQUENT EVENT AND PRO FORMA ADJUSTMENTS
         TO BALANCE SHEET (CONTINUED)
contribution of fiber optic cable leases. If all members of HIT Rail participate in the Recapitalization as anticipated, it will result in the following ownership of the Company:

                                                                                        SHARES AT
                                                        SHARES        ADDITIONAL      COMPLETION OF
                                                     JULY 7, 1997       SHARES       RECAPITALIZATION
                                                     ------------     ----------     ----------------
    GTS-Hermes.....................................     150,632             --            150,632
    HIT Rail.......................................      24,047             --             24,047
    Individual members of HIT Rail.................          --         15,789             15,789
                                                        -------         ------            -------
                                                        174,679         15,789            190,468
                                                        =======         ======            =======

                   PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY

                           HERMES EUROPE RAILTEL B.V.
                              Terhulpsesteenweg 6A
                            1560 Hoeilaart, Belgium

                       OFFICE IN COUNTRY OF ORGANIZATION

                           HERMES EUROPE RAILTEL B.V.
                               Strawinskylaan 305
                               1077 XX Amsterdam
                                The Netherlands

                              INDEPENDENT AUDITORS

                  ERNST & YOUNG REVISEURS D'ENTREPRISES S.C.C.
                            Avenue Marcel Thirty 204
                            B-1200 Brussels, Belgium

                                 LEGAL ADVISERS

                              SHEARMAN & STERLING
                              599 Lexington Avenue
                         New York, New York 10022-6069

       As to Dutch Company Law Matters                   As to Regulatory Matters
             LOEFF CLAEYS VERBEKE                            COUDERT BROTHERS
                Apollolaan 15                                 20 Old Bailey
                P.O. Box 75088                               London, EC4M 7JP
                    1070AB                                       England
          Amsterdam, The Netherlands

                         EXCHANGE AND INFORMATION AGENT
                              THE BANK OF NEW YORK
                               101 Barclay Street
                            New York, New York 10286

                    LISTING AGENT, PAYING AND TRANSFER AGENT
                    BANQUE INTERNATIONALE A LUXEMBOURG S.A.
                                69 route d'Esch
                               L-1470 Luxembourg

             ======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
Service of Process and Enforceability
  of Civil Liabilities................   iv
Certain Definitions...................   iv
Prospectus Summary....................    1
Risk Factors..........................   11
Use of Proceeds.......................   19
Capitalization........................   27
Selected Consolidated Financial
  Data................................   28
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   29
Industry Overview.....................   31
Business..............................   35
Licenses and Regulatory Issues........   43
Management............................   47
Executive Compensation and Other
  Information.........................   51
Security Ownership of Principal
  Shareholders and Management.........   55
Certain Relationships and Related
  Transactions........................   55
Description of the Exchange Notes.....   58
Certain Tax Considerations............   89
Plan of Distribution..................   93
Legal Matters.........................   94
Independent Auditors..................   94
General Listing Information...........   94
Glossary..............................   96
Index to Financial Statements.........  F-1

             ======================================================
             ======================================================
                                  $265,000,000

                                 HERMES EUROPE
                                  RAILTEL B.V.

                         11 1/2% SENIOR NOTES DUE 2007
                          [HERMES EUROPE RAILTEL LOGO]
                             ----------------------
                                   PROSPECTUS
                             ----------------------
                                             , 1997
             ======================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Dutch Company Law ("Netherlands Law") permits indemnification of directors, employees and agents of corporations under certain conditions and subject to certain limitations.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (A)      EXHIBITS.

     3.1   --  Deed of Incorporation and Articles of Association, as amended to date
     4.1   --  Form of Outstanding Note (contained in Indenture filed as Exhibit 4.3)
     4.2   --  Form of Exchange Note (contained in Indenture filed as Exhibit 4.3)
     4.3   --  Indenture, dated August 19, 1997, among the Company, Global TeleSystems Group,
               Inc. and The Bank of New York, as Trustee
     4.4   --  Registration Rights Agreement, dated August 19, 1997, between the Company and
               Donaldson, Lufkin & Jenrette Securities Corporation, UBS Securities LLC and
               Lehman Brothers Inc.
     4.5   --  Escrow Agreement, dated August 19, 1997, among the Company and The Bank of New
               York, as Trustee and as Escrow Agent
     5.1*  --  Opinion of Shearman & Sterling regarding the legality of the securities being registered
     5.2*  --  Opinion of Loeff Claeys Verbeke
     8.1*  --  Opinion of Shearman & Sterling regarding tax matters
    10.1*  --  Shareholders Agreement, dated as of July   , 1997, among the Company,
               GTS-Hermes Inc., HIT Rail B.V., SNCB/NMBS and AB Swed Carrier
    10.2   --  Employment Agreement, dated as of January 3, 1995, between SFMT, Inc. and Jan
               Loeber
    10.3   --  Employment Agreement, dated as of January 3, 1995, between SFMT, Inc. and
               Gerard Caccappolo
    10.4   --  Employment Agreement, dated as of January 1, 1996, between GTS Group, Inc. and
               Bruce Rudy
    10.5   --  Employment Agreement between the Company and Peter Magnus
    10.6   --  Employment Agreement, dated as of September 26, 1995, between the Company and
               J.A. Shearing
    10.7   --  License, dated December 18, 1996, granted by the Secretary of State for Trade and Industry relating to the United Kingdom
    10.8*  --  Registration, dated July 26, 1996, granted by IBPT relating to Belgium
    10.9*  --  Authorization Letter, dated August 1, 1996, granted by Hoofdirectie
               Telecommunicate & Post relating to the Netherlands
    10.10* --  License, dated May 28, 1997, granted by BMPT relating to Germany
    10.11*+--  Agreement, dated April 1, 1997, between Eastern Group Telecoms Limited and the
               Company
    10.12*+--  Agreement, dated January 16, 1997, between SNCB/NMBS and the Company
    10.13*+--  Agreement, dated February 3, 1997, between SANEF and the Company
    12.1   --  Statements re computation of deficiency of earnings to fixed charges
    21.1   --  List of Subsidiaries
    23.1   --  Consent of Ernst & Young LLP
    23.2*  --  Consent of Shearman & Sterling (included in its opinion filed as Exhibit 5.1)
    24.1   --  Powers of Attorney (included on the signature pages of this Registration
               Statement)
    25.1   --  Statement of Eligibility of The Bank of New York on Form T-1
    27.1   --  Financial Data Schedule for 1996
    27.2   --  Financial Data Schedule for Second Quarter 1997
    99.1*  --  Form of Letter of Transmittal
    99.2*  --  Form of Notice of Guaranteed Delivery

---------------
* To be filed by amendment.
+ Confidential material to be redacted and filed separately with the Securities and Exchange Commission.

      (B)  FINANCIAL STATEMENT SCHEDULES.

     (1) Financial Statements

     The financial statements filed as part of this Registration Statement are listed in the Index to Financial Statements on page F-1.

     (2) Schedules

     The financial statement schedules of the Company have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or Notes thereto.

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 "Indemnification of Directors and Officers," above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the paying by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, Hermes Europe Railtel B.V. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hoeilaart, Belgium, on October 10, 1997.

                                          HERMES EUROPE RAILTEL B.V.

                                          By: /s/      Jan Loeber
                                            ------------------------------------
                                                         JAN LOEBER
                                                     Managing Director

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Jan Loeber and Peter Magnus, and each of them singly, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on October 10, 1997.

                Signature                                          TITLE
------------------------------------------    -----------------------------------------------
              /s/ Jan Loeber                  Managing Director (Principal Executive Officer)
------------------------------------------
               (Jan Loeber)

             /s/ Peter Magnus                 Corporate Financial Director -- Chief Financial
------------------------------------------      Officer (Principal Financial and Accounting
              (Peter Magnus)                    Officer)

           /s/ Gerald W. Thames               Member of Board of Supervisory Directors
------------------------------------------
            (Gerald W. Thames)

         /s/ Bernard J. McFadden              Member of Board of Supervisory Directors
------------------------------------------
          (Bernard J. McFadden)

         /s/ Lars Stig M. Larsson             Member of Board of Supervisory Directors
------------------------------------------
          (Lars Stig M. Larsson)

            /s/ Svend Laursen                 Member of Board of Supervisory Directors
------------------------------------------
             (Svend Laursen)

              /s/ Jan Loeber                  Member of Board of Managing Directors
------------------------------------------
             GTS-Hermes, Inc.
              By Jan Loeber,
 Senior Vice President and Representative

                                                                                     SEQUENTIALLY
     EXHIBIT                                                                           NUMBERED
      NUMBER                              DESCRIPTION                                    PAGE
    ---------- ------------------------------------------------------------------    ------------

     3.1   --  Deed of Incorporation and Articles of Association, as amended to date
     4.1   --  Form of Outstanding Note (contained in Indenture filed as Exhibit
               4.3)
     4.2   --  Form of Exchange Note (contained in Indenture filed as Exhibit
               4.3)
     4.3   --  Indenture, dated August 19, 1997, among the Company, Global
               TeleSystems Group, Inc. and The Bank of New York, as Trustee
     4.4   --  Registration Rights Agreement, dated August 19, 1997, between the
               Company and Donaldson, Lufkin & Jenrette Securities Corporation,
               UBS Securities LLC and Lehman Brothers Inc.
     4.5   --  Escrow Agreement, dated August 19, 1997, among the Company and The
               Bank of New York, as Trustee and as Escrow Agent
     5.1*  --  Opinion of Shearman & Sterling regarding the legality of the securities being registered
     5.2*  --  Opinion of Loeff Claeys Verbeke
     8.1*  --  Opinion of Shearman & Sterling regarding tax matters
    10.1*  --  Shareholders Agreement, dated as of July   , 1997, among the
               Company, GTS-Hermes Inc., HIT Rail B.V., SNCB/NMBS and AB Swed
               Carrier
    10.2   --  Employment Agreement, dated as of January 3, 1995, between SFMT,
               Inc. and Jan Loeber
    10.3   --  Employment Agreement, dated as of January 3, 1995, between SFMT,
               Inc. and Gerard Caccappolo
    10.4   --  Employment Agreement, dated as of January 1, 1996, between GTS
               Group, Inc. and Bruce Rudy
    10.5   --  Employment Agreement between the Company and Peter Magnus
    10.6   --  Employment Agreement, dated as of September 26, 1995, between the
               Company and J.A. Shearing
    10.7   --  License, dated December 18, 1996, granted by the Secretary of
               State for Trade and Industry relating to the United Kingdom
    10.8*  --  Registration, dated July 26, 1996, granted by IBPT relating to
               Belgium
    10.9*  --  Authorization Letter, dated August 1, 1996, granted by
               Hoofdirectie Telecommunicate & Post relating to the Netherlands
    10.10* --  License, dated May 28, 1997, granted by BMPT relating to Germany
    10.11*+--  Agreement, dated April 1, 1997, between Eastern Group Telecoms
               Limited and the Company
    10.12*+--  Agreement, dated January 16, 1997, between SNCB/NMBS and the
               Company
    10.13*+--  Agreement, dated February 3, 1997, between SANEF and the Company
    12.1   --  Statements re computation of deficiency of earnings to fixed charges
    21.1   --  List of Subsidiaries
    23.1   --  Consent of Ernst & Young LLP
    23.2*  --  Consent of Shearman & Sterling (included in its opinion filed as
               Exhibit 5.1)
    24.1   --  Powers of Attorney (included on the signature pages of this
               Registration Statement)
    25.1   --  Statement of Eligibility of The Bank of New York on Form T-1
    27.1   --  Financial Data Schedule for 1996
    27.2   --  Financial Data Schedule for Second Quarter 1997
    99.1*  --  Form of Letter of Transmittal
    99.2*  --  Form of Notice of Guaranteed Delivery

---------------
* To be filed by amendment.
+ Confidential material to be redacted and filed separately with the Securities and Exchange Commission.